   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 27, 2000


                                                      REGISTRATION NO. 333-32478
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 4
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933


                            ------------------------

                            SIMPLE TECHNOLOGY, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              CALIFORNIA                                 3572                                 33-0399154
   (STATE OR OTHER JURISDICTION OF           (PRIMARY STANDARD INDUSTRIAL                  (I.R.S. EMPLOYER
    INCORPORATION OR ORGANIZATION)           CLASSIFICATION CODE NUMBER)                 IDENTIFICATION NO.)

                              3001 DAIMLER STREET
                        SANTA ANA, CALIFORNIA 92705-5812
                                 (949) 476-1180
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                         ------------------------------

                               MANOUCH MOSHAYEDI
                            CHIEF EXECUTIVE OFFICER
                            SIMPLE TECHNOLOGY, INC.
                              3001 DAIMLER STREET
                        SANTA ANA, CALIFORNIA 92705-5812
                                 (949) 476-1180
            (NAME, ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                         ------------------------------

                                   COPIES TO:

                KENNETH R. BENDER, ESQ.                                  THOMAS W. DOBSON, ESQ.
                ALLEN Z. SUSSMAN, ESQ.                                   TERI L. WITTEMAN, ESQ.
                JOSHUA ARMSTRONG, ESQ.                                      ESTHER CHU, ESQ.
                 MICHAEL W. CHOU, ESQ.                                      LATHAM & WATKINS
            BROBECK, PHLEGER & HARRISON LLP                               633 WEST FIFTH STREET
                 550 SOUTH HOPE STREET                                LOS ANGELES, CALIFORNIA 90071
             LOS ANGELES, CALIFORNIA 90071                                   (213) 485-1234
                    (213) 489-4060

                         ------------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /

                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                Subject to Completion, dated September 27, 2000


PROSPECTUS

                                6,364,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

          ------------------------------------------------------------

    This is our initial public offering of common stock. We are offering 6,364,000 shares of common stock. No public market currently exists for our shares.

    We propose to list our common stock on the Nasdaq National Market under the symbol "STEC." The anticipated price range is $10.00 to $12.00 per share.

    INVESTING IN THE SHARES INVOLVES RISKS. "RISK FACTORS" BEGIN ON PAGE 9.

                                                              PER SHARE      TOTAL
                                                              ---------      -----
Public Offering Price.......................................  $            $
Underwriting Discount.......................................  $            $
Proceeds to Simple Technology...............................  $            $

    We have granted the underwriters a 30-day option to purchase up to 954,600 additional shares of common stock on the same terms and conditions as set forth above to cover over-allotments, if any.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about
           , 2000.

--------------------------------------------------------------------------------

LEHMAN BROTHERS

                BANC OF AMERICA SECURITIES LLC

                                 FIDELITY CAPITAL MARKETS

                                               a division of National Financial
                                                         Services LLC

            , 2000

                               INSIDE FRONT COVER

    Across the top of the page is the phrase "DRAM Memory Modules." In the center of the page is a large picture of a circuit board with stacked memory modules. The three pictures around the large center picture of the circuit board depict: (1) a close up of stacked memory modules; (2) equipment used in manufacturing or testing of the memory modules with the phrase "One of our assembly machines" appearing below; and (3) an engineer examining a computer monitor showing a schematic of a memory module with the phrase "The module design process" appearing below. The Simple Technology logo appears in the upper right corner of the page.

                                INSIDE GATEFOLD


Inside Gatefold         Across the top of the page is the phrase "Flash Cards." The
Left Page:              phrase "Our Flash cards are used in these types of products which are available from other manufacturers" appears below.
                        Under the label "Flash Cards," there are pictures of a Flash storage card and a CompactFlash-TM- card, both branded with the Simple Technology logo. To the right is a picture of a digital camera with the phrase "Digital Cameras" appearing below. On the lower right of the page is a picture of an MP3 digital audio player with the phrase "MP3 Digital Audio
                        Players" appearing above. On the lower left of the page is a picture of a personal digital assistant with the phrase
                        "Personal Digital Assistants (PDAs)" appearing to the right.
                        The Simple Technology logo appears in the lower right corner of the page.

Inside Gatefold         The Simple Technology logo is at the center of the page.
Right Page:             Above the logo are the words "Engineering," "Manufacturing"
                        and "Testing," accompanied by three pictures: (1) an
                        engineer at a computer workstation; (2) a factory worker on the manufacturing or testing lines; and (3) two engineers
                        handling a memory card while engaged in a discussion. A
                        caption superimposed over the first two pictures reads, "The product design and testing process." A caption superimposed on the third picture reads, "One of our production lines."

                        To the right of the logo are the words "Memory," "Flash" and
                        "Solid State Devices," accompanied by two pictures. The
                        first picture depicts a circuit board with memory modules
                        and the second picture depicts a Simple Technology
                        CompactFlash-TM- card.

                        Below the logo is the phrase "Worldwide Support & Sales,"
                        accompanied by three pictures and an image of a globe. The pictures depict: (1) the Simple Technology sales force at
                        work; (2) a sales or service employee on the phone and
                        another sales or service employee in the background; and (3)
                        Simple Technology's headquarters.

                               TABLE OF CONTENTS


                                           PAGE
                                         --------
Prospectus Summary.....................      4
Risk Factors...........................      9
Forward-Looking Statements.............     19
S Corporation Status and Conversion....     20
Use of Proceeds........................     23
Dividend Policy........................     23
Capitalization.........................     25
Dilution...............................     26
Selected Consolidated Financial Data...     27
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................     29



                                           PAGE
                                         --------
Business...............................     42
Management.............................     63
Certain Transactions...................     77
Principal Shareholders.................     82
Description of Capital Stock...........     84
Shares Eligible for Future Sale........     87
Underwriting...........................     89
Legal Matters..........................     91
Experts................................     91
Where You Can Find Additional
  Information..........................     92
Index to Consolidated Financial
  Statements...........................    F-1


                             ABOUT THIS PROSPECTUS

    You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy our common stock in any jurisdiction where it is unlawful.

    This preliminary prospectus is subject to completion prior to this offering.

    Until            , 2000, all dealers selling shares of our common stock,
whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

    In this prospectus, "Simple Technology," "we," "us" and "our" refer to Simple Technology, Inc., a California corporation, and our subsidiaries.

    This prospectus includes statistical data regarding our company and the industries in which we compete. These data are based on our records taken or derived from information published or prepared by various sources, including Dataquest. Market data used throughout this prospectus relating to our relative position in our industry are based upon industry sources and the good faith estimates of our management, based upon relevant information known to them.

    We own or have rights to product names, trade names and trademarks that we use in conjunction with the sale of our products, including
Simple-Registered Trademark-, Simple Technology-Registered Trademark-, SiliconTech-TM-, IC Tower-TM- and CompactFlash-TM-. The CompactFlash Association makes the CompactFlash name and logo available royalty-free to member companies. References in this prospectus to CompactFlash are references only to our products unless otherwise indicated. This prospectus also contains other product names, trade names and trademarks that belong to other organizations.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY HIGHLIGHTS INFORMATION WE PRESENT MORE FULLY ELSEWHERE IN THIS PROSPECTUS. BECAUSE THIS IS ONLY A SUMMARY, IT DOES NOT CONTAIN ALL OF THE INFORMATION THAT MAY BE IMPORTANT TO YOU. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY BEFORE DECIDING TO INVEST IN SHARES OF OUR COMMON STOCK. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF FACTORS DESCRIBED UNDER THE HEADING "RISK FACTORS" AND IN OUR CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES APPEARING ELSEWHERE IN THIS PROSPECTUS.

                                  OUR COMPANY

    Simple Technology is an independent provider of standard and custom memory solutions, with products based on dynamic random access memory, or DRAM, static random access memory, or SRAM, and Flash memory technologies, such as CompactFlash. We design, manufacture and market a comprehensive line of over 2,500 memory and storage products, as well as connectivity products that connect memory cards and hard drive upgrade kits to PCs. These products are used in high performance computing, networking and communications, consumer electronics and industrial applications. We believe our comprehensive line of products allows our customers to efficiently manage their inventory purchases by consolidating their sources for memory, storage and connectivity products. Our patented IC Tower stacking technology allows multiple memory chips to be stacked together to increase the capabilities of memory modules without increasing the product footprint. Our CompactFlash cards provide portable digital devices, such as digital cameras and MP3 digital audio players, with increased storage capabilities in a smaller size product. Our Original Equipment Manufacturer, or OEM, Division, known as SiliconTech, primarily sells custom memory products for newly manufactured systems. Our Aftermarket Division primarily sells standard and custom memory and storage products which are mainly used as upgrades to existing systems.

    The demand for memory products in digital electronic systems has been growing rapidly. The development of high performance PCs and servers and the evolution of Internet infrastructure have increased the demand for greater capabilities in the storage, manipulation, transfer and management of digital data. According to Dataquest, the worldwide market for DRAM is expected to grow at a compound annual growth rate of 48.7% from $23.1 billion in 1999 to $76.0 billion in 2002, the worldwide market for SRAM is expected to grow at a compound annual growth rate of 13.6% from $4.5 billion in 1999 to $6.6 billion in 2002 and the worldwide market for Flash memory is expected to grow at a compound annual growth rate of 19.7% from $3.9 billion in 1999 to $8.0 billion in 2003.

    As a result of increased demand for consumer electronics and high density memory products used in Internet infrastructure and embedded applications, the percentage of our revenues derived from the sale of Flash memory and IC Tower stacking products increased from 13.0% in 1998 to 20.8% in 1999 and 33.2% in the first half of 2000. In 1999 and the first half of 2000, our highest profit margin products were our IC Tower stacking products. We believe that Flash memory and high density memory products will continue to represent an increasing percentage of our product mix as demand for these applications expands.

    As product development times shorten and the ability of manufacturers to bring products to market quickly becomes more critical in product adoption and success, OEMs are increasingly outsourcing the design, development and manufacture of memory products to third-party memory providers. We believe our technical capabilities and volume manufacturing strengths allow our OEM Division customers to cost-effectively design and implement customized, advanced memory chip technology in high volume product applications. In addition, we believe our design, manufacturing, testing and logistics expertise, along with our proprietary technologies, enable us to respond to our customers' rapidly changing product and service requirements by providing our customers with timely access to higher speed and higher density memory products, increasing our customers' ability to bring products to market quickly, and decreasing our customers' capital requirements and production and inventory costs.

    Our goal is to be a worldwide leader in the design, manufacture and marketing of standard and custom memory solutions. The following are key elements of our strategy:

    - Expand and broaden our product line;

    - Maintain and extend our technological and engineering expertise;

    - Increase and expand our sales and marketing efforts;

    - Increase our manufacturing efficiencies;

    - Further penetrate international markets; and

    - Pursue acquisitions of complementary businesses and technologies.

    We cannot assure you that we will be able to achieve our business objectives in the face of a variety of risks as summarized under "Risk Factors."

    In the first half of 2000, our principal direct OEM Division customers included Alcatel, Cisco Systems, Motorola, Silicon Graphics and Unisys. In 1999, our principal direct OEM Division customers included Dell Products, Mitsubishi, Motorola, Unisys and Xerox. In the first half of 2000, our principal Aftermarket Division customers included CDW Computer Centers, Costco Wholesale, Ingram Micro, PC Connection and Synnex Information Technologies. In 1999, our principal Aftermarket Division customers included Avnet Computer, CDW Computer Centers, Costco Wholesale, Ingram Micro and Micro Warehouse. Other than CDW Computer Centers, no customer accounted for more than 10.0% of our total revenues in 1999 or in the first half of 2000.

                             CORPORATE INFORMATION

    Simple Technology, Inc. was incorporated in California in March 1990. Our principal executive offices are located at 3001 Daimler Street, Santa Ana, California 92705-5812. Our telephone number is (949) 476-1180. Our website is located at www.simpletech.com. INFORMATION CONTAINED ON OUR WEBSITE IS NOT PART OF THIS PROSPECTUS.
                            ------------------------

    UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES THAT:

    - THE INITIAL PUBLIC OFFERING PRICE WILL BE $11.00 PER SHARE;

    - EACH SHARE OF OUR COMMON STOCK HAS BEEN SPLIT ON A 5.07 FOR 1 BASIS BEFORE THE COMPLETION OF THIS OFFERING;

    - THE UNDERWRITERS WILL NOT EXERCISE THEIR OVER-ALLOTMENT OPTION TO PURCHASE UP TO 954,600 ADDITIONAL SHARES OF OUR COMMON STOCK;

    - OUR S CORPORATION STATUS UNDER SUBCHAPTER S OF THE INTERNAL REVENUE CODE HAS TERMINATED AS OF THE DATE IMMEDIATELY BEFORE THE COMPLETION OF THIS OFFERING;

    - IMMEDIATELY BEFORE THIS OFFERING, WE HAVE ISSUED UNDISTRIBUTED EARNINGS NOTES TO OUR EXISTING SHAREHOLDERS IN AN AGGREGATE PRINCIPAL AMOUNT EQUAL TO OUR UNDISTRIBUTED EARNINGS FROM THE DATE OF OUR FORMATION THROUGH THE DATE IMMEDIATELY BEFORE THE COMPLETION OF THIS OFFERING;

    - IMMEDIATELY BEFORE THIS OFFERING, WE HAVE ISSUED ADDITIONAL PAID-IN CAPITAL NOTES TO OUR EXISTING SHAREHOLDERS IN AN AGGREGATE PRINCIPAL AMOUNT OF $3.0 MILLION, REPRESENTING ADDITIONAL PAID-IN CAPITAL THAT THEY INVESTED PREVIOUSLY; AND

    - UPON THE COMPLETION OF THIS OFFERING, WE WILL USE A PORTION OF THE NET PROCEEDS FROM THIS OFFERING TO PAY OFF THE UNDISTRIBUTED EARNINGS NOTES AND THE ADDITIONAL PAID-IN CAPITAL NOTES HELD BY OUR EXISTING SHAREHOLDERS.

                            ------------------------

                                  THE OFFERING

Common stock offered by Simple Technology.........  6,364,000 shares
Common stock to be outstanding after the            36,965,027 shares
  offering........................................
Use of proceeds...................................  We intend to use a portion of the net proceeds from this offering for the payment of amounts
                                                    outstanding at the completion of this offering
                                                    under our line of credit and the payment of the
                                                    undistributed earnings notes and additional
                                                    paid-in capital notes held by our existing
                                                    shareholders. We intend to use the balance of
                                                    the net proceeds for working capital and general
                                                    corporate purposes. See "Use of Proceeds."
Proposed Nasdaq National Market symbol............  STEC


    The number of shares of common stock to be outstanding after this offering is based upon 30,601,027 shares of common stock outstanding as of September 25, 2000 and the 6,364,000 shares of common stock being sold by us in this offering, and excludes:



    - 7,033,005 shares of common stock reserved for future issuance under our 2000 Stock Incentive Plan, which amount includes 3,385,061 shares of common stock issuable upon exercise of stock options outstanding as of September 25, 2000 under our 1996 Stock Option Plan at a weighted average exercise price of $1.08 per share and 3,400,000 shares of common stock issuable upon exercise of stock options which we intend to issue to our employees, consultants and independent directors, other than our Chief Executive Officer, President and Chief Operating Officer, upon the completion of this offering at an exercise price per share equal to the initial public offering price;


    - 360,000 shares of common stock reserved for future issuance under our 2000 Employee Stock Purchase Plan; and

    - Up to 954,600 shares of common stock to be sold by us if the underwriters exercise their over-allotment option in full, as described in "Underwriting."

    Our 1996 Stock Option Plan will be succeeded by our 2000 Stock Incentive Plan upon the completion of this offering. You should read the discussion under "Management--Stock Plans/ Employee Compensation Programs" for additional information concerning our 2000 Stock Incentive Plan and our 2000 Employee Stock Purchase Plan.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

    The following tables set forth summary consolidated financial data for Simple Technology. The historical results presented are not necessarily indicative of future results. The summary consolidated balance sheet data as of June 30, 2000 and consolidated statement of operations data for the six months ended June 30, 2000 and 1999 were derived from our unaudited financial statements and, in the opinion of management, reflect and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of such results. The summary consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

                                                                                                                SIX MONTHS
                                                            YEAR ENDED DECEMBER 31,                           ENDED JUNE 30,
                                         --------------------------------------------------------------   -----------------------
                                            1995         1996         1997         1998         1999         1999         2000
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                             (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net revenues...........................    $206,756     $163,716     $159,088     $122,288     $192,593      $83,278     $132,647
Cost of revenues.......................     181,595      137,442      131,094       97,930      152,743       68,351      103,237
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
Gross profit...........................      25,161       26,274       27,994       24,358       39,850       14,927       29,410
Total operating expenses...............      13,832       22,920       26,905       24,901       25,737       12,304       17,238
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
Income (loss) from operations..........      11,329        3,354        1,089         (543)      14,113        2,623       12,172
Interest and other expense, net........       1,997        1,473        1,713        1,597        2,128          971          805
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
Income (loss) before provision
  (benefit) for income taxes...........       9,332        1,881         (624)      (2,140)      11,985        1,652       11,367
Provision (benefit) for income taxes...         133         (201)           2           23         (518)         (71)         175
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net income (loss)......................    $  9,199     $  2,082      $  (626)    $ (2,163)    $ 12,503      $ 1,723     $ 11,192
                                         ==========   ==========   ==========   ==========   ==========   ==========   ==========

PRO FORMA DATA(1):
Income (loss) before provision
  (benefit) for income taxes...........    $  9,332     $  1,881      $  (624)    $ (2,140)    $ 11,985      $ 1,652     $ 11,367
Pro forma provision (benefit) for
  income taxes.........................       3,546          715         (237)        (813)       4,554          628        4,319
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
Pro forma net income (loss)............    $  5,786     $  1,166      $  (387)    $ (1,327)    $  7,431      $ 1,024     $  7,048
                                         ==========   ==========   ==========   ==========   ==========   ==========   ==========
Pro forma net income (loss) per
  share(2)
  Basic................................    $   0.19     $   0.04     $  (0.01)    $  (0.04)    $   0.24      $  0.03     $   0.23
  Diluted..............................    $   0.19     $   0.04     $  (0.01)    $  (0.04)    $   0.23      $  0.03     $   0.21
Weighted average shares outstanding(2)
  Basic................................  30,601,027   30,601,027   30,601,027   30,601,027   30,601,027   30,601,027   30,601,027
  Diluted..............................  30,601,027   30,601,027   30,601,027   30,601,027   32,657,993   31,924,155   33,360,582

SUPPLEMENTAL PRO FORMA DATA(3):
Supplemental pro forma net income......                                                        $  8,260                  $  7,427
                                                                                             ==========                ==========
Supplemental pro forma net income per
  share
  Basic................................                                                        $   0.26                  $   0.22
  Diluted..............................                                                        $   0.24                  $   0.21

Supplemental pro forma weighted average
  shares outstanding
  Basic................................                                                      32,199,874                33,181,357
  Diluted..............................                                                      34,256,840                35,940,912

                                                                            JUNE 30, 2000
                                                              -----------------------------------------
                                                                                           PRO FORMA
                                                               ACTUAL    PRO FORMA(4)    AS ADJUSTED(5)
                                                              --------   -------------   --------------
                                                                           (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................  $    23       $    23         $20,015
Working capital.............................................   36,245        17,803          57,381
Total assets................................................   75,282        76,031          96,022
Long-term portion of debt and capital
  lease obligations.........................................   25,646        25,646           2,371
Total shareholders' equity..................................   19,355            98          62,952

------------------------------

(1) Since our formation in March 1990, we have elected for federal and state income tax purposes to be treated as an S corporation under Subchapter S of the Internal Revenue Code of 1986 and comparable state tax laws and have filed our federal and state income tax returns on that basis. Accordingly, no provision has been made for federal or certain state income taxes. Pro forma net income (loss) has been computed as if we had been fully subject to federal and state income taxes as a C corporation for all periods presented. Our S corporation status will terminate on the date immediately before the completion of this offering, after which time we will be required to pay federal and state corporate-level income taxes as a C corporation. See "S Corporation Status and Conversion," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and note 13 of the notes to our consolidated financial statements.

(2) Reflects a 5.07 for 1 stock split of our common stock before the completion of this offering. All share and per share amounts have been adjusted to give retroactive effect to the stock split.

(3) Reflects the pro forma sale of 1,134,425 shares as of December 31, 1999 and 2,115,908 shares as of June 30, 2000 of our common stock at an assumed initial public offering price of $11.00 per share, the mid-point of the filing range. Such shares solely represent the amounts necessary to pay down our existing line of credit, which indebtedness amounted to $12.5 million at December 31, 1999 and $23.3 million at June 30, 2000. Supplemental pro forma net income reflects the pro forma elimination of interest expense related to this line of credit, net of federal and state corporate-level income taxes, equal to $829,000 for the year ended December 31, 1999 and $379,000 for the six months ended June 30, 2000. In addition, the weighted average shares outstanding for the year ended December 31, 1999 and the six month period ended June 30, 2000 include a computational increase of 464,422 shares sufficient to cover the excess of pro forma distributions to shareholders calculated as of June 30, 2000, compared to the Company's pro forma net income for the period from January 1, 1999 through June 30, 2000. Refer to
    Note 2 of the notes to the consolidated financial statements, "pro forma as adjusted data" caption.

(4) Adjusted to reflect our payment of the undistributed earnings notes held by our existing shareholders in the aggregate principal amount equal to our undistributed earnings from the date of our formation through June 30, 2000, equal to approximately $16.6 million, including a net increase in net deferred income tax assets of approximately $330,000 assuming our S corporation status terminated on June 30, 2000 and our payment of the additional paid-in capital notes in an aggregate principal amount of $3.0 million. See "S Corporation Status and Conversion."

(5) As adjusted to reflect the sale of 6,364,000 shares of common stock by us at an assumed initial public offering price of $11.00 per share, the mid-point of the filing range, and the application of the estimated net proceeds from this offering as described under "Use of Proceeds."

                                  RISK FACTORS

    INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS DESCRIBED BELOW, AND ALL OTHER INFORMATION CONTAINED IN THIS PROSPECTUS BEFORE DECIDING WHETHER TO INVEST IN OUR COMMON STOCK. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE INTENDED TO BE THE MATERIAL RISKS THAT ARE SPECIFIC TO US, TO OUR INDUSTRY OR TO COMPANIES GOING PUBLIC. IF ANY OF THE FOLLOWING RISKS OCCUR, OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS COULD BE HARMED. THIS COULD CAUSE THE TRADING PRICE OF OUR COMMON STOCK TO DECLINE, AND YOU MIGHT LOSE PART OR ALL OF YOUR INVESTMENT.

                         RISKS RELATED TO OUR BUSINESS

DECLINES IN OUR AVERAGE SALES PRICES MAY RESULT IN DECLINES IN OUR GROSS
  MARGINS.

    During 1998, production overcapacity in the memory product market caused the prices of our memory products to decline, which negatively impacted our revenues, gross margins and profitability. In addition, declines in semiconductor prices could affect the valuation of our inventory which could harm our business. We expect production overcapacity will reoccur in the future. Our ability to maintain or increase revenues will depend upon our ability to increase unit sales volumes of existing products and to introduce and sell new products in quantities sufficient to offset anticipated declines in sales prices. Our efforts to reduce costs and develop new products to offset the impact of further declines in average sales prices may not be successful. Declines in average sales prices also would result in more memory being built into products by original equipment manufacturers, or OEMs, which would favor our largest competitors and reduce the demand for our aftermarket memory products.

BECAUSE WE DEPEND ON A SMALL NUMBER OF SUPPLIERS FOR IC DEVICES, ANY DISRUPTION IN OUR SUPPLY RELATIONSHIPS COULD HARM OUR ABILITY TO FULFILL ORDERS.

    We have no long-term supply contracts and are dependent on a small number of suppliers to supply integrated circuit, or IC, devices which represent approximately 95% of our component costs. Our dependence on a small number of suppliers and our lack of long-term supply contracts expose us to several risks, including the inability to obtain an adequate supply of components, price increases, late deliveries and poor component quality. Hitachi Semiconductor (America) Inc. supplies substantially all of the IC devices used in our Flash memory products. In addition, Hitachi Semiconductor (America) Inc., Hyundai Electronics America, Inc., NEC Electronics, Inc. and Samsung Semiconductor, Inc. currently supply a majority of the dynamic random access memory, or DRAM, IC devices used in our DRAM memory products. A disruption in or termination of our supply relationship with any of these significant suppliers by natural disaster or otherwise, or our inability to develop relationships with new suppliers, if required, would cause delays, disruptions or reductions in product shipments or require product redesigns which could damage relationships with our customers, and would increase our costs and/or prices. In particular, if our supply relationship with Hitachi Semiconductor (America) Inc. is disrupted or terminated, our ability to manufacture and sell our Flash products would be limited and our Flash business would be adversely affected. See "Business--Suppliers."

WE MAY BE UNABLE TO MAINTAIN A STEADY SUPPLY OF COMPONENTS.

    The electronics industry has experienced in the past, and may experience in the future, shortages in IC devices, including DRAM, static random access memory, or SRAM, and Flash memory. We have experienced and may continue to experience delays in component deliveries and quality problems which have caused and could in the future cause delays in product shipments and have required and could in the future require the redesign of some of our products. In addition, industry capacity has, from time to time, become constrained such that some vendors which supply components for our products have placed their customers, ourselves included, on allocation. This means that while we may have customer orders, we may not be able to obtain the materials that we need to fill those orders in a timely manner. See "Business--Suppliers."

SALES TO A SMALL NUMBER OF CUSTOMERS REPRESENT A SIGNIFICANT PORTION OF OUR REVENUES AND THE LOSS OF ANY KEY CUSTOMER WOULD MATERIALLY REDUCE OUR SALES.

    Our dependence on a small number of customers means that the loss of a major customer or any reduction in orders by a major customer would materially reduce our sales. Historically, a relatively small number of customers have accounted for a significant percentage of our revenues. Our ten largest OEM Division customers accounted for an aggregate of 77.0% of our OEM Division revenues or 27.7% of our total revenues in the first half of 2000 and 75.4% of our OEM Division revenues or 19.4% of our total revenues in 1999. No OEM Division customer accounted for more than 10.0% of our total revenues in the first half of 2000 or 1999. Our ten largest Aftermarket Division customers accounted for an aggregate of 50.1% of our Aftermarket Division revenues or 32.1% of our total revenues in the first half of 2000 and 47.6% of our Aftermarket Division revenues or 35.3% of our total revenues in 1999. Our largest Aftermarket Division customer, CDW Computer Centers, Inc., accounted for 30.0% of our Aftermarket Division revenues or 19.2% of our total revenues in the first half of 2000 and 26.1% of our Aftermarket Division revenues or 19.4% of our total revenues in 1999. Consolidation in some of our customers' industries may result in increased customer concentration and the potential loss of customers as a result of acquisitions. In addition, the composition of our major customer base changes from quarter to quarter as the market demand for our customers' products changes and we expect this variability will continue in the future. We expect that sales of our products to a small number of customers will continue to contribute materially to our revenues in the foreseeable future and believe that our financial results will depend in significant part upon the success of our customers' products. See "Business--Customers."

OUR EXISTING SHAREHOLDERS HAVE SUBSTANTIAL INFLUENCE OVER OUR OPERATIONS AND CAN SIGNIFICANTLY INFLUENCE MATTERS REQUIRING SHAREHOLDER APPROVAL.

    Manouch Moshayedi, Mike Moshayedi and Mark Moshayedi, each of whom is an executive officer and director of Simple Technology, are brothers and will beneficially own approximately 82.8% of our common stock following the completion of this offering, or approximately 80.7% if the underwriters' over-allotment option is exercised in full. As a result, they will have the ability to control all matters requiring approval by our shareholders, including the election and removal of directors, approval of significant corporate transactions and the ability to control the decision of whether a change in control will occur. See "Principal Shareholders."

OUR EXISTING SHAREHOLDERS WILL RECEIVE MATERIAL BENEFITS IN CONNECTION WITH THIS OFFERING.

    Our existing shareholders will receive a portion of the net proceeds from this offering upon our payment of the undistributed earnings notes in an amount equal to our undistributed earnings from the date of our formation through the date immediately before the completion of this offering. As of June 30, 2000, the aggregate principal amount of these notes would have been approximately $16.6 million. The actual principal amount of the undistributed earnings notes will be increased by the amount of our earnings from July 1, 2000 through the date immediately before the completion of this offering, less distributions made to our existing shareholders during such period. In addition, upon completion of this offering, our existing shareholders will also receive $3.0 million of the net proceeds from this offering upon our payment of the additional paid-in capital notes. See "S Corporation Status and Conversion."

WE ARE INVOLVED FROM TIME TO TIME IN CLAIMS AND LITIGATION OVER INTELLECTUAL PROPERTY RIGHTS, WHICH MAY ADVERSELY AFFECT OUR ABILITY TO MANUFACTURE AND SELL OUR PRODUCTS.

    The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights. We believe that it may be necessary, from time to time, to initiate litigation against one or more third parties to preserve our intellectual property rights. In addition, from time to time, we have received, and may continue to receive in the future, notices that claim we have infringed upon, misappropriated or misused other parties' proprietary rights, which claims could result in litigation. Such litigation would likely result in significant expense to us and divert the efforts of our technical and management personnel. In the event of an adverse result in such litigation, we could be required to pay substantial damages, cease the manufacture, use and sale of certain products, expend significant resources to develop non-infringing technology, discontinue the use of certain processes or obtain licenses to use the infringed technology. Such a license may not be available on commercially reasonable terms, if at all. Our failure to obtain a license or our failure to obtain a license on commercially reasonable terms could cause us to incur substantial costs and suspend manufacturing products using the infringed technology. If we obtain a license, we would likely be required to make royalty payments for sales under the license. Such payments would increase our costs of revenues and reduce our gross profit.

    We are currently a party to two lawsuits regarding intellectual property as described below under "Management's Discussion and Analysis of Financial Condition and Results of Operations--Legal Proceedings" and "Business--Legal Proceedings." The outcome of litigation is inherently uncertain and we cannot predict the outcome of these lawsuits with certainty. These lawsuits have diverted, and are expected to continue to divert, the efforts and attention of our key management and technical personnel. In addition, we have incurred, and expect to continue to incur, substantial legal fees and expenses in connection with these lawsuits. As a result, our defense of these lawsuits, regardless of their eventual outcomes, has been, and will continue to be, costly and time consuming. In addition, if our IC Tower stacking patent is found to be invalid, our ability to exclude competitors from making, using or selling the same or similar products to our IC Tower stacking products would cease. In addition, if we are found to infringe valid patents of others, we may be excluded from using the infringed technology without a license, which may not be available on commercially reasonable terms, if at all.

SUCCESS BY INTERACTIVE FLIGHT TECHNOLOGIES AND AVNET IN THEIR LAWSUIT AGAINST US RELATING TO OUR SALE OF ALLEGEDLY DEFECTIVE PRODUCTS WOULD HARM OUR BUSINESS.

    On June 8, 1998, Interactive Flight Technologies, Inc. filed a lawsuit against Avnet, Inc. in the Superior Court of Maricopa County, Arizona seeking an award for direct and consequential damages arising from our sale of allegedly defective hard disk drives to Avnet for inclusion in an in-flight entertainment system manufactured by Interactive Flight. We purchased the hard disk drives from Integral Peripherals, Inc., the manufacturer, through its distributor, Bell Microsystems, Inc. Integral has since declared bankruptcy and is not a party to this lawsuit. On July 16, 1998, Avnet filed a third-party complaint against us for indemnification under the terms of a distribution agreement between Avnet and us. We denied the third-party complaint and filed a third-party complaint against, among others, Bell Microsystems seeking indemnification and contribution. Interactive Flight has since added us as an additional defendant based on the terms of our written one-year warranty which they contend was assigned to them by Avnet. Interactive Flight is seeking out-of-pocket damages of approximately $4.1 million from both Avnet and us and consequential damages from Avnet only arising from the alleged loss of contracts with several airline carriers totaling an additional $10.0 million.


    On August 18, 2000, the court entered a ruling granting Avnet's motion for summary judgment requiring us to indemnify Avnet for damages and attorneys' fees incurred by Avnet in its defense of Interactive Flight's lawsuit. On
September 1, 2000, the court entered a ruling in favor of Avnet and us by granting our joint motion for partial summary judgment against Interactive Flight. The effect of this ruling is to ban Interactive Flight from pursuing claims for either incidental or consequential damages against Avnet and us. It is possible that this ruling may be reversed if Interactive Flight decides to file a motion for reconsideration or appeal. On September 13, 2000, the court granted a motion for summary judgment in favor of Bell Microsystems and against us, effectively eliminating our claim against Bell Microsystems for indemnification. Trial is set for September 2000.

    We are the beneficiary of a potential insurance claim against the Chubb Group based on a $2.0 million policy of insurance originally issued to Integral and assigned to us as part of a settlement reached in Integral's bankruptcy proceedings. Such policy applies only to property damage. To date, Chubb has denied our claims under the policy.


    In connection with this lawsuit, we have incurred, and expect to continue to incur, substantial legal fees and expenses. This lawsuit has diverted, and is expected to continue to divert, the efforts and attention of our key management and technical personnel. As a result, our defense of this lawsuit, regardless of its eventual outcome, has been, and will continue to be, costly and time consuming. If we are unsuccessful in this lawsuit, we would be required to pay significant monetary damages to Interactive Flight and Avnet and our business would be harmed. In addition, we can give no assurance that Chubb will honor our claim for coverage. For more details concerning this lawsuit, see "Business-- Legal Proceedings--Interactive Flight Technologies, Inc."


IF INDUSTRY SALES OF PRODUCTS USING FLASH MEMORY DO NOT GROW, OUR REVENUES, GROSS MARGINS AND PROFITABILITY WOULD BE HARMED.

    The market for consumer electronics incorporating Flash memory is relatively new and emerging. The success of our Flash business will depend largely on the level of consumer interest in consumer electronics utilizing Flash memory, such as digital cameras, MP3 digital audio players and personal digital assistants, or PDAs, many of which have only recently been introduced to the market. If sales of products using Flash memory do not increase, we will be unable to grow our Flash business. In addition, if we are unable to anticipate and fulfill customer demand for our products, we may lose sales to our competitors.

DEMAND FOR OUR PRODUCTS WOULD DECLINE IF THE MARKET FOR FLASH MEMORY DOES NOT DEVELOP, OR IF A COMPETING TECHNOLOGY DISPLACES FLASH MEMORY.

    There is currently an absence of a single Flash memory standard. It is possible that Flash memory standards other than those to which our products conform will emerge as the industry standard. If we are unable to anticipate and adequately allocate our resources in a timely and efficient manner toward the production and development of industry-standard Flash memory products, we may experience significant delays in releasing new and commercially viable products. These delays would provide a competitor a first-to-market opportunity and allow a competitor to achieve greater market share. Some of our competitors are in a better financial and marketing position from which to influence industry acceptance of a particular Flash memory standard or competing technology than we are. In particular, a primary source of competition may come from companies that offer alternative technologies such as ferroelectric random access memory products. If a competing technology replaces or takes significant market share from the Flash memory market, we would not be able to sell our Flash products.

THE EXECUTION OF OUR GROWTH STRATEGY DEPENDS ON OUR ABILITY TO RETAIN KEY PERSONNEL, INCLUDING OUR EXECUTIVE OFFICERS, AND TO ATTRACT QUALIFIED PERSONNEL.

    Competition for employees in our industry is intense. We have had and may continue to have difficulty hiring the necessary engineering, sales and marketing and management personnel to support our growth. The successful implementation of our business model and growth strategy depends on the continued contributions of our senior management and other key research and development, sales and marketing and operations personnel, including Manouch Moshayedi, our Chief Executive Officer, Mike Moshayedi, our President, and Mark Moshayedi, our Chief Operating Officer, Chief Technical Officer and Secretary. The loss of any key employee, the failure of any key employee to perform in his or her current position, or the inability of our officers and key employees to expand, train and manage our employee base would prevent us from executing our growth strategy. See "Management."

WE HAVE A HISTORY OF LOSSES AND MAY INCUR FUTURE LOSSES.

    We incurred net losses on a pro forma basis of $1.3 million in 1998 and $387,000 in 1997. Although we earned net income on a pro forma basis of $7.0 million in the first half of 2000 and $7.4 million in 1999, we may incur operating losses and negative cash flows in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

OUR PROPRIETARY TECHNOLOGY AND INTELLECTUAL PROPERTY MAY NOT BE ADEQUATELY PROTECTED, WHICH COULD HARM OUR COMPETITIVE POSITION.

    Our proprietary technology and other intellectual property are critical to our success. We protect our intellectual property rights through patents, trademarks, copyrights and trade secret laws, confidentiality procedures and employee disclosure and invention assignment agreements. It is possible that our efforts to protect our intellectual property rights may not:

    - prevent the challenge, invalidation or circumvention of our existing patents;

    - result in patents that lead to commercially viable products or provide competitive advantages for our products;

    - prevent our competitors from independently developing similar products, duplicating our products or designing around the patents owned by us;

    - prevent third-party patents from having an adverse effect on our ability to do business;

    - result in patents with claims that are sufficiently broad to preclude competition;

    - provide adequate protection for our intellectual property rights;

    - prevent disputes with third parties regarding ownership of our intellectual property rights;

    - prevent disclosure of our trade secrets and know-how to third parties or into the public domain; and

    - result in patents from any of our pending applications.

    As part of our confidentiality procedures, we enter into non-disclosure and invention assignment agreements with all of our employees and attempt to control access to and distribution of our technology, documentation and other proprietary information. However, if such agreements are found to be unenforceable, we may be unable to adequately protect our intellectual property rights. In addition, despite these procedures, third parties could copy or otherwise obtain and make unauthorized use of our technologies or independently develop similar technologies.

    We have not applied and do not expect to apply for patent protection in foreign countries. In addition, the laws of foreign countries may not adequately protect our intellectual property rights. Many U.S. companies have encountered substantial infringement problems in some foreign countries. Because we sell some of our products overseas, we have exposure to foreign intellectual property risks. See "Business--Intellectual Property Rights."

OUR INDEMNIFICATION OBLIGATIONS FOR THE INFRINGEMENT BY OUR PRODUCTS OF THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS COULD REQUIRE US TO PAY SUBSTANTIAL DAMAGES.

    We currently have in effect a number of agreements in which we have agreed to defend, indemnify and hold harmless certain of our customers and suppliers from damages and costs which may arise from the infringement by our products of third-party patents, trademarks or other proprietary rights. We may periodically have to respond to claims and litigate these types of indemnification obligations. Any such indemnification claims could require us to pay substantial damages. Our insurance does not cover intellectual property infringement.

OUR INDEMNIFICATION OBLIGATIONS TO OUR CUSTOMERS AND SUPPLIERS FOR PRODUCT DEFECTS COULD REQUIRE US TO PAY SUBSTANTIAL DAMAGES.

    A number of our product sales and product purchase agreements provide that we will defend, indemnify and hold harmless our customers and suppliers from damages and costs which may arise from product warranty claims or claims for injury or damage resulting from defects in our products. We maintain insurance to protect against certain claims associated with the use of our products, but our insurance coverage may not be adequate to cover all or any part of the claims asserted against us. A successful claim brought against us that is in excess of, or excluded from, our insurance coverage could substantially harm our business, financial condition and results of operations. See "--Success by Interactive Flight Technologies and Avnet in their lawsuit against us relating to our sale of allegedly defective products would harm our business" and "Business--Legal Proceedings--Interactive Flight Technologies, Inc."

OUR LIMITED EXPERIENCE IN ACQUIRING OTHER BUSINESSES, PRODUCT LINES AND TECHNOLOGIES MAY MAKE IT DIFFICULT FOR US TO OVERCOME PROBLEMS ENCOUNTERED IN CONNECTION WITH ANY ACQUISITIONS WE MAY UNDERTAKE.

    While we have no agreements or negotiations currently underway, we intend to pursue selective acquisitions to complement our internal growth. If we make any future acquisitions, we could issue stock that would dilute our shareholders' percentage ownership, incur substantial debt or assume contingent liabilities. We have limited experience in acquiring other businesses, product lines and technologies. In addition, the attention of our small management team may be diverted from our core business if we undertake an acquisition. Potential acquisitions also involve numerous risks, including, among others:

    - Problems assimilating the purchased operations, technologies or products;

    - Costs associated with the acquisition;

    - Adverse effects on existing business relationships with suppliers and customers;

    - Risks associated with entering markets in which we have no or limited prior experience;

    - Potential loss of key employees of purchased organizations; and

    - Potential litigation arising from the acquired company's operations before the acquisition.

    Our inability to overcome problems encountered in connection with such acquisitions could divert the attention of management, utilize scarce corporate resources and harm our business. In addition, we are unable to predict whether or when any prospective acquisition candidate will become available or the likelihood that any acquisition will be completed.

WE ARE SUBJECT TO THE CYCLICAL NATURE OF THE SEMICONDUCTOR INDUSTRY AND CHANGES FROM THE CURRENT POINT IN THE CYCLE COULD ADVERSELY AFFECT OUR BUSINESS.


    The semiconductor industry, including the memory markets in which we compete, is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving standards, short product life cycles and wide fluctuations in product supply and demand. The industry has experienced significant downturns, often connected with, or in anticipation of, maturing product cycles of both semiconductor companies' and their customers' products and declines in general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. Any future downturns could have a material adverse effect on our business and operating results. Furthermore, any upturn in the semiconductor industry could result in increased demand for, and possible shortages of, components we use to manufacture and assemble our ICs. Such shortages could have a material adverse effect on our business and operating results.

PRODUCT RETURNS, PRICE PROTECTIONS AND ORDER CANCELLATIONS COULD REDUCE OUR REVENUES.

    To the extent we manufacture products in anticipation of future demand that does not materialize, or in the event a customer cancels outstanding orders, we could experience an unanticipated increase in our inventory. A lack of consumer demand for our products may also cause increased product returns. A majority of our sales through aftermarket channels include limited rights to return unsold inventory. In addition, while we may not be contractually obligated to accept returned products, we may determine that it is in our best interest to accept returns in order to maintain good relations with our customers. Product returns would increase our inventory and reduce our revenues. We have had to write-down inventory in the past for reasons such as obsolescence, excess quantities and declines in market value below our costs. These inventory write-downs were approximately $365,000 in the first half of 2000, $1.2 million in 1999, $364,000 in 1998 and $474,000 in 1997. In addition, we offer some of our aftermarket customers limited price protection rights for inventories of our products held by them. If we reduce the list price of our products, these customers may receive credits from us. We incurred price protection charges of approximately $662,000 in the first half of 2000, $367,000 in 1999, $721,000 in 1998 and
$429,000 in 1997.

    We are also subject to repurchase agreements with various financial institutions in connection with wholesale inventory financing. Under these agreements, we may be required to repurchase inventory upon customer default with a financing institution and then resell the inventory through normal distribution channels. As of June 30, 2000, we have not been required to repurchase inventory in connection with the customer default agreements noted above. However, it may be possible that we will be required to repurchase inventory, upon customer default, in the future. Sales under such agreements were approximately $1.3 million in the first half of 2000, $2.0 million in 1999, $1.7 million in 1998 and $3.6 million in 1997.

    We have no long-term volume commitments from our customers. Sales of our products are made through individual purchase orders and, in certain cases, are made under master agreements governing the terms and conditions of the relationships. Customers may change, cancel or delay orders with limited or no penalties. We have experienced cancellations of orders and fluctuations in order levels from period-to-period and we expect to continue to experience similar cancellations and fluctuations in the future which could result in fluctuations in our revenues.

WE MAY NOT BE ABLE TO MAINTAIN OR IMPROVE OUR COMPETITIVE POSITION BECAUSE OF THE INTENSE COMPETITION IN THE MEMORY INDUSTRY.

    We conduct business in an industry characterized by intense competition, rapid technological change, evolving industry standards, declining average sales prices and rapid product obsolescence. Our competitors include many large domestic and international companies that have substantially greater financial, technical, marketing, distribution and other resources, broader product lines, lower cost structures, greater brand recognition and longer-standing relationships with customers and suppliers. As a result, our competitors may be able to respond better to new or emerging technologies or standards and to changes in customer requirements. Our competitors may also be able to devote greater resources to the development, promotion and sale of products, and may be able to deliver competitive products at a lower price.

    We expect to face competition from existing competitors and new and emerging companies that may enter our existing or future markets that have similar or alternative products which may be less costly or provide additional features. In addition, some of our significant suppliers are also our competitors, many of whom have the ability to manufacture competitive products at lower costs as a result of their higher levels of integration. We also face competition from current and prospective customers that evaluate our capabilities against the merits of manufacturing products internally. Competition may arise due to the development of cooperative relationships among our current and potential competitors or third parties to increase the ability of their products to address the needs of our prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share.

    We expect our competitors will continue to improve the performance of their current products, reduce their prices and introduce new products that may offer greater performance and improved pricing, any of which could cause a decline in sales or loss of market acceptance of our products. In addition, our competitors may develop enhancements to or future generations of competitive products that may render our technology or products obsolete or uncompetitive. See "Business--Competition."

WE MAY LOSE OUR COMPETITIVE POSITION IF WE FAIL TO DEVELOP NEW AND ENHANCED PRODUCTS AND INTRODUCE THEM IN A TIMELY MANNER.

    The high performance computing, networking and communications, consumer electronics and industrial markets are subject to rapid technological change, product obsolescence, frequent new product introductions and enhancements, changes in end-user requirements and evolving industry standards. Our ability to compete in these markets will depend in significant part upon our ability to successfully develop, introduce and sell new and enhanced products on a timely and cost-effective basis, and to respond to changing customer requirements.

    We have experienced, and may in the future experience, delays in the development and introduction of new products. Our product development is inherently risky because it is difficult to foresee developments in technology, coordinate our technical personnel, and identify and eliminate design flaws. Defects or errors found in our products after commencement of commercial shipments, could result in delays in market acceptance of these products. Delays in developing, manufacturing or marketing new or enhanced products could give our competitors an advantage, hurt our reputation and harm our business, financial condition and results of operations. Such products, even if introduced, may not gain market acceptance. In addition, we may not be able to respond effectively to new technological changes or new product announcements by others.

OUR REPORTING AS AN S CORPORATION COULD EXPOSE US TO LIABILITY AND ADVERSELY AFFECT OUR PROFITABILITY.

    Since our formation in March 1990, we have elected for federal and state income tax purposes to be treated as an S corporation under Subchapter S of the Internal Revenue Code of 1986 and comparable state tax laws and have filed our federal and state income tax returns on that basis. On May 14, 1999, one of our existing shareholders transferred a portion of his shares to a trust established for the benefit of one of his children. This trust did not make an election to be treated as an eligible S corporation shareholder within the time prescribed by law, and the failure of the trust to make the election in a timely manner caused an inadvertent termination of our S corporation status as of May 13, 1999. However, we filed a statement with the IRS to obtain automatic approval of the trust's late election to be treated as an eligible S corporation shareholder, and have received verbal confirmation that the statement has been received and approved by the IRS. As a consequence of this approval, the trust's original failure to file a timely election did not cause a termination of our S corporation status. There can be no assurance that an event has not or will not occur that will result or has resulted in the termination of our S corporation status before the completion of this offering.

    Our S corporation status will terminate on the date immediately before the completion of this offering, after which time we will be required to pay federal and state corporate-level income taxes as a C corporation. If the IRS or any state taxing authority were to challenge our prior S corporation status, we could be liable to pay corporate-level taxes on our income, at the effective corporate tax rate, for all or part of the period in which we operated as an S corporation, plus interest and possible penalties.

OBTAINING ADDITIONAL CAPITAL TO FUND OUR OPERATIONS AND FINANCE OUR GROWTH COULD IMPAIR THE VALUE OF YOUR INVESTMENT.

    If we expand more rapidly than currently anticipated or if our working capital needs exceed our current expectations, we may need to raise additional capital through public or private equity offerings or debt financings. Our future capital requirements depend on many factors including our research, development, sales and marketing activities. We do not know whether additional financing will be available when needed, or will be available on terms favorable to us. If we cannot raise needed funds on acceptable terms, we may not be able to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements. To the extent we raise additional capital by issuing equity securities, our shareholders may experience substantial dilution and the new equity securities may have greater rights, preferences or privileges than our existing common stock.

WE FACE RISKS ASSOCIATED WITH DOING BUSINESS IN FOREIGN COUNTRIES, INCLUDING FOREIGN CURRENCY FLUCTUATIONS AND TRADE BARRIERS, THAT COULD LEAD TO A DECREASE IN DEMAND FOR OUR PRODUCTS OR AN INCREASE IN THE COST OF COMPONENTS USED IN OUR PRODUCTS.

    The volatility of general economic conditions and fluctuations in currency exchange rates affect the prices of our products and the prices of the components used in our products. International sales of our products accounted for 16.0% of our revenues in the first half of 2000, 15.0% of our revenues in 1999, 19.0% of our revenues in 1998 and 22.5% of our revenues in 1997. No single foreign country accounted for more than 10.0% of our revenues in the first half of 2000, or in the years 1999, 1998 or 1997. For the first half of 2000 and the year ended 1999, over 95.0% of our international sales were denominated in U.S. dollars. However, if there is a significant devaluation of the currency in a specific country, the prices of our products will increase relative to that country's currency and our products may be less competitive in that country. In addition, we cannot be sure that our international customers will continue to be willing to place orders denominated in U.S. dollars. If they do not, our revenues and results of operations will be subject to foreign exchange fluctuations which could harm our business. We do not hedge against foreign currency exchange rate risks.

    In addition, we purchase substantially all of the IC devices used in our products from local distributors of foreign suppliers. Although our purchases of IC devices are currently denominated in U.S. dollars, devaluation of the U.S. dollar relative to the currency of a foreign supplier would likely result in an increase in our cost of IC devices.

    Our international sales also are subject to certain other risks, including regulatory risks, tariffs and other trade barriers, timing and availability of export licenses, political and economic instability, difficulties in accounts receivable collections, difficulties in managing distributors, lack of a local sales presence, difficulties in obtaining governmental approvals, compliance with a wide variety of complex foreign laws and treaties and potentially adverse tax consequences. In addition, the United States or foreign countries may implement quotas, duties, taxes or other charges or restrictions upon the importation or exportation of our products, leading to a reduction in sales and profitability in that country.

DISRUPTION OF OUR OPERATIONS IN OUR SANTA ANA, CALIFORNIA MANUFACTURING FACILITY WOULD SUBSTANTIALLY HARM OUR BUSINESS.

    All of our manufacturing operations are located in our facility in Santa Ana, California. Due to this geographic concentration, a disruption of our manufacturing operations, resulting from sustained process abnormalities, human error, government intervention or natural disasters such as earthquakes, fires or floods could cause us to cease or limit our manufacturing operations and consequently harm our business, financial condition and results of operations. See "Business--Design, Manufacturing and Test" and "Business--Facilities."

COMPLIANCE WITH ENVIRONMENTAL LAWS AND REGULATIONS COULD HARM OUR OPERATING RESULTS.

    We are subject to a variety of environmental laws and regulations governing, among other things, air emissions, waste water discharge, waste storage, treatment and disposal, and remediation of releases of hazardous materials. Our failure to comply with present and future requirements could harm our ability to continue manufacturing our products. Such requirements could require us to acquire costly equipment or to incur other significant expenses to comply with environmental regulations. The imposition of additional or more stringent environmental requirements, the results of future testing at our facilities, or a determination that we are potentially responsible for remediation at other sites where problems are not presently known to us, could result in expenses in excess of amounts currently estimated to be required for such matters.

                         RISKS RELATED TO THIS OFFERING

MANAGEMENT WILL HAVE BROAD DISCRETION OVER THE USE OF PROCEEDS FROM THIS OFFERING, INCLUDING THE ABILITY TO APPLY THE PROCEEDS TO USES THAT DO NOT INCREASE OUR OPERATING RESULTS OR MARKET VALUE.

    We intend to use a portion of the net proceeds from this offering for the payment of amounts outstanding at the completion of this offering under our line of credit and the payment of the undistributed earnings notes and additional paid-in capital notes held by our existing shareholders. We intend to use the estimated remaining net proceeds of approximately $19.7 million, which amount is based on the aggregate principal amount of the undistributed earnings notes as of June 30, 2000, the $3.0 million aggregate principal amount of the additional paid-in capital notes, and amounts outstanding under our line of credit as of August 29, 2000, representing approximately 31.2% of the total net proceeds, for working capital and general corporate purposes, including expansion of sales and marketing activities, enhancement of our technology, possible acquisitions and possible international expansion. The estimated net proceeds of approximately $19.7 million will be reduced by the increase in the amount of the undistributed earnings notes accounting for the amount of our earnings from July 1, 2000 through the date immediately before the completion of this offering, less distributions made to our existing shareholders during such period. We have not reserved or allocated the balance of the net proceeds for any specific transaction, and we cannot specify with certainty how we will use the balance of the net proceeds. Accordingly, our management will have considerable discretion in the application of the balance of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the balance of the net proceeds is being used appropriately. The balance of the net proceeds may be used for corporate purposes that do not increase our operating results or market value. Pending application of the balance of the net proceeds, they may be placed in investments that do not produce income or that lose value. See "Use of Proceeds."

ANTI-TAKEOVER PROVISIONS IN OUR CHARTER DOCUMENTS AND STOCK OPTION PLAN COULD PREVENT OR DELAY A CHANGE IN CONTROL AND, AS A RESULT, NEGATIVELY IMPACT OUR SHAREHOLDERS.

    We have taken a number of actions that could have the effect of discouraging a takeover attempt. For example, provisions of our amended and restated articles of incorporation and amended and restated bylaws could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. These provisions also could limit the price that certain investors might be willing to pay in the future for shares of our common stock.

    These provisions include:

    - Limitations on who may call special meetings of shareholders;

    - Advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by shareholders at shareholder meetings;

    - Elimination of cumulative voting in the election of directors;

    - The right of a majority of directors in office, although less than a quorum, to fill vacancies on the board of directors; and

    - The ability of our board of directors to issue, without shareholder approval, "blank check" preferred stock to increase the number of outstanding shares and thwart a takeover attempt.

    Provisions of our 2000 Stock Incentive Plan allow for the automatic vesting of all outstanding options granted under the 2000 Stock Incentive Plan upon a change in control under certain circumstances. Such provisions may have the effect of discouraging a third party from acquiring us, even if doing so would be beneficial to our shareholders. See "Management--Stock Plans/Employee Compensation Programs."

INVESTORS IN THIS OFFERING WILL SUFFER IMMEDIATE AND SUBSTANTIAL DILUTION OF
  THEIR INVESTMENT.

    The initial public offering price is substantially higher than the pro forma net tangible book value per share of our outstanding common stock. Our existing shareholders have paid an average of $0.01 per share for their common stock, which is considerably less than the amount to be paid for the common stock in this offering. As a result, assuming an initial public offering price of $11.00 per share, investors purchasing common stock in this offering will incur immediate dilution of $9.30 in pro forma net tangible book value per share of common stock as of June 30, 2000. We have also issued options to acquire common stock at prices significantly below the initial public offering price. In addition, we intend to grant options to purchase a total of approximately 3,400,000 shares to our employees, consultants and independent directors, other than our Chief Executive Officer, President and Chief Operating Officer, effective upon the completion of this offering. The exercise price per share for such options will be the initial public offering price per share in this offering. To the extent those outstanding options are ultimately exercised, there will be further dilution to investors in this offering. See "Dilution."

                           FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements that involve risks and uncertainties, including statements concerning conditions in the memory, high performance computing, networking and communications, consumer electronics and industrial industries, and our business, financial condition and operating results, including in particular statements relating to our business and growth strategies, our product development efforts, and our operational and legal risks. We use words like "believe," "expect," "anticipate," "intend," "future," "plan" and other similar expressions to identify forward-looking statements. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. These forward-looking statements are based on our current expectations, and are subject to a number of risks and uncertainties, including those identified under "Risk Factors" and elsewhere in this prospectus. Our actual results could differ materially from those predicted in these forward-looking statements, and the events anticipated in the forward-looking statements may not actually occur. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results or to reflect the occurrence of unanticipated events, unless required by law.

                      S CORPORATION STATUS AND CONVERSION

    Since our formation in March 1990, we have elected for federal and state income tax purposes to be treated as an S corporation under Subchapter S of the Internal Revenue Code of 1986 and comparable state tax laws and have filed our federal and state income tax returns on that basis. An S corporation generally is not subject to corporate-level income tax. However, California levies an S corporation tax of approximately 1.5%, which we are required to pay. In addition to the California S corporation tax that we pay, our existing shareholders have been taxed directly on our earnings for federal and state income tax purposes, whether or not the earnings were distributed.


    On May 14, 1999, one of our existing shareholders transferred a portion of his shares to a trust established for the benefit of one of his children. This trust did not make an election to be treated as an eligible S corporation shareholder within the time prescribed by law, and the failure of the trust to make the election in a timely manner caused an inadvertent termination of our S corporation status as of May 13, 1999. However, we filed a statement with the IRS to obtain automatic approval of the trust's late election to be treated as an eligible S corporation shareholder, and have received verbal confirmation that the statement has been received and approved by the IRS. As a consequence of this approval, the trust's original failure to file a timely election did not cause a termination of our S corporation status. We have also received an opinion from PricewaterhouseCoopers LLP, our tax advisors, that, if the IRS processes our statement in accordance with current IRS regulations, we will not suffer an adverse tax consequence related to this inadvertent termination of our S corporation status. In addition, certain of our other existing shareholders transferred their shares of our common stock to trusts established for the benefit of their children and themselves, however, we have received written confirmation from the IRS that these transfers did not cause a termination of our S corporation status. There can be no assurance that an event has not or will not occur that will result or has resulted in the termination of our S corporation status before the completion of this offering.


    Our S corporation status will terminate on the date immediately before the completion of this offering, after which time we will be required to pay federal and state corporate-level income taxes as a C corporation. Upon the termination of our S corporation status, we will be required to record a nonrecurring income tax benefit and a corresponding net increase in net deferred income tax assets equal to the difference in our basis for assets and liabilities for financial reporting and income tax purposes. As of June 30, 2000, the amount of this income tax benefit and net increase in net deferred income tax assets would have been approximately $330,000. The actual amount of the benefit and corresponding increase will be adjusted through the date immediately before the completion of this offering.

    We have made cash distributions of a portion of our earnings to certain of our existing shareholders which were not in proportion to their ownership of our shares. The reasons for these non-proportional distributions, including payment of our existing shareholders' overall personal income tax liabilities, are detailed below. All of these amounts have been treated as distributed to our existing shareholders for financial statement purposes. However, to comply with applicable tax laws regarding distribution rights on S corporation stock, some of our existing shareholders have transferred a portion of the amount which was in excess of their pro rata share of the distributions to some of our other existing shareholders so as to make the distributions proportional to all shareholders. The remaining portion of the excess distributions, to the extent not transferred as provided in the preceding sentence, have been treated as loans to the existing shareholders from us for income tax purposes. In addition to the distributions, during certain periods our existing shareholders have received income tax refunds which have been remitted to us as contributions to capital for financial statement purposes and as repayment of shareholder loans for tax purposes.

    The following table summarizes the distributions to, and contributions from, our existing shareholders for the years ended December 31, 1997, 1998 and 1999, and for the six months ended June 30, 2000:

                                                                                                                  NET CASH
                                                            DISTRIBUTIONS/       XYZ AND                       DISTRIBUTIONS/
                                          DISTRIBUTIONS/    (CONTRIBUTIONS)     QUALCENTER                     (CONTRIBUTIONS)
                                          (CONTRIBUTIONS)      FOR TAXES      DISTRIBUTIONS                     FOR FINANCIAL
                                             FOR TAXES       UNRELATED TO        FOR LOAN          OTHER          STATEMENT
BENEFICIAL SHAREHOLDER                     RELATED TO US          US           REPAYMENT(1)    DISTRIBUTIONS      PURPOSES
----------------------                    ---------------   ---------------   --------------   -------------   ---------------
Manouch Moshayedi.......................    $  (62,000)        $     --         $       --        $118,000       $   56,000
Mike Moshayedi..........................       (62,000)         408,000                 --          23,000          369,000
Mark Moshayedi..........................       (62,000)          (3,000)                --          20,000          (45,000)
                                            ----------         --------         ----------        --------       ----------
  Total for the year ended
    December 31, 1997...................    $ (186,000)        $405,000         $       --        $161,000       $  380,000
                                            ==========         ========         ==========        ========       ==========
Manouch Moshayedi.......................    $  (69,000)        $ 28,000         $       --        $ 26,000       $  (15,000)
Mike Moshayedi..........................       (69,000)              --                 --          31,000          (38,000)
Mark Moshayedi..........................       (69,000)                                 --          17,000          (52,000)
                                            ----------         --------         ----------        --------       ----------
  Total for the year ended
    December 31, 1998...................    $ (207,000)        $ 28,000         $       --        $ 74,000       $ (105,000)
                                            ==========         ========         ==========        ========       ==========
Manouch Moshayedi.......................    $   35,000         $ 43,000         $  362,000        $116,000       $  556,000
Mike Moshayedi..........................        35,000           61,000            362,000         120,000          578,000
Mark Moshayedi..........................        35,000               --            362,000         106,000          503,000
                                            ----------         --------         ----------        --------       ----------
  Total for the year ended
    December 31, 1999...................    $  105,000         $104,000         $1,086,000        $342,000       $1,637,000
                                            ==========         ========         ==========        ========       ==========
Manouch Moshayedi.......................    $1,987,000         $287,000         $       --        $     --       $2,274,000
Mike Moshayedi..........................     1,992,000          186,000                 --              --        2,178,000
Mark Moshayedi..........................     2,021,000          329,000                 --              --        2,350,000
Mark Moshayedi, as Trustee for the M.
  and S. Moshayedi Investment Trust.....       266,000           25,000                 --              --          291,000
Mark Moshayedi and Kamran Ghadimi, as
  Trustees for the M. and P. Moshayedi
  Investment Trust......................       261,000           54,000                 --              --          315,000
Manouch Moshayedi & Ali Dariushnia, as
  Trustees for the D. and N. Moshayedi
  Investment Trust......................       232,000               --                 --              --          232,000
                                            ----------         --------         ----------        --------       ----------
  Total for the six months ended
    June 30, 2000.......................    $6,759,000         $881,000         $       --        $     --       $7,640,000
                                            ==========         ========         ==========        ========       ==========

------------------------------
(1) See "Certain Transactions" for a description of the XYZ and QualCenter Distributions for loan repayment.

    Before the completion of this offering, we will enter into a Distribution and Tax Indemnity Agreement with our existing shareholders. Under this agreement, on the date immediately before the completion of this offering we will distribute to our existing shareholders, in proportion to their ownership of our shares, notes in an aggregate principal amount equal to our undistributed earnings from the date of our formation through the date immediately before the completion of this offering. The principal amount of the undistributed earnings notes will be based upon the following calculation: Earnings for tax purposes will be derived by adding earnings for financial statement purposes to the shareholder loan balances. Earnings for tax purposes will then be divided pro-rata based upon the relative ownership percentages of our existing shareholders, yielding the amount of the shareholder distributions for tax purposes. We will use a portion of the net proceeds from this offering to pay off the principal amount of such notes upon the completion of this offering as described under "Use of Proceeds." The aggregate principal amount of the undistributed earnings notes, as of June 30, 2000, would have been approximately $16.6 million. The actual principal amount of the undistributed earnings notes will be increased by the amount of our earnings from July 1, 2000 through the date immediately before the completion of this offering, less distributions made to our existing shareholders during such period, the amount of which will further decrease the net proceeds from this offering.

    For federal income tax purposes, we will report distributions to our existing shareholders in amounts equal to their proportionate share of our undistributed earnings calculated for tax purposes. The amount of the distributions reported will include "deemed" distributions of cash to our existing shareholders with outstanding loans, as set forth in the table below. For federal income tax purposes, these "deemed" distribution amounts will be treated as having been recontributed to us by the respective shareholders in payment of the outstanding loans. This tax treatment ensures that our existing shareholders receive distributions for federal income tax purposes in accordance with their respective proportionate share ownership.

                                                                               AMOUNT OF
                                                                              SHAREHOLDER      UNDISTRIBUTED EARNINGS
                                                      PRINCIPAL AMOUNT       LOANS FOR TAX         CALCULATED FOR
                                                    OF THE UNDISTRIBUTED       PURPOSES             TAX PURPOSES
                                                    EARNINGS NOTES AS OF         AS OF                 AS OF
BENEFICIAL SHAREHOLDER                                 JUNE 30, 2000       JUNE 30, 2000(1)        JUNE 30, 2000
----------------------                              --------------------   -----------------   ----------------------
Manouch Moshayedi.................................      $ 4,812,000            $  535,000           $ 5,347,000
Mike Moshayedi....................................        4,838,000               523,000             5,361,000
Mark Moshayedi....................................        4,970,000               440,000             5,410,000
Mark Moshayedi, as Trustee for the M. and
  S. Moshayedi Investment Trust...................          679,000                37,000               716,000
Mark Moshayedi and Kamran Ghadimi, as Trustees
  for the M. and P. Moshayedi Investment Trust....          635,000                67,000               702,000
Manouch Moshayedi & Ali Dariushnia, as Trustees
  for the D. and N. Moshayedi Investment Trust....          653,000                    --               653,000
                                                        -----------            ----------           -----------
  Total as of June 30, 2000.......................      $16,587,000            $1,602,000           $18,189,000
                                                        ===========            ==========           ===========

--------------------------
(1) Represents shareholder loans equal to the amount by which net cash distributions for financial statement purposes exceeded cash distributions for tax purposes. These loans accrue interest at a rate of 8.5% and are included in the calculation of undistributed earnings for tax purposes.

    Our board of directors has determined that the distribution and payment of the undistributed earnings notes are reasonable and appropriate in light of our existing shareholders' investment in and ownership risks associated with us before the distribution of these notes. Purchasers of common stock in this offering will not be entitled to receive any portion of these notes or any portion of the net proceeds from this offering used to pay off these notes.

    The Distribution and Tax Indemnity Agreement requires our existing shareholders to reimburse us for income tax liabilities that we incur for periods before the completion of this offering, including penalties and interest, if the IRS or any state taxing authority determines that our S corporation status lapsed during all or a portion of such periods. In addition, our existing shareholders will be required to make a payment to us with respect to periods after the date of this offering if our taxable income is increased for any taxable period on or after the date of this offering and there is a related, corresponding decrease in the taxable income of our existing shareholders for a year in which we were an S corporation. In general, the obligation of our existing shareholders to make payments to us under the indemnity described in the preceding sentence will be limited to the lesser of the amount we distributed to our existing shareholders with respect to the year in which their taxable income is decreased, or our increased tax liability.

    Finally, the Distribution and Tax Indemnity Agreement provides that payment will be made by us to our existing shareholders in the event their taxable income during years in which we were an S corporation is increased because and to the extent that there is a related, corresponding reduction in our taxable income with respect to any year in which we are taxable as a C corporation.

    In addition to the distribution and payment of the undistributed earnings notes, we will issue additional paid-in capital notes to our existing shareholders in an aggregate principal amount of $3.0 million immediately before the completion of this offering, which amount represents additional paid-in capital previously invested by them. We intend to use a portion of the net proceeds from this offering to pay off the additional paid-in capital notes. See "Use of Proceeds."

                                USE OF PROCEEDS

    The net proceeds to us from the sale of the 6,364,000 shares being offered by us at an assumed initial public offering price of $11.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses, are estimated to be approximately $62.9 million, or $72.6 million if the underwriters' over-allotment option is exercised in full.

    We intend to use a portion of the net proceeds from this offering for the payment of amounts outstanding at the completion of this offering under our line of credit and the payment of the undistributed earnings notes and additional paid-in capital notes held by our existing shareholders. Our line of credit bears interest at the prime lending rate and matures in August 2002. Our line of credit had a balance of approximately $23.7 million at August 29, 2000. As of June 30, 2000, the aggregate principal amount of the undistributed earnings notes would have been approximately $16.6 million and the aggregate principal amount of the additional paid-in capital notes would have been $3.0 million. The actual principal amount of the undistributed earnings notes will be increased by the amount of our earnings from July 1, 2000 through the date immediately before the completion of this offering, less distributions made to our existing shareholders during such period. Any increase in the amount of the undistributed earnings notes will further decrease our estimated remaining net proceeds from this offering. See "S Corporation Status and Conversion."

    We intend to use the estimated remaining net proceeds of approximately
$19.7 million, which amount is based on the amount of undistributed earnings notes as of June 30, 2000 and amounts outstanding under our line of credit as of August 29, 2000, representing approximately 31.2% of the total net proceeds, for working capital and general corporate purposes, including expansion of sales and marketing activities, enhancement of our technology, possible acquisitions and possible international expansion. We have not reserved or allocated the balance of the net proceeds for any specific transaction, and we cannot specify with certainty how we will use the balance of the net proceeds. The amounts and timing of our actual expenses will depend on numerous factors, including the status of our product development efforts, sales and marketing activities, technological advances, the amount of cash generated or used by our operations and competition. We may find it necessary or advisable to use portions of the balance of the net proceeds for other purposes, and we will have broad discretion in the application of the balance of the net proceeds. Pending these other uses, we intend to invest the balance of the net proceeds in short-term, interest-bearing, investment grade securities.

                                DIVIDEND POLICY

    Prior to the completion of this offering we will have made distributions of cash and notes to our existing shareholders of an aggregate amount equal to our total earnings from the date of our formation through the date immediately before the completion of this offering. Upon the completion of this offering, we will pay off the undistributed earnings notes and the additional paid-in capital notes held by our existing shareholders. Purchasers of common stock in this offering will not be entitled to receive any portion of these payments or distributions. See "S Corporation Status and Conversion" and "Use of Proceeds."

    After the completion of this offering, we do not anticipate paying any cash or other property dividends in the foreseeable future and intend to retain our future earnings for use in our business. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend principally upon our results of operations, financial condition, capital requirements and contractual restrictions under our credit facilities. In connection with our line of credit with Comerica Bank, we have agreed not to declare or pay any cash dividends or make any other cash distribution with respect to shares of our capital stock without the prior written consent of Comerica Bank, except distributions to our existing shareholders to cover their income tax liabilities resulting from our operations plus up to an additional $750,000 per year in the aggregate to cover their personal income tax liabilities unrelated to our operations. We are also subject to various covenants under an equipment note payable agreement for one of our equipment leases that limits distributions and dividends to our shareholders without the prior written consent of the lender. We have received from the lender its consent for issuance and payment of the undistributed earnings notes and additional paid-in capital notes to our existing shareholders upon the completion of this offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" for further details regarding the material terms of our line of credit and equipment leases.

                                 CAPITALIZATION

    The following table sets forth our capitalization as of June 30, 2000 on:

    - an actual basis;

    - a pro forma basis to give effect to the distribution to our existing shareholders of the undistributed earnings notes in an aggregate principal amount equal to our undistributed earnings through June 30, 2000 of approximately $16.6 million, including accounting adjustments required in connection with our change from an S corporation to a C corporation and the payment of the additional paid-in capital notes in an aggregate amount of $3.0 million from the net proceeds of this offering to our existing shareholders; and

    - a pro forma as adjusted basis to reflect our proposed sale of 6,364,000 shares of common stock in this offering at an assumed initial public offering price of $11.00 per share, and our application of the estimated net proceeds from this offering after deducting estimated underwriting discounts and commissions and estimated offering expenses.

See "Use of Proceeds," "S Corporation Status and Conversion" and "Description of Capital Stock."

    The capitalization information set forth in the table below is qualified by the more detailed consolidated financial statements and related notes appearing elsewhere in this prospectus and should be read in conjunction with such financial statements and related notes. The table does not include 7,033,005 shares of common stock reserved for future issuance under our 2000 Stock Incentive Plan, which amount includes 3,385,061 shares of common stock issuable upon exercise of options outstanding as of June 30, 2000 at a weighted average exercise price of $1.08 per share and 3,400,000 shares of common stock issuable upon exercise of stock options which we intend to issue to our employees, consultants and independent directors, other than our Chief Executive Officer, President and Chief Operating Officer, upon the completion of this offering at an exercise price per share equal to the initial public offering price. The table also assumes that the underwriters do not exercise their over-allotment option. See "Management--Stock Plans/Employee Compensation Programs."

                                                                        JUNE 30, 2000
                                                              ----------------------------------
                                                                                      PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                              --------   ---------   -----------
                                                                         (UNAUDITED)
                                                                        (IN THOUSANDS)
Short-term debt:
  Current portion of capital lease obligations..............  $   941     $   941      $   941
  Current portion of long-term debt.........................      729         729          729
  Distributions payable to shareholders.....................       --      19,587           --
                                                              -------     -------      -------
    Total short-term debt...................................  $ 1,670     $21,257      $ 1,670
                                                              =======     =======      =======
Long-term debt:
  Line of credit............................................  $23,275     $23,275      $    --
  Long-term portion of capital lease obligations, net of
    current.................................................      899         899          899
  Long-term debt, net of current............................    1,472       1,472        1,472
                                                              -------     -------      -------
    Total long-term debt....................................   25,646      25,646      $ 2,371
                                                              -------     -------      -------
Shareholders' equity:
  Preferred Stock, par value $0.001, 20,000,000 shares
    authorized, no shares issued and outstanding............       --          --           --
  Common stock, par value $0.001, 100,000,000 shares
    authorized, 30,601,027 shares issued and outstanding,
    actual and pro forma; and 36,965,027 shares issued and
    outstanding, pro forma as adjusted......................       31          31           37
Additional paid-in capital..................................    3,283         283       63,131
Unearned stock based compensation...........................     (119)       (119)        (119)
Retained earnings...........................................   16,257          --           --
Accumulated other comprehensive loss........................      (97)        (97)         (97)
                                                              -------     -------      -------
    Total shareholders' equity..............................   19,355          98       62,952
                                                              -------     -------      -------
Total capitalization........................................  $45,001     $25,744      $65,323
                                                              =======     =======      =======

                                    DILUTION

    Our net tangible book value as of June 30, 2000 was approximately
$18.4 million, or $0.60 per share of common stock. Net tangible book value per share is calculated by subtracting our total liabilities from our total tangible assets, which equals total assets less intangible assets, and dividing this amount by the number of shares of common stock outstanding as of June 30, 2000. Assuming the distribution to our existing shareholders of the undistributed earnings notes in an aggregate principal amount equal to our undistributed earnings through June 30, 2000 of approximately $16.6 million, the distribution to our existing shareholders of the additional paid-in capital notes in an aggregate principal amount of $3.0 million, and the sale by us of 6,364,000 shares of common stock in this offering at an assumed initial public offering price of $11.00 per share and the application of the estimated net proceeds from this offering, our pro forma net tangible book value as of June 30, 2000 would have been approximately $63.0 million, or $1.70 per share of common stock. See "S Corporation Status and Conversion." Assuming completion of this offering, there will be an immediate increase in the pro forma net tangible book value of approximately $1.10 per share to our existing shareholders and an immediate dilution in the pro forma net tangible book value of approximately $9.30 per share to new investors. The following table illustrates this per share dilution:


Assumed initial public offering price per share.............              $11.00
  Net tangible book value per share as of June 30, 2000.....   $ 0.60
  Increase per share attributable to new investors..........     1.10
                                                               ------
Pro forma net tangible book value after the offering........                1.70
                                                                          ------
Dilution per share to new investors.........................              $ 9.30
                                                                          ======

    The foregoing net tangible book value per share as of June 30, 2000 does not give effect to the issuance and payment of the undistributed earnings notes and the additional paid-in capital notes, the amount of which would have reduced book value as of June 30, 2000.

    The following table summarizes on a pro forma basis, as of June 30, 2000, the difference between our existing shareholders and new investors with respect to the number of shares of common stock purchased from us, the total cash consideration paid to us and the average price per share paid. The following table does not include 7,033,005 shares of common stock reserved for future issuance under our 2000 Stock Incentive Plan, which amount includes 3,385,061 shares subject to outstanding options under our 1996 Stock Option Plan as of June 30, 2000 and 3,400,000 shares of common stock issuable upon exercise of stock options which we intend to issue to our employees, consultants and independent directors, other than our Chief Executive Officer, President and Chief Operating Officer, upon the completion of this offering at an exercise price per share equal to the initial public offering price. To the extent that outstanding options are exercised and shares of common stock are issued, there will be further dilution to new investors. Our 1996 Stock Option Plan will be succeeded by our 2000 Stock Incentive Plan upon the completion of this offering. See "Management--Stock Plans/Employee Compensation Programs."

                                             SHARES PURCHASED       TOTAL CONSIDERATION
                                           ---------------------   ----------------------   AVERAGE PRICE
                                             NUMBER     PERCENT      AMOUNT      PERCENT      PER SHARE
                                           ----------   --------   -----------   --------   -------------
Existing shareholders....................  30,601,027     82.8%    $   304,000      0.4%       $ 0.01
New investors............................   6,364,000     17.2%     70,004,000     99.6%        11.00
                                           ----------    -----     -----------    -----
Total....................................  36,965,027    100.0%    $70,308,000    100.0%
                                           ==========    =====     ===========    =====

    If the underwriters' over-allotment option is exercised in full, the number of shares of common stock held by new investors will increase to 7,318,600 shares, or approximately 19.3% of the total number of shares of common stock to be outstanding immediately after this offering.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The consolidated statement of operations data for the years ended December 31, 1997 through 1999 and the consolidated balance sheet data at December 31, 1998 and 1999 were derived from our consolidated financial statements that have been audited by PricewaterhouseCoopers LLP, independent accountants, and are included elsewhere in this prospectus. The consolidated statement of operations data for the years ended December 31, 1995 and 1996 and the consolidated balance sheet data at December 31, 1995 through 1997 were derived from our consolidated financial statements that have been audited and are not included in this prospectus. The selected consolidated balance sheet data as of June 30, 2000 and consolidated statement of operations data for the six months ended June 30, 2000 and 1999 were derived from our unaudited financial statements and, in the opinion of management, reflect and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of such results.

                                                                                                         SIX MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,                                 JUNE 30,
                               -------------------------------------------------------------------   -------------------------
                                  1995          1996          1997          1998          1999          1999          2000
                               -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                                       (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Net revenues.................     $206,756      $163,716      $159,088      $122,288      $192,593       $83,278      $132,647
Cost of revenues.............      181,595       137,442       131,094        97,930       152,743        68,351       103,237
                               -----------   -----------   -----------   -----------   -----------   -----------   -----------
Gross profit.................       25,161        26,274        27,994        24,358        39,850        14,927        29,410
Operating expenses
  Research and development...        1,609         1,911         2,154         2,180         1,832           974         1,513
  Sales and marketing........        7,824        12,557        15,971        13,340        14,150         7,034         9,461
  General and
    administrative...........        4,399         8,452         8,780         9,381         9,755         4,296         6,264
                               -----------   -----------   -----------   -----------   -----------   -----------   -----------
    Total operating
      expenses...............       13,832        22,920        26,905        24,901        25,737        12,304        17,238
                               -----------   -----------   -----------   -----------   -----------   -----------   -----------
Income (loss) from
  operations.................       11,329         3,354         1,089          (543)       14,113         2,623        12,172
Interest and other expense,
  net........................        1,997         1,473         1,713         1,597         2,128           971           805
                               -----------   -----------   -----------   -----------   -----------   -----------   -----------
Income (loss) before
  provision (benefit) for
  income taxes...............        9,332         1,881          (624)       (2,140)       11,985         1,652        11,367
Provision (benefit) for
  income taxes...............          133          (201)            2            23          (518)          (71)          175
                               -----------   -----------   -----------   -----------   -----------   -----------   -----------
Net income (loss)............     $  9,199      $  2,082      $   (626)     $ (2,163)     $ 12,503       $ 1,723      $ 11,192
                               ===========   ===========   ===========   ===========   ===========   ===========   ===========
PRO FORMA DATA(1):
Income (loss) before
  provision (benefit) for
  income taxes...............     $  9,332      $  1,881      $   (624)     $ (2,140)     $ 11,985       $ 1,652      $ 11,367
Pro forma provision (benefit)
  for income taxes...........        3,546           715          (237)         (813)        4,554           628         4,319
                               -----------   -----------   -----------   -----------   -----------   -----------   -----------
Pro forma net income
  (loss).....................     $  5,786      $  1,166      $   (387)     $ (1,327)     $  7,431       $ 1,024      $  7,048
                               ===========   ===========   ===========   ===========   ===========   ===========   ===========
Pro forma net income (loss)
  per share(2)
  Basic......................     $   0.19      $   0.04      $  (0.01)     $  (0.04)     $   0.24       $  0.03      $   0.23
  Diluted....................     $   0.19      $   0.04      $  (0.01)     $  (0.04)     $   0.23       $  0.03      $   0.21
Weighted average shares
  outstanding(2)
  Basic......................   30,601,027    30,601,027    30,601,027    30,601,027    30,601,027    30,601,027    30,601,027
  Diluted....................   30,601,027    30,601,027    30,601,027    30,601,027    32,657,993    31,924,155    33,360,582
SUPPLEMENTAL PRO FORMA
  DATA(3):
Supplemental pro forma net
  income.....................                                                             $  8,260                    $  7,427
                                                                                       ===========                 ===========
Supplemental pro forma net
  income per share
  Basic......................                                                                $0.26                       $0.22
  Diluted....................                                                                $0.24                       $0.21
Supplemental pro forma
  weighted average shares
  outstanding
  Basic......................                                                           32,199,874                  33,181,357
  Diluted....................                                                           34,256,840                  35,940,912

                                                                                  DECEMBER 31,                        JUNE 30,
                                                              ----------------------------------------------------   -----------
                                                                1995       1996       1997       1998       1999        2000
                                                              --------   --------   --------   --------   --------   -----------
                                                                                        (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................  $   352    $ 2,265    $ 2,572    $   817    $ 3,779      $    23
Working capital.............................................    7,878      2,494     14,247     11,283     22,855       36,245
Total assets................................................   59,149     45,466     41,873     40,087     55,131       75,282
Long-term portion of debt and
  capital lease obligations.................................      371      2,476     18,401     18,132     15,681       25,646
Total shareholders' equity..................................   10,941      7,886      6,862      4,760     15,780       19,355

------------------------------

(1) Since our formation in March 1990, we have elected for federal and state income tax purposes to be treated as an S corporation under Subchapter S of the Internal Revenue Code of 1986 and comparable state tax laws and have filed our federal and state income tax returns on that basis. Accordingly, no provision has been made for federal or certain state income taxes. Pro forma net income (loss) has been computed as if we had been fully subject to federal and state income taxes as a C corporation for all periods presented. Our S corporation status will terminate on the date immediately before the completion of this offering, after which time we will be required to pay federal and state corporate-level income taxes as a C corporation. See "S Corporation Status and Conversion," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and note 13 of the notes to our consolidated financial statements.

(2) Reflects a 5.07 for 1 stock split of our common stock before the completion of this offering. All share and per share amounts have been adjusted to give retroactive effect to the stock split.

(3) Reflects the pro forma sale of 1,134,425 shares as of December 31, 1999 and 2,115,908 shares as of June 30, 2000 of our common stock at an assumed initial public offering price of $11.00 per share, the mid-point of the filing range. Such shares solely represent the amounts necessary to pay down our existing line of credit, which indebtedness amounted to $12.5 million at December 31, 1999 and $23.3 million at June 30, 2000. Supplemental pro forma net income reflects the pro forma elimination of interest expense related to this line of credit, net of federal and state corporate-level income taxes, equal to $829,000 as of December 31, 1999 and $379,000 as of June 30, 2000.
    In addition, the weighted average shares outstanding for the year ended December 31, 1999 and the six months period ended June 30, 2000 include a computational increase of 464,422 shares sufficient to cover the excess of pro forma distributions to shareholders calculated as of June 30, 2000, compared to the Company's pro forma net income for the period from January 1, 1999 through June 30, 2000. Refer to Note 2 of the notes to the consolidated financial statements, "pro forma as adjusted data" caption.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH OUR CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES APPEARING ELSEWHERE IN THIS PROSPECTUS. THE RESULTS DESCRIBED BELOW ARE NOT NECESSARILY INDICATIVE OF THE RESULTS TO BE EXPECTED IN ANY FUTURE PERIOD. CERTAIN STATEMENTS IN THIS DISCUSSION AND ANALYSIS ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE FEDERAL SECURITIES LAWS. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM HISTORICAL RESULTS OR OUR PREDICTIONS. SUCH RISKS AND UNCERTAINTIES ARE SET FORTH UNDER THE CAPTION "RISK FACTORS."

OVERVIEW

    Incorporated in 1990, Simple Technology designs, manufactures and markets a comprehensive line of memory and storage products, as well as connectivity products that connect memory cards and hard drive upgrade kits to PCs. These products are used in high performance computing, networking and communications, consumer electronics and industrial applications. We initially focused on designing and marketing dynamic random access memory, or DRAM, memory modules primarily used in desktop PCs. In 1994, we began to manufacture substantially all of our products internally and expand our product offerings to include products used in mobile applications, such as memory cards, communications cards and hard drive upgrade kits. In 1995, we further expanded our product line by developing a line of Flash memory products used in networking and communications, consumer electronics and industrial applications. In the same year, we introduced a line of high density memory products using our three-dimensional IC Tower stacking technology. As a result of increased demand for consumer electronics and high density memory products used in Internet infrastructure and embedded applications, the percentage of our revenues derived from the sale of Flash memory and IC Tower stacking products increased from 13.0% in 1998 to 20.8% in 1999 and 33.2% in the first half of 2000. In 1999 and the first half of 2000, our highest profit margin products were our IC Tower stacking products. We believe that Flash memory and high density memory products will continue to represent an increasing percentage of our product mix as demand for these applications expands.

    We sell our products through our Original Equipment Manufacturer, or OEM, and Aftermarket Divisions. Our OEM Division was created in late 1998 to enhance the marketing of our products to OEMs. Our Aftermarket Division sells our products through the following five channels: value added reseller, or VAR, mail order, commercial and industrial distribution, and retail. Before 1997, we primarily concentrated our sales efforts on the VAR, mail order and OEM channels. In 1997 and early 1998, we reallocated resources to focus on penetrating the commercial and industrial distribution channels. As a result of such reallocation, revenues from VARs declined from $71.3 million in 1997 to $46.4 million in 1998. During 1999, we aggressively enhanced our presence in the VAR channel, experienced rapid growth in sales through the mail order channel and our OEM Division, and penetrated the retail channel with customers such as Best Buy Co., Inc. and Costco Wholesale Corporation. From 1998 to 1999, sales through the VAR channel increased 55.1%, sales through the mail order channel increased 73.3% and sales through the retail channel increased 675.2%. During that same period, our OEM Division sales increased 60.9%. These increases were primarily attributable to our increase in sales personnel and marketing efforts. For further details on how we market our products, see "Business--Sales and Marketing." Combined growth in our OEM and Aftermarket Divisions contributed to our revenue growth of 57.5% from 1998 to 1999. In the first half of 2000 and 1999, our highest profit margin division was our OEM Division. Although we began tracking revenues and gross margins on a divisional basis in 1999, we have not tracked, and do not intend to track, operating expenses on a divisional basis.

    Our OEM Division addresses the increasing trend of OEMs to outsource the design, development and manufacture of memory products. OEM outsourcing practices are either on a turnkey basis, where the OEM uses an outside supplier to procure components and design and manufacture a specific product, or on a consignment basis, where the OEM employs an outside supplier to design and manufacture a product using memory components supplied by the OEM. Since revenue is not recognized on the integrated circuit, or IC, devices used in products manufactured on a consignment basis, revenues from consignment sales typically result in significantly lower average sales prices than revenues from turnkey sales. Consignment sales increased from 1.7% of revenues in 1997 to 3.1% of revenues in 1998, which contributed to a decline in our average sales prices during this period. In late 1999, to improve our profitability, we discontinued substantially all of our consignment sales and we expect substantially all of our future revenues will be derived from turnkey sales. Revenues from consignment sales accounted for 0.8% of revenues in the first half of 2000.

    Historically, a relatively small number of customers have accounted for a significant percentage of our revenues. Our ten largest customers accounted for an aggregate of 49.9% of our revenues in the first half of 2000, 44.3% of our revenues in 1999, 38.8% of our revenues in 1998 and 36.8% of our revenues in 1997. Our ten largest OEM Division customers accounted for an aggregate of 77.0% of our OEM Division revenues or 27.7% of our total revenues in the first half of 2000 and 75.4% of our OEM Division revenues or 19.4% of our total revenues in 1999. Our largest OEM Division customer accounted for 17.0% of our OEM Division revenues or 6.1% of our total revenues in the first half of 2000 and 24.0% of our OEM Division revenues or 6.2% of our total revenues in 1999. Our ten largest Aftermarket Division customers accounted for an aggregate of 50.1% of our Aftermarket Division revenues or 32.1% of our total revenues in the first half of 2000 and 47.6% of our Aftermarket Division revenues or 35.3% of our total revenues in 1999. Our largest Aftermarket Division customer, CDW Computer Centers, Inc., accounted for 30.0% of our Aftermarket Division revenues or 19.2% of our total revenues in the first half of 2000 and 26.1% of our Aftermarket Division revenues or 19.4% of our total revenues in 1999. Other than CDW Computer Centers, no customer accounted for more than 10.0% of our total revenues in the first half of 2000, or in the years 1999, 1998 or 1997. The composition of our major customer base changes from quarter to quarter as the market demand for our customers' products changes and we expect this variability will continue in the future. We expect that sales of our products to a small number of customers will continue to contribute materially to our revenues in the foreseeable future and believe that our financial results will depend in significant part upon the success of our customers' products.

    International sales of our products constituted 16.0% of our revenues in the first half of 2000, 15.0% of our revenues in 1999, 19.0% of our revenues in 1998 and 22.5% of our revenues in 1997. No single foreign country accounted for more than 10.0% of our revenues in the first half of 2000, or in the years 1999, 1998 or 1997. We focus our international sales efforts on OEM and aftermarket customers, with sales to VARs constituting substantially all of our international aftermarket sales. For the first half of 2000 and 1999, over 95.0% of our international sales were denominated in U.S. dollars. Consequently, if the value of the U.S. dollar increases relative to a particular foreign currency, our products could become relatively more expensive, which could result in a reduction of sales in a particular country. In addition, we purchase substantially all of the IC devices used in our products from local distributors of Japanese, Korean and Taiwanese suppliers. Although our purchases of IC devices are currently denominated in U.S. dollars, devaluation of the U.S. dollar relative to the currency of a foreign supplier would likely result in an increase in our cost of IC devices. Our international sales also could be adversely affected by risks including regulatory risks, tariffs and other trade barriers.

    In the past we have been impacted by seasonal purchasing patterns resulting in higher sales in the third and fourth quarters of each year. Our ability to adjust our short-term operating expenses in response to fluctuations in revenues is limited. As a result, if revenues are lower than expected in any given period, our results of operations could be harmed.

    Over 95.0% of our revenues are recognized at the time of shipment. A majority of our sales through aftermarket channels include limited rights to return unsold inventory. In addition, while we may not be contractually obligated to accept returned products, we may determine that it is in our best interest to accept returns in order to maintain good relations with our customers. Product returns would increase our inventory and reduce our revenues. We have had to write-down inventory in the past for reasons such as obsolescence, excess quantities and declines in market value below our costs. These inventory write-downs were approximately $365,000 in the first half of 2000, $1.2 million in 1999, $364,000 in 1998 and $474,000 in 1997. Increased
inventory write-downs in 1999 were attributable to obsolescence charges related to the termination of our modem product line. We also have price protection agreements with a number of our aftermarket customers in which we retain limited liability for price declines related to unsold inventory. If we reduce the list price of our products, these customers may receive credits from us. We incurred price protection charges of approximately $662,000 in the first half of 2000, $367,000 in 1999, $721,000 in 1998 and $429,000 in 1997. Price protection charges increased in the first half of 2000 primarily due to us reducing the list price of our products to one of our commercial distribution customers in order to assist them in selling their inventory of our products.

    Our expansion of manufacturing, sales and support functions to Scotland and Canada contributed to our net operating losses in 1998 and 1997. Our subsidiaries in Scotland and Canada incurred combined net operating losses of approximately $2.8 million in 1998 and $1.8 million in 1997. In 1998, we incurred $397,000 in restructuring costs to reduce our operations in Scotland to a regional sales office. Due to lower than expected sales in Canada and our ability to reduce expenses by consolidating these operations in the U.S., we discontinued the operations of our Canadian facility in 1998 at a nominal cost. Currently, all of our manufacturing and support functions are consolidated in Santa Ana, California.

    Since our formation in March 1990, we have elected for federal and state income tax purposes to be treated as an S corporation under Subchapter S of the Internal Revenue Code of 1986 and comparable state tax laws and have filed our federal and state income tax returns on that basis. Our S corporation status will terminate on the date immediately before the completion of this offering, after which time we will be required to pay federal and state corporate-level income taxes as a C corporation. Upon the termination of our S corporation status, we will be required to record a nonrecurring income tax charge and corresponding net increase in net deferred income tax assets equal to the difference in our basis for assets and liabilities for financial reporting and income tax purposes. As of June 30, 2000, the amount of this income tax charge and net increase in net deferred income tax assets would have been approximately $330,000. The actual amount of the charge and corresponding increase will be adjusted through the date immediately before the completion of this offering. See "S Corporation Status and Conversion."

CORPORATE STRUCTURE

    We were incorporated in California on March 13, 1990. In February 1995, we formed Simple Technology Canada Ltd. for manufacturing, selling and marketing our products in Canada. Simple Technology Canada has been inactive since April 1998 when we discontinued our Canadian operations, and we are presently in the process of dissolving the company. In May 1996, we formed S.T.I., LLC, our majority owned California limited liability company, to limit our potential liability from our European manufacturing, sales and marketing operations. In June 1996, S.T.I., LLC formed Simple Technology Europe, its majority owned privately-held unlimited company registered in Scotland, to serve as the sales and marketing entity for our European operations. In January 1996, we launched Simple Technology Limited, a privately-held limited company registered in Scotland, to serve as the manufacturing entity for our European headquarters to take advantage of local U.K. tax laws. Simple Technology Limited concluded its manufacturing operations in April 1999 and is currently inactive.

Manouch Moshayedi, Mike Moshayedi and Mark Moshayedi, each of whom is an executive officer and director of Simple Technology, and certain of their affiliates own minority interests in certain of our subsidiaries. For further details regarding these ownership interests, see "Certain Transactions--Simple Technology Subsidiary Ownership."

RESULTS OF OPERATIONS

    The following table sets forth, for the periods indicated, certain consolidated statement of operations data reflected as a percentage of revenues.

                                                                                              SIX MONTHS
                                                            YEAR ENDED DECEMBER 31,         ENDED JUNE 30,
                                                         ------------------------------   -------------------
                                                           1997       1998       1999       1999       2000
                                                         --------   --------   --------   --------   --------
                                                                                              (UNAUDITED)
Net revenues...........................................   100.0%     100.0%     100.0%     100.0%     100.0%
Cost of revenues.......................................    82.4       80.1       79.3       82.1       77.8
                                                          -----      -----      -----      -----      -----
Gross profit...........................................    17.6       19.9       20.7       17.9       22.2
Operating expenses
  Research and development.............................     1.4        1.8        1.0        1.2        1.1
  Sales and marketing..................................    10.0       10.9        7.3        8.3        7.2
  General and administrative...........................     5.5        7.7        5.1        5.2        4.7
                                                          -----      -----      -----      -----      -----
    Total operating expenses...........................    16.9       20.4       13.4       14.7       13.0
                                                          -----      -----      -----      -----      -----
Income (loss) from operations..........................     0.7       (0.5)       7.3        3.2        9.2
Interest and other expense, net........................     1.1        1.3        1.1        1.2        0.6
                                                          -----      -----      -----      -----      -----
Income (loss) before provision (benefit) for income
  taxes................................................    (0.4)      (1.8)       6.2        2.0        8.6
Pro forma provision (benefit) for income taxes.........    (0.2)      (0.7)       2.3        0.8        3.3
                                                          -----      -----      -----      -----      -----
Pro forma net income (loss)............................    (0.2)%     (1.1)%      3.9%       1.2%       5.3%
                                                          =====      =====      =====      =====      =====

COMPARISON OF THE SIX MONTH PERIODS ENDED JUNE 30, 2000 AND JUNE 30, 1999

    NET REVENUES. Our revenues were $132.7 million in the first half of 2000, compared to $83.3 million in the same period in 1999. Sales of memory products accounted for 90.2% of our revenues in the first half of 2000, compared to 87.6% in the same period in 1999. Revenues increased 59.3% over this period due to increases in average sales prices and unit volume. Our average sales prices increased from $71 in the first half of 1999 to $108 in the first half of 2000, resulting from a shift in product mix to higher capacity DRAM, Flash products and IC Tower stacking products. The mix of products sold varies from quarter to quarter and may vary in the future, affecting our overall average sales prices and gross margins. Overall unit volume increased 4.5%, comprised of unit volume increases of 81.2% for Flash products, 135.6% for IC Tower stacking products and 14.8% for standard memory products, offset by a decrease in unit volume of 52.6% for non-DRAM, non-Flash products such as SRAM, hard drive upgrade kits and connectivity products. The decrease in unit volume for non-DRAM, non-Flash products resulted from a substantial decline in the unit volume of products manufactured on a consignment basis from the first half of 1999 to the first half of 2000.

    Our OEM Division revenues grew 112.9% from $22.4 million in the first half of 1999 to $47.7 million in the first half of 2000. Although there was a decline in total OEM Division unit volume of 34.4% for this period, OEM Division revenues increased as a result of an increase in average sales prices from $52 in the first half of 1999 to $169 in the first half of 2000. This increase in average sales prices resulted from a shift in product mix to a greater concentration of higher margin, higher capacity DRAM, Flash memory and IC Tower stacking products and a significantly reduced percentage of products manufactured on a consignment basis. Our Aftermarket Division revenues grew 39.6% from

$60.9 million in the first half of 1999 to $85.0 million in the first half of 2000. Growth in Aftermarket Division revenues resulted from a 27.0% increase in unit volume and an increase in the average sales prices for our Aftermarket Division from $82 in the first half of 1999 to $90 in the first half of 2000.

    Our combined backlog was $20.5 million as of June 30, 2000, consisting of $18.1 million for the OEM Division and $2.4 million for the Aftermarket Division. Our combined backlog was $13.2 million as of December 31, 1999, consisting of $12.7 million for the OEM Division and $485,000 for the Aftermarket Division. The increase in OEM Division backlog from December 31, 1999 to June 30, 2000 was primarily due to increasing OEM orders and the lengthening of the time between our receipt of an OEM order and the required ship date of the order. Aftermarket backlog is typically nominal since substantially all aftermarket orders are filled on a same-day or next-day basis. We include in our backlog only those customer orders for which we have accepted purchase orders and to which we have assigned shipment dates within the upcoming six months. Since orders constituting our backlog are subject to change due to, among other things, customer cancellations and reschedulings, and our ability to procure necessary components, backlog is not necessarily an indication of future revenues.

    COST OF REVENUES. Cost of revenues include component costs, personnel costs related to manufacturing, testing, quality control and material management employees, and depreciation costs on production, testing and quality control equipment. Cost of revenues were $103.2 million in the first half of 2000, compared to $68.4 million in the same period in 1999. Cost of revenues as a percentage of revenues were 77.8% in the first half of 2000, compared to 82.1% in the same period in 1999. The decrease in cost of revenues as a percentage of revenues over this period resulted primarily from a shift in product mix to a greater concentration of higher margin, higher capacity DRAM, Flash memory and IC Tower stacking products.

    GROSS PROFIT. Our gross profit was $29.4 million in the first half of 2000, compared to $14.9 million in the same period in 1999. Gross profit as a percentage of revenues was 22.2% in the first half of 2000, compared to 17.9% in the same period in 1999. Gross profit for our OEM Division as a percentage of revenues was 28.4% in the first half of 2000 compared to 28.5% in the first half of 1999 and gross profit for our Aftermarket Division as a percentage of revenues was 18.7% in the first half of 2000 compared to 17.9% in the first half of 1999. In the first half of 2000, gross margins for both the OEM and Aftermarket Divisions increased due to a shift in product mix to a greater concentration of higher margin, higher capacity DRAM, Flash memory and IC Tower stacking products.

    RESEARCH AND DEVELOPMENT. Research and development expenses are primarily comprised of personnel costs for our engineering and design staff and the cost of prototype supplies. Research and development expenses were $1.5 million in the first half of 2000, compared to $974,000 in the same period in 1999. Research and development expenses as a percentage of revenues were 1.1% in the first half of 2000, compared to 1.2% in the same period in 1999. In the first half of 2000, we hired eight additional engineers to develop new and enhanced products in an effort to respond to changing customer requirements for higher density DRAM and Flash memory and storage products with smaller size, lower power consumption and higher speeds. In addition, we anticipate hiring approximately seven to nine more engineers in 2000, however, we may not be able to find qualified personnel to fill these positions. Assuming we hire 15 engineers in 2000, the total cost associated with these new engineers is anticipated to be approximately $500,000 per quarter. In addition, we expect to incur additional capital expenditures of approximately $1.0 million for related engineering equipment.

    SALES AND MARKETING. Sales and marketing expenses are primarily comprised of personnel costs and travel expenses for our domestic and international sales and marketing employees, commissions paid to internal salespersons and independent manufacturers' representatives, shipping costs and marketing programs. Sales and marketing expenses were $9.5 million in the first half of 2000, compared to $7.0 million in the same period in 1999. Sales and marketing expenses as a percentage of revenues were 7.2% in the first half of 2000, compared to 8.3% in the same period in 1999. Sales and marketing expenses increased over this period primarily due to an increase in personnel costs related to the addition of internal salespersons and increased commissions related to higher revenues.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses are primarily comprised of personnel costs for our executive and administrative employees, professional fees and facilities overhead. General and administrative expenses were $6.3 million in the first half of 2000, compared to $4.3 million in the same period in 1999. General and administrative expenses as a percentage of revenues were 4.7% in the first half of 2000 and 5.2% in the first half of 1999. General and administrative expenses increased over this period primarily due to additional legal costs of approximately $1.0 million and increases in personnel costs for new and existing employees. Our legal expenses were $1.5 million in the first half of 2000. Although we expect substantial legal expenses to continue in 2000, we expect general and administrative expenses to increase at a slower rate than revenues in future quarters.

    INTEREST AND OTHER EXPENSE, NET. Interest and other expense, net was $805,000 in the first half of 2000, compared to $971,000 in the same period in 1999. Interest expense is comprised of interest related to our line of credit and equipment financing. Interest expense was $806,000 in the first half of 2000, compared to $983,000 in the same period in 1999. The decline in interest expense in the first half of 2000 resulted from reduced borrowings.

    PRO FORMA PROVISION (BENEFIT) FOR INCOME TAXES. Since our formation in March 1990, we have elected for federal and state income tax purposes to be treated as an S corporation under Subchapter S of the Internal Revenue Code of 1986 and comparable state tax laws and have filed our federal and state income tax returns on that basis. An S corporation is generally not subject to corporate-level income tax. However, California levies an S corporation tax of approximately 1.5%, which we are required to pay. In addition to the California S corporation tax that we pay, our existing shareholders have been taxed directly on our earnings for federal and state income tax purposes, whether or not the earnings were distributed. Our S corporation status will terminate on the date immediately before the completion of this offering after which time we will be required to pay federal and state corporate-level income taxes as a C corporation. See "S Corporation Status and Conversion." The provision (benefit) for income taxes has been restated on a pro forma basis to reflect C corporation tax treatment. Our effective tax rate is estimated at 38%, which differs from the combined federal and state statutory rates primarily due to the utilization of Enterprise Zone tax credits. We operate in a state designated Enterprise Zone, in which companies located in economically depressed regions are offered hiring tax credits for eligible employees as well as tax credits related to the purchase of qualified production equipment.

    PRO FORMA NET INCOME (LOSS). Assuming the termination of our S corporation status, pro forma net income would have been $7.0 million in the first half of 2000.

COMPARISON OF THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

    NET REVENUES. Our revenues were $192.6 million in 1999, $122.3 million in 1998 and $159.1 million in 1997. Sales of memory products accounted for 89.8% of our revenues in 1999, 81.9% of our revenues in 1998 and 88.4% of our revenues in 1997. Although unit volume was relatively flat from 1998 to 1999, revenues increased 57.5% primarily due to an increase in our average sales prices from $47 in 1998 to $81 in 1999, resulting from a shift in our product mix toward higher margin, higher capacity DRAM and Flash products and products manufactured on a turnkey basis rather than consignment basis. Our shift in product mix was primarily due to our desire to reduce our dependency on DRAM products and the growth in applications for Flash products.

    Other factors that contributed to the increase in our revenues from 1998 to 1999 included the rapid growth of our Flash memory and IC Tower stacking products, increased sales through our VAR channel, the release of a 256 megabit Flash IC device by Hitachi in November 1999 which allowed us to ship related backlog, and increased demand for DRAM memory related to Year 2000 conversions and upgrades. In addition, an earthquake in Taiwan in September 1999 caused a worldwide short-term supply shortage and substantial temporary price increase in the cost of DRAM raw materials resulting in higher overall average sales prices and gross margins for our DRAM memory products in our inventory before the earthquake. We estimate that our revenues increased approximately $9.0 million in 1999 as a result of the increased average sales prices for DRAM memory products related to the Taiwan earthquake, and approximately $4.0 million in 1999 as a result of Year 2000 conversions and upgrades. Sales of our Flash memory products were $13.2 million in 1998 and $24.9 million in 1999, representing an increase of 88.5%. Sales of our IC Tower stacking products were $2.7 million in 1998 and $15.1 million in 1999, representing an increase of 459.9%. We expect continued sales growth in our Flash and IC Tower stacking products due to continued growth in high performance computing, networking and communications, consumer electronics and industrial applications.

    Revenues decreased 23.1% from 1997 to 1998 primarily due to a decrease in our average sales prices from $75 in 1997 to $47 in 1998. The decrease in our average sales prices resulted from an overall decline in the price of IC devices due to oversupply and an increase in our consignment sales.

    In 1999, our OEM Division revenues were $49.6 million and our Aftermarket Division revenues were $143.0 million. Our combined backlog was $13.2 million as of December 31, 1999 and $2.0 million as of December 31, 1998. Our OEM Division backlog was $12.7 million as of December 31, 1999 and $1.5 million as of December 31, 1998, compared to our Aftermarket Division backlog of $485,000 as of December 31, 1999 and $480,000 as of December 31, 1998. The increase in OEM Division backlog was primarily due to increasing OEM orders and the lengthening of the time between our receipt of an OEM order and the required ship date of the order. Aftermarket backlog is typically nominal since substantially all aftermarket orders are filled on a same-day or next-day basis.

    COST OF REVENUES.  Cost of revenues were $152.7 million in 1999,
$97.9 million in 1998 and $131.1 million in 1997. Cost of revenues as a percentage of revenues were 79.3% in 1999, 80.1% in 1998 and 82.4% in 1997. The decrease in cost of revenues as a percentage of revenues from 1998 to 1999 and from 1997 to 1998 resulted primarily from a shift in product mix to a greater concentration of higher margin, higher capacity Flash memory and IC Tower stacking products.

    GROSS PROFIT. Our gross profit was $39.9 million in 1999, $24.4 million in 1998 and $28.0 million in 1997. Gross profit as a percentage of revenues was 20.7% in 1999, 19.9% in 1998 and 17.6% in 1997. This expansion of gross profit as a percentage of revenues from 1998 to 1999 and from 1997 to 1998 primarily resulted from a shift in product mix to a greater concentration of higher margin, higher capacity Flash memory and IC Tower stacking products. In addition, we estimate that our gross profit increased approximately
$4.0 million in the third quarter 1999 as a result of the Taiwan earthquake. In 1999, gross profit as a percentage of revenues was 28.5% for our OEM Division and 18.0% for our Aftermarket Division. In 1999, gross margins for our OEM Division were greater than for our Aftermarket Division primarily due to the fact that our OEM Division sold a higher percentage of higher margin, higher capacity DRAM, Flash memory and IC Tower stacking products. We expect revenues from our OEM Division will comprise an increasing percentage of our overall revenues in the future as outsourcing by OEMs expands.

    RESEARCH AND DEVELOPMENT. Research and development expenses were $1.8 million in 1999, $2.2 million in 1998 and $2.2 million in 1997. Research and development expenses as a percentage of revenues were 1.0% in 1999, 1.8% in 1998 and 1.4% in 1997. In 1999, research and development expenses decreased as a result of the internal transfer of several of our engineers to sales and marketing. Research and development expenses were relatively flat in 1997 and 1998.

    SALES AND MARKETING. Sales and marketing expenses were $14.2 million in 1999, $13.3 million in 1998 and $16.0 million in 1997. Sales and marketing expenses as a percentage of revenues were 7.3% in 1999, 10.9% in 1998 and 10.0% in 1997. Sales and marketing expenses increased from 1998 to 1999 primarily due to increases in personnel costs related to the addition of internal salespersons and increased commissions related to higher revenues. As a percentage of revenues, sales and marketing expenses decreased from 1998 to 1999 as a result of modifying the commission structure in late 1998 for certain internal salespersons. Sales and marketing expenses decreased from 1997 to 1998 primarily due to lower commissions paid on reduced revenues. Sales and marketing expenses as a percentage of revenues were relatively flat from 1997 to 1998. Although we have not yet contracted to do so, we plan to implement brand-name print advertising campaigns in 2000. In the first quarter 2000, we expanded our joint marketing programs with customers which is expected to increase sales and marketing expenses as a percentage of revenues. These marketing programs may not necessarily result in increased sales. We estimate that these expanded marketing programs will cost approximately $1.5 million for 2000. For further discussion of our plans for expanding our sales and marketing efforts, see "Business--Strategy" and "Business--Sales and Marketing."

    GENERAL AND ADMINISTRATIVE. General and administrative expenses were $9.8 million in 1999, $9.4 million in 1998 and $8.8 million in 1997. General and administrative expenses as a percentage of revenues were 5.1% in 1999, 7.7% in 1998 and 5.5% in 1997. From 1998 to 1999, general and administrative expenses increased primarily due to additional legal costs offset by income related to the restructuring of our subsidiary in Scotland. In 1998, we accrued $397,000 related to costs associated with the restructuring of our subsidiary in Scotland. Excluding these restructuring costs, general and administrative expenses were relatively flat from 1997 to 1998. In 1999, we incurred additional restructuring costs of $241,000 offset by $603,000 of income related to the assignment of our office facility lease in Scotland. Since the majority of our general and administrative expenses are fixed in the short-term, the downturn in revenues in 1998 caused an increase in general and administrative expenses as a percentage of revenues. Our legal expenses were $1.2 million in 1999. Although we expect substantial legal expenses to continue in 2000, we expect general and administrative expenses to increase at a slower rate than revenues in future years.

    INTEREST AND OTHER EXPENSE, NET.  Interest and other expense, net was
$2.1 million in 1999, $1.6 million in 1998 and $1.5 million in 1997. Interest expense was $1.8 million in 1999, $1.6 million in 1998 and $1.7 million in 1997. In addition, in 1999 we contributed land with a cost basis of $325,000 to charity resulting in other expense. The decline in interest expense from 1997 to 1998 resulted from reduced borrowings.

    PRO FORMA NET INCOME (LOSS). Assuming the termination of our S corporation status, pro forma net income would have been $7.4 million in 1999 and pro forma net losses would have been $1.3 million in 1998 and $387,000 in 1997.

QUARTERLY RESULTS OF OPERATIONS

    The following table sets forth our unaudited quarterly consolidated statement of operations data for each of the ten quarters ended June 30, 2000. In the opinion of management, these data have been prepared on a basis substantially consistent with our audited consolidated financial statements appearing elsewhere in this prospectus, and reflect and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the data. The quarterly data should be read together with our consolidated financial statements and related notes appearing elsewhere in this prospectus. The operating results for any one quarter are not necessarily indicative of the results to be expected for any future period.

                                                                THREE MONTHS ENDED
                               -------------------------------------------------------------------------------------
                               MAR. 31,   JUN. 30,   SEP. 30,   DEC. 31,   MAR. 31,   JUN. 30,   SEP. 30,   DEC. 31,
                                 1998       1998       1998       1998       1999       1999       1999       1999
                               --------   --------   --------   --------   --------   --------   --------   --------
                                                                  (IN THOUSANDS)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Net revenues.................  $31,295    $23,402    $28,080    $39,511    $41,951    $41,327    $53,007    $56,308
Cost of revenues.............   23,843     18,690     22,591     32,806     34,760     33,591     39,904     44,488
                               -------    -------    -------    -------    -------    -------    -------    -------
Gross profit.................    7,452      4,712      5,489      6,705      7,191      7,736     13,103     11,820
                               -------    -------    -------    -------    -------    -------    -------    -------
Operating expenses
  Research and development...      555        590        517        518        536        438        373        485
  Sales and marketing........    3,860      3,355      2,852      3,273      3,324      3,710      3,314      3,802
  General and
    administrative...........    2,403      2,246      2,060      2,672      2,131      2,164      2,105      3,355
                               -------    -------    -------    -------    -------    -------    -------    -------
    Total operating
      expenses...............    6,818      6,191      5,429      6,463      5,991      6,311      5,792      7,643
                               -------    -------    -------    -------    -------    -------    -------    -------
Income (loss) from
  operations.................  $   634    $(1,479)   $    60    $   242    $ 1,200    $ 1,425    $ 7,311    $ 4,177
                               =======    =======    =======    =======    =======    =======    =======    =======

AS A PERCENTAGE OF REVENUES:
Net revenues.................   100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%
Cost of revenues.............     76.2       79.9       80.5       83.0       82.9       81.3       75.3       79.0
                               -------    -------    -------    -------    -------    -------    -------    -------
Gross profit.................     23.8       20.1       19.5       17.0       17.1       18.7       24.7       21.0
                               -------    -------    -------    -------    -------    -------    -------    -------
Operating expenses
  Research and development...      1.8        2.5        1.8        1.3        1.3        1.1        0.7        0.9
  Sales and marketing........     12.3       14.3       10.2        8.3        7.8        9.0        6.3        6.7
  General and
    administrative...........      7.7        9.6        7.3        6.8        5.1        5.2        3.9        6.0
                               -------    -------    -------    -------    -------    -------    -------    -------
    Total operating
      expenses...............     21.8       26.4       19.3       16.4       14.2       15.3       10.9       13.6
                               -------    -------    -------    -------    -------    -------    -------    -------
Income (loss) from
  operations.................     2.0%     (6.3)%       0.2%       0.6%       2.9%       3.4%      13.8%       7.4%
                               =======    =======    =======    =======    =======    =======    =======    =======

                               THREE MONTHS ENDED
                               -------------------
                               MAR. 31,   JUN. 30,
                                 2000       2000
                               --------   --------
                                 (IN THOUSANDS)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Net revenues.................  $57,667    $74,980
Cost of revenues.............   45,013     58,223
                               -------    -------
Gross profit.................   12,654     16,757
                               -------    -------
Operating expenses
  Research and development...      518        995
  Sales and marketing........    4,179      5,283
  General and
    administrative...........    2,786      3,478
                               -------    -------
    Total operating
      expenses...............    7,483      9,756
                               -------    -------
Income (loss) from
  operations.................  $ 5,171    $ 7,001
                               =======    =======
AS A PERCENTAGE OF REVENUES:
Net revenues.................   100.0%     100.0%
Cost of revenues.............     78.1       77.7
                               -------    -------
Gross profit.................     21.9       22.3
                               -------    -------
Operating expenses
  Research and development...      0.9        1.3
  Sales and marketing........      7.2        7.0
  General and
    administrative...........      4.8        4.7
                               -------    -------
    Total operating
      expenses...............     12.9       13.0
                               -------    -------
Income (loss) from
  operations.................     9.0%       9.3%
                               =======    =======

FLUCTUATIONS IN QUARTERLY RESULTS

    Our quarterly operating results have fluctuated in the past and we believe they will continue to do so in the future. Our future results of operations will depend on many factors including:

    - Fluctuating market demand for and declines in the average sales prices of our products;

    - Overproduction by suppliers of the components used in our products;

    - Our ability to procure required components or fluctuations in the cost of such components;

    - The effects of litigation;

    - Changes in our product and sales mix as well as seasonal demand for our products;

    - Market acceptance of new and enhanced versions of our products;

    - The timing of the introduction of new products or components and enhancements to existing products or components by us, our competitors or our suppliers;

    - Inventory obsolescence, product returns and price protections;

    - Manufacturing inefficiencies associated with the start-up of new products and volume production; and

    - Expenses associated with acquisitions.

    Due to the above factors, quarterly revenues and results of operations are difficult to forecast, and we believe that period-to-period comparisons of our operating results are neither meaningful nor predictive of future performance. In one or more future quarters our results of operations may fall below the expectations of securities analysts and investors. In that event, the trading price of our common stock would likely decline.

LIQUIDITY AND CAPITAL RESOURCES

    Since inception, we have financed our operations from contributions of capital by our existing shareholders, borrowings on various lines of credit and cash from ongoing operations. As of June 30, 2000, we had working capital of $36.2 million including $23,000 of cash and cash equivalents. As of December 31, 1999, we had working capital of $22.9 million including
$3.8 million of cash and cash equivalents. In addition, we had unused availability of approximately $4.2 million at June 30, 2000 and approximately $7.5 million at December 31, 1999 under our line of credit with Comerica Bank. The outstanding principal balance under our line of credit was $23.3 million at June 30, 2000 and $12.5 million at December 31, 1999. In order to reduce borrowings and interest expense, we operate a control disbursement or zero-balance checking account. Under this account, we maintain a zero-balance and transfer funds from our line of credit to cover presented checks. As a result, we usually maintain a negative book cash balance related to outstanding checks.

    Net cash used in operating activities was $4.4 million in the first half of 2000, resulting primarily from increases in inventory and accounts receivable, offset by increases in operating income and accounts payable. Net cash provided by operating activities was $7.8 million in 1999, $2.3 million in 1998 and $2.1 million in 1997. Net cash provided by operating activities in 1999 resulted primarily from an increase in operating income, offset partially by an increase in accounts receivable related to increased revenues. Net cash provided by operating activities in 1998 was attributable primarily to a decline in accounts receivable related to decreased revenues. In 1997, net cash provided by operating activities was attributable primarily due to a decline in inventory related to improved inventory management procedures.

    Net cash used in investing activities was $816,000 in the first half of 2000, $724,000 in 1999 and $2.6 million in 1998, attributable primarily to purchases of furniture, fixtures and equipment. Net cash provided by investing activities was $2.1 million in 1997, resulting from the repayment of related party loans of $3.4 million offset by purchases of production and testing equipment to increase capacity. Although we had no material capital expense commitments as of June 30, 2000, we expect to spend up to approximately
$3.0 million during the next 12 months, primarily for testing and engineering equipment. For details of the terms of our related party loans, see "Certain Transactions."

    Net cash provided by financing activities was $1.5 million in the first half of 2000, resulting from increased borrowings under our line of credit, offset by distributions to our existing shareholders related to their personal tax liabilities. Net cash used in financing activities totaled $4.1 million in 1999, $1.4 million in 1998 and $3.9 million in 1997. In 1999, net cash used in financing activities resulted primarily from reduced borrowings under our line of credit and a decrease in capital lease and loan obligations for equipment resulting from the restructuring of our subsidiary in Scotland. Net cash used in financing activities in 1998 was attributable primarily to payments on capital lease obligations. In 1997, net cash used in financing activities resulted primarily from reduced borrowings under our line of credit.

    In August 1999, we entered into a credit agreement with Comerica Bank. Under this agreement, as amended, we can borrow up to $27.5 million for general working capital purposes under a revolving line of credit. If we conduct an initial public offering with net proceeds to us between $35.0 million and $70.0 million, Comerica Bank will reduce our available line of credit to a range of $15.0 million to $20.0 million as determined by Comerica Bank in its sole and absolute discretion. If the net proceeds to us from an initial public offering are greater than $70.0 million, Comerica Bank will reduce our available line of credit to a range of $10.0 million to $15.0 million as determined by Comerica Bank in its sole and absolute discretion. The amount available under our line of credit is based upon the levels of eligible accounts receivable and inventory. Borrowings under our line of credit bear interest at the prime lending rate. The prime lending rate was 9.5% at June 30, 2000 and 8.5% at December 31, 1999.

As a condition to our line of credit, we granted the bank a first priority security interest in substantially all of our assets. Our line of credit matures on August 3, 2002. In the event we terminate the credit facility on or before August 3, 2001, or on or before August 3, 2002, a termination fee of $275,000 and $137,500, respectively, will be assessed against us, unless the termination is due to the origination of a new credit facility with Comerica Bank. In addition, our line of credit contains provisions requiring us to:

    - Maintain our corporate existence, material rights and property;

    - Comply with applicable laws;

    - Operate our business substantially as conducted during the prior calendar year;

    - Provide regular financial reports to Comerica Bank;

    - Pay all taxes when due;

    - Maintain satisfactory insurance; and

    - Satisfy tangible net worth and tangible net worth ratio tests.

    The line of credit also restricts our ability to engage in certain transactions without the prior written consent of Comerica Bank, including but not limited to:

    - The purchase, redemption or acquisition of shares of our capital stock;

    - The acquisition, investment in or disposition of any significant assets or entities;

    - The making of loans or guarantees to any other person or entity;

    - The increase of compensation to officers in excess of 10% per annum; and

    - The purchase or lease of fixed assets in excess of $4.0 million during any fiscal year.

    Also, we have agreed not to declare or pay any cash dividends or make any other cash distribution with respect to shares of our capital stock without the prior written consent of Comerica Bank, except distributions to our existing shareholders to cover their income tax liabilities resulting from our operations plus up to an additional $750,000 per year in the aggregate to cover their personal income tax liabilities unrelated to our operations. In addition, the credit agreement has been amended to permit the issuance and repayment of the undistributed earnings notes and additional paid-in capital notes to our existing shareholders upon the completion of this offering. As of August 31, 2000, we were in compliance with all covenants under the credit agreement.


    We have entered into several capital leases and loans to finance manufacturing and testing equipment, including leases and loans with companies affiliated with our executive officers and directors as described under "Certain Transactions--MDC Land Corporation and MDC Land LLC." Our obligations under capital leases were $1.8 million on June 30, 2000, $2.3 million on December 31, 1999, $5.1 million on December 31, 1998, and $4.3 million on December 31, 1997, with interest rates ranging from 8.1% to 9.6% per annum. Our equipment financing loan balances were $2.2 million on June 30, 2000, $2.5 million on December 31, 1999, $1.4 million on December 31, 1998 and $1.6 million on December 31, 1997, with interest rates ranging from 7.5% to 9.1% per annum. One of the equipment note payable agreements contains various nonfinancial covenants that, among other things, limit distributions and dividends to our shareholders without the prior written consent of the lender, and require the equipment to remain unencumbered by other liens. We have received from the lender its consent for the issuance and repayment of the undistributed earnings notes and additional paid-in capital notes to our existing shareholders upon the completion of this offering. As of September 25, 2000, we were in compliance with all covenants under the equipment note payable agreements.



    We have also entered into a license agreement with Micron Electronics, Inc. for certain memory modules. This license agreement expires on May 15, 2016. We do not believe that any payment that we may make pursuant to this license agreement will be material to our business.


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
    We have made cash distributions of a portion of our earnings to certain of our existing shareholders for reasons including payment of their overall personal income tax liabilities as described under "S Corporation Status and Conversion" and "Certain Transactions--S Corporation Distributions to Shareholders for Taxes and Other Items." On the date immediately before the completion of this offering we will distribute to our existing shareholders, in proportion to their ownership of our shares, notes in an aggregate principal amount equal to our undistributed earnings from the date of our formation through the date immediately before the completion of this offering. Upon the completion of this offering, we will use a portion of the net proceeds from this offering to pay off the principal amount of these undistributed earnings notes as described under "Use of Proceeds." As of June 30, 2000, the aggregate principal amount of the undistributed earnings notes would have been approximately $16.6 million. The actual principal amount of the undistributed earnings notes will be increased by the amount of our earnings from July 1, 2000 through the date immediately before the completion of this offering, less distributions made to our existing shareholders during such period.

    We believe that the net proceeds from this offering, together with our existing assets, anticipated debt and expected cash flow from operations will be sufficient to fund our operations for the next 12 months. Thereafter, we may require additional sources of funds to continue to support our business. Such funds, if needed, may not be available or may not be available on terms acceptable to us.

LEGAL PROCEEDINGS

    On September 23, 1998, we filed a lawsuit against Dense-Pac Microsystems, Inc. in the United States District Court for the Central District of California for infringement of our IC Tower stacking patent, U.S. Patent No. 5,514,907. We are seeking damages, including prejudgment interest, totaling $22.8 million as of June 30, 2000, an injunction against further infringement of our patent by Dense-Pac, treble damages and attorneys' fees. We are also seeking a declaratory judgment declaring Dense-Pac's stacking patent, U.S. Patent No. 4,956,694, invalid and not infringed by us. Dense-Pac denied our claim of patent infringement, asserted a defense of patent invalidity against our IC Tower stacking patent and asserted a counterclaim against us alleging infringement of its stacking patent. Dense-Pac is seeking injunctive relief and damages equal to 2% of the sales of our IC Tower stacking products found to infringe its patent, plus interest. As of June 30, 2000, Dense-Pac sought damages, including interest, totaling approximately $689,000. For the six months ended June 30, 2000 and the year ended December 31, 1999, less than 10.0% of our total revenues related to products which Dense-Pac alleges infringe on its '694 patent. Dense-Pac has also requested an award of attorneys' fees and treble damages and has reserved the right to seek unspecified lost profits as a result of the alleged infringement. For further details regarding this lawsuit, see "Business--Legal Proceedings--Dense-Pac Microsystems, Inc.--Patent Infringement."

    On April 10, 2000, Dense-Pac Microsystems, Inc. filed a lawsuit against us and Mark Moshayedi, our Chief Operating Officer, Chief Technical Officer and Secretary, in the Superior Court of Orange County, California, seeking unspecified damages, including punitive damages, injunctive relief, attorneys' fees and costs arising from our alleged misappropriation of Dense-Pac's technology based on its U.S. Patent No. 4,956,694 and the sale of our products incorporating such technology alleged to have been misappropriated. Dense-Pac's complaint sets forth various causes of action against us and Mark Moshayedi, including common law misappropriation, intentional and negligent interference with prospective business advantage, unfair competition, unjust enrichment and trade secret misappropriation. On May 26, 2000, we filed an answer to Dense-Pac's complaint denying Dense-Pac's allegations against us and Mark Moshayedi and asserting a number of defenses, including failure to state a claim, waiver and estoppel. This lawsuit is in the very early stages. We are defending and indemnifying Mark Moshayedi in this lawsuit as part of our obligation under our indemnification agreement. For further details regarding this lawsuit, see "Business--Legal Proceedings--Dense-Pac Microsystems, Inc.--Technology Misappropriation."

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

    On June 8, 1998, Interactive Flight Technologies, Inc. filed a lawsuit against Avnet, Inc. in the Superior Court of Maricopa County, Arizona seeking an award for direct and consequential damages arising from our sale of allegedly defective hard disk drives to Avnet for inclusion in an in-flight entertainment system manufactured by Interactive Flight. Avnet has filed a third-party complaint against us for indemnification under the terms of a distribution agreement between Avnet and us. We filed a third party complaint against Bell Microsystems, Inc., the distributor of the disk drives, seeking indemnification and contribution. Interactive Flight has filed an amended complaint to add us as an additional defendant based on the terms of our written one-year warranty which they contend was assigned to them by Avnet. Interactive Flight is seeking out-of-pocket damages of approximately $4.1 million from both Avnet and us and consequential damages from Avnet only arising from the alleged loss of contracts with several airline carriers totaling an additional $10.0 million. On
August 18, 2000, the court entered a ruling granting Avnet's motion for summary judgment requiring us to indemnify Avnet for damages and attorney's fees incurred by Avnet in its defense of Interactive Flight's lawsuit. On
September 1, 2000, the court entered a ruling in favor of Avnet and us by granting our joint motion for partial summary judgment against Interactive Flight. The effect of this ruling is to ban Interactive Flight from pursuing claims for either incidental or consequential damages against Avnet and us. On September 13, 2000, the court granted a motion for summary judgment in favor of Bell Microsystems and against us, effectively eliminating our claim aganst Bell Microsystems for indemnificaton. For further details regarding this lawsuit, see "Business--Legal Proceedings--Interactive Flight Technologies, Inc."


YEAR 2000 COMPLIANCE

    We did not experience any material difficulties in connection with the changeover to the Year 2000. We conducted a Year 2000 assessment to determine the impact of the Year 2000 issue on us, and to coordinate remediation activities. Because none of our products perform date related processing and none contain real time clock circuitry, these products have been determined to be Year 2000 ready. However, our storage and connectivity products are used as components in a variety of host systems. The firmware, operating system and application software of these host systems are designed and manufactured by others, and therefore we can make no claim with regard to the Year 2000 readiness of these host systems. In addition, our assessment of Year 2000 risks related to material suppliers, customers and other third parties is complete. Based on our inquiries, we found no potential Year 2000 problems with our material suppliers or customers, however, there can be no assurance that our material suppliers or customers will not be impacted by any unknown Year 2000 issues. We will continue to monitor our critical computer applications and those of our material suppliers and customers throughout 2000 so we can promptly address any Year 2000 matters as they may arise.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    We have market risk relating to borrowings under our line of credit because the interest rate under the line of credit is variable. Our line of credit had a balance of $23.7 million at August 29, 2000. For the first half of 2000 and 1999, over 95.0% of our international sales were denominated in U.S. dollars. Consequently, if the value of the U.S. dollar increases relative to a particular foreign currency, our products could become relatively more expensive. In addition, we purchase substantially all of our IC devices from local distributors of Japanese, Korean and Taiwanese suppliers. Fluctuations in the currencies of Japan, Korea or Taiwan could have an adverse impact on the cost of our raw materials. To date, we have not entered any derivative instruments to manage risks related to interest rates or foreign currency exchange rates.

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
                                    BUSINESS

COMPANY OVERVIEW

    Simple Technology is an independent provider of standard and custom memory solutions, with products based on dynamic random access memory, or DRAM, static random access memory, or SRAM, and Flash memory technologies, such as CompactFlash. We design, manufacture and market a comprehensive line of over 2,500 memory and storage products, as well as connectivity products that connect memory cards and hard drive upgrade kits to PCs. These products are used in high performance computing, networking and communications, consumer electronics and industrial applications. Examples of these applications include desktop and notebook computers, servers, routers, switches, digital cameras, digital video recorders, MP3 digital audio players, personal digital assistants, or PDAs, embedded controls and medical instruments. Our patented IC Tower stacking technology allows multiple memory chips to be stacked together to increase the capabilities of memory modules without increasing the product footprint. This technology allows our customers to design memory intensive systems on a more competitive basis. Our CompactFlash cards provide portable digital devices, such as digital cameras and MP3 digital audio players, with increased storage capabilities in a smaller size product. We believe our design, manufacturing, testing and logistics expertise, along with our proprietary technologies, enable us to respond to our customers' rapidly changing product and service requirements by providing our customers with timely access to higher speed and higher density memory products, increasing our customers' ability to bring products to market quickly, and decreasing our customers' capital requirements and production and inventory costs.

    We offer standard and custom memory solutions to original equipment manufacturer, or OEM, and aftermarket customers, including value added resellers, or VARs, mail order customers, commercial and industrial distributors, and retailers. We believe our comprehensive line of products allows our customers to efficiently manage their inventory purchases by consolidating their sources for memory, storage and connectivity products. Our OEM Division, known as SiliconTech, primarily sells custom memory products for newly manufactured systems, with most sales based on a coordinated design effort between us and our OEM Division customers. In the first half of 2000, our principal direct OEM Division customers included Alcatel, Cisco Systems, Motorola, Silicon Graphics and Unisys. In 1999, our principal direct OEM Division customers included Dell Products, Mitsubishi, Motorola, Unisys and Xerox. Our Aftermarket Division primarily sells standard and custom memory and storage products which are mainly used as upgrades to existing systems. In the first half of 2000, our principal Aftermarket Division customers included CDW Computer Centers, Costco Wholesale, Ingram Micro, PC Connection and Synnex Information Technologies. In 1999, our principal Aftermarket Division customers included Avnet Computer, CDW Computer Centers, Costco Wholesale, Ingram Micro and Micro Warehouse. Other than CDW Computer Centers, no customer accounted for more than 10.0% of our total revenues in 1999 or in the first half of 2000.

INDUSTRY BACKGROUND

    The demand for memory products in digital electronic systems has been growing rapidly. The development of high performance PCs and servers and the evolution of Internet infrastructure have increased the demand for greater capabilities in the storage, manipulation, transfer and management of digital data. Digital computing and processing have extended beyond traditional computer systems, such as PCs and servers, to include a wide array of networking and communications, consumer electronics and industrial applications, including routers, switches, digital cameras, digital video recorders, MP3 digital audio players, PDAs, embedded controls and medical instruments. The increased functionality and decreased size of many of these products have led to a greater demand for higher density memory products with smaller size, lower power consumption and higher speeds at a lower cost. As a result, growth in the market for traditional devices and expansion in the demand for new forms of memory are expected to continue.

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
    The memory market can be divided into several types of integrated circuit, or IC, devices that are designed to perform specific functions within computer and other electronic systems. Three significant types of memory IC devices are DRAM, SRAM and Flash. DRAM and SRAM are considered volatile memory since they require a constant power supply to retain data. Since Flash is able to retain data without a power source, it is considered non-volatile memory. Within each of these categories, manufacturers are offering an increased variety of memory products that are designed for different applications and performance requirements. This increased variety has placed greater demands on manufacturers of computer and other electronic systems to maintain a current knowledge base and expertise.

    DRAM is a high density, low cost per bit, random access memory component which stores digital information in the form of bits and provides high speed storage and retrieval of data. According to Dataquest, the worldwide market for DRAM is expected to grow at a compound annual growth rate of 48.7% from $23.1 billion in 1999 to $76.0 billion in 2002.

    SRAM performs memory functions similar to DRAM, but is much faster and does not require the memory modules to be electronically refreshed. According to Dataquest, the worldwide market for SRAM is expected to grow at a compound annual growth rate of 13.6% from $4.5 billion in 1999 to $6.6 billion in 2002.

    Flash memory was developed as a solid-state, non-volatile memory alternative to rotating disk drives. Flash is noiseless, considerably lighter, more rugged and consumes substantially less power than a rotating disk drive. According to Dataquest, the worldwide market for Flash memory is expected to grow at a compound annual growth rate of 19.7% from $3.9 billion in 1999 to $8.0 billion in 2003.

    MARKET DRIVERS

    Growth in the third-party memory market is expected to continue due to the following four primary market drivers:

    INCREASE IN DEMAND FOR MEMORY IN TRADITIONAL APPLICATIONS. The demand for memory in traditional applications is fueled by, among other things, expanding unit sales of PCs in business and consumer markets, the increasing use of PCs to perform memory-intensive graphics and multimedia functions, the increasing amount of memory required to support faster microprocessors, the widespread use of increasingly complex operating systems and application software, and the increasing use of local area network and wide area network routing and switching equipment that incorporates complex memory and embedded computer subsystems. For example, the evolution of PCs running Windows 95 and Pentium processors to PCs running Windows 98 and Pentium II processors has led to increased memory requirements from 16 megabytes to 32 megabytes. In addition, increased memory usage in servers and workstations, and networking and communications equipment has been driven by the growth of Internet infrastructure for applications such as e-commerce, e-mail and web hosting.

    GROWTH IN NEW AND EMERGING MEMORY APPLICATIONS. The evolution of digital technology has created a demand for memory solutions that offer smaller size, reduced power requirements, higher density and reliability, and the capability to withstand high levels of shock and vibration and extreme temperature fluctuations. These applications include, among others:

    - Networking and communications equipment, including mobile communications systems, network servers, network attached storage, routers, switches and wireless base stations;

    - Consumer electronics, including cellular telephones, digital cameras, MP3 digital audio players, network computers, PDAs and set top boxes; and

    - Industrial applications, including hand-held scanning devices and medical monitors.

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
    INCREASE IN OEM OUTSOURCING. As product development times shorten and the ability of manufacturers to bring products to market quickly becomes more critical in product adoption and success, OEMs are increasingly outsourcing the design, development and manufacture of memory products to third-party memory providers. These OEM outsourcing practices range from contract manufacturing, where the OEM turns to an outside supplier to procure components and design and manufacture a specific product on a turnkey basis, to consignment, where the OEM employs an outside supplier to design and manufacture a product using memory components supplied by the OEM. By outsourcing, OEMs are able to focus their resources on activities and technologies in which they add the greatest value, such as system design, sales, marketing and distribution. With the wide acceptance of build-to-order and direct sales distribution strategies, OEMs are increasingly more reliant on the manufacturing, logistics and inventory management functions of third-party vendors. In addition, as memory products increase in complexity, the design, manufacturing and test processes become more automated, requiring a greater level of investment in capital equipment and skilled engineers and specialists. Outsourcing allows OEMs to gain access to advanced manufacturing facilities, without increasing their overall capital equipment requirements. In addition, the proliferation of a wide variety of memory devices, as well as frequent product design changes, short product life cycles and component price fluctuations, has created increased difficulties for OEMs to plan, procure and manage their inventories efficiently. By using a third-party memory provider's manufacturing, volume procurement capabilities and inventory management expertise, OEMs can reduce their production and inventory costs.

    GROWTH IN AFTERMARKET DEMAND FOR MEMORY MODULES. The shift to modular PC and server designs configured with a base level of memory and sockets for upgrade memory has led to a growing demand for aftermarket memory modules. As an alternative to purchasing more expensive OEM-provided memory, corporate PC and server customers are relying on VARs, distributors and retailers as a source of high volume, cost-effective memory modules. In addition, consumer PC buyers are increasingly buying their additional memory requirements through retail channels. The introduction of new consumer electronic applications, such as digital cameras and MP3 digital audio players, has also led to a growing aftermarket for Flash memory products.

THE SIMPLE TECHNOLOGY SOLUTION

    Simple Technology designs, manufactures and markets a comprehensive line of memory, storage and connectivity products used in high performance computing, networking and communications, consumer electronics and industrial applications. We believe our comprehensive line of products allows our customers to efficiently manage their inventory purchases by consolidating their sources for memory, storage and connectivity products.

    Our products are designed to offer the following features:

    - HIGH DENSITY. Our patented IC Tower stacking technology allows us to design and manufacture CompactFlash cards and DRAM memory modules in which multiple memory chips are stacked together to increase the capabilities of memory modules without increasing the product footprint. This technology allows our customers to design memory intensive systems on a more competitive basis. As the component chips increase in capacity, our ability to increase density in the same footprint also increases.

    - SMALL FOOTPRINT. We are able to manufacture high density memory modules and Flash storage products with some of the smallest footprints on the market.

    - HIGH PERFORMANCE AND RELIABILITY. Our memory products utilize sophisticated error detection and correction processes to provide high data reliability and integrity. In addition, our memory products are designed to withstand high levels of shock and vibration and extreme temperature fluctuations typically associated with mobile computing and industrial applications.

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
    - LOW POWER CONSUMPTION. During read and write operations, our Flash memory products use less power than most rotating disk drives. At all other times during system operation, our Flash memory products require no power. This low power consumption translates into longer battery life for many mobile computing and consumer electronic devices.

    We offer our OEM Division customers a comprehensive memory solution from design of memory devices and creation of prototypes through high volume production and testing. We believe our quick-turn design capabilities and automated manufacturing and test processes allow our OEM Division customers to quickly and cost-effectively bring products to market. This outsourcing also allows our OEM Division customers to focus their resources on activities and technologies in which they add the greatest value, such as system design, sales, marketing and distribution. We believe our technical capabilities and volume manufacturing strengths allow our OEM Division customers to cost-effectively design and implement customized, advanced memory chip technology in high volume product applications.

    Our Aftermarket Division customers include VARs, mail order customers, commercial and industrial distributors, and retailers. We are able to strengthen our relationships with these aftermarket customers and develop the Simple Technology brand-name through various marketing programs, such as volume rebates, joint marketing, account manager incentives and lead generation. We also provide ongoing customer support, including on-line pricing and navigation tools, toll-free technical support and account manager training programs. For further details regarding our various marketing programs, see "--Strategy" and "--Sales and Marketing."

    We believe our design, manufacturing, testing and logistics expertise, along with our proprietary technologies, enable us to respond to our customers' rapidly changing product and service requirements by:

    - Providing our customers with timely access to higher speed and higher density memory products;

    - Increasing our customers' ability to bring products to market quickly; and

    - Decreasing our customers' capital requirements and production and inventory costs.

STRATEGY

    Our goal is to be a worldwide leader in the design, manufacture and marketing of standard and custom memory solutions. We intend to continue to focus on growing markets, such as high performance computing, networking and communications, consumer electronics and industrial applications. In addition, we plan to expand our presence in new and emerging high growth memory markets for applications such as digital cameras, MP3 digital audio players, PDAs and various Internet devices. We plan to increase our market share in new and emerging markets by leveraging our existing sales channels to serve the OEM and aftermarket upgrade requirements for DRAM and SRAM memory modules, and Flash cards.

    The following are key elements of our strategy:

    EXPAND AND BROADEN OUR PRODUCT LINE. We plan to develop additional high density products with smaller sizes, lower power consumption and higher speeds to serve the growing memory needs of traditional applications, such as PCs, networking equipment and embedded applications, and new and emerging applications, such as digital cameras, MP3 digital audio players and PDAs. These products include:

    - Accessories for transferring pictures between digital cameras and computers;

    - Starter kits for new digital camera users that include Simple Technology products and other value-added bundles;

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
    - New interfaces for Flash drives related to applications such as in-flight entertainment systems and telecommunications systems; and

    - High density stacked memory modules for networking applications, routers and switches.

    While we estimate that we will complete prototyping each of these products by the end of 2000, unforeseen factors may prevent us from developing these products on time, if at all.

    MAINTAIN AND EXTEND OUR TECHNOLOGICAL AND ENGINEERING EXPERTISE. We are focused on using our technological and engineering expertise to develop proprietary technologies to efficiently produce high quality, technologically advanced products that meet the complex and diverse needs of our customer base. Through this expertise we have developed patented proprietary technologies such as IC Tower stacking, as well as manufacturing and testing techniques which we believe allow for higher production yields and lower defect rates. We intend to continue to leverage and expand our technological and engineering expertise, including the hiring of additional engineers, to develop new proprietary technologies and further expand our product and service offerings while improving our manufacturing and testing capabilities.

    INCREASE AND EXPAND OUR SALES AND MARKETING EFFORTS. We intend to increase our marketing efforts for both our OEM and aftermarket customers during 2000. We plan to increase our marketing efforts directed at OEM design and supply chain managers by:

    - Expanding our internal sales force with additional corporate and regional account managers and field application engineers to provide increased sales support;

    - Expanding our use of manufacturers' representatives and industrial distributors to target international customers;

    - Continuing to implement web-based interactive forums on key technology and product trends directed at existing and potential OEM Division customers; and

    - Continuing to sponsor industry conferences.

    We believe the combination of our internal direct sales force with an external sales force of manufacturers' representatives and industrial distributors allows us to more effectively market our products to a larger number of OEM Division customers.

    On the aftermarket side, we plan to make a significant investment in advertising and marketing programs that we believe will enhance our relationships with these customers and further develop Simple Technology brand-name recognition. In addition, we believe that, as advanced memory technologies become widely accepted, many of the custom products developed for our OEM Division customers will eventually reach the high volume aftermarket channel. We believe that we are well positioned to capitalize on these product life cycle synergies between our OEM and Aftermarket Divisions.

    For both our OEM and aftermarket customers, we expect to expand our advertising, public relations, telemarketing, use of direct mail and participation in trade shows. We also intend to engage the services of an outside agency for creative development and ad placement. We expect to hire a vice president of marketing to oversee our marketing plans. While we believe we can implement our plans to increase and expand our sales and marketing efforts by the end of 2000, we may ultimately decide to discontinue some or all of these efforts based upon unforeseen factors.

    INCREASE OUR MANUFACTURING EFFICIENCIES. We intend to further improve our manufacturing efficiencies while maintaining our focus on quality and responsiveness to customers through our quick-turn design and manufacturing services. For example, we intend to implement team-based production techniques, just-in-time purchasing and demand-based production scheduling. We also

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
intend to develop high volume production techniques for the manufacture of advanced memory modules using our IC Tower stacking technology. We believe we benefit from certain economies of scale in procurement and equipment utilization due to our volume manufacturing of a wide variety of products. In addition, we believe our experienced manufacturing staff and specialized equipment improve the efficiency of our manufacturing process. While we estimate that we will implement our high volume production techniques by the end of 2000, unforeseen factors may prevent us from meeting our implementation schedule.

    FURTHER PENETRATE INTERNATIONAL MARKETS. We intend to expand our existing relationships and establish new relationships with international customers through increased sales and marketing activities, including local advertising campaigns and joint marketing programs. In addition, we plan to increase our local sales presence through additional sales offices and field application engineers, as well as expand our relationships with manufacturers' representatives and industrial distributors overseas.

    PURSUE ACQUISITIONS OF COMPLEMENTARY BUSINESSES AND TECHNOLOGIES. We intend to pursue selective acquisitions to complement our internal growth. We intend to seek acquisitions which we believe will strengthen our position in our targeted markets, enhance our technology base, increase our production capacity and expand our geographic presence. We intend to seek and acquire companies with synergistic or complementary technologies, manufacturing capabilities and sales channels. We currently have no commitments or agreements and are not involved in any negotiations with respect to any such transactions.

DESIGN, MANUFACTURING AND TEST

    DESIGN AND PRODUCTION. The typical production cycle consists of a design stage followed by a prototype stage and ends with full production of the final product. The length of the design stage has been reduced in recent years due to rapid improvements in technology and the increased demand for smaller memory products with greater capabilities. In response, we have developed quick-turn design and manufacturing services. By working with our OEM Division customers early in the design and prototype stages, we are able to resolve critical design considerations effectively and efficiently, thus shortening the time from prototype design to volume manufacturing. In addition, working closely with our OEM Division customers throughout the design and production stages allows us to gain important insights into their future product requirements. We believe our quick-turn design and manufacturing services also allow us to introduce upgrade products to the aftermarket on a timely basis to coincide with new product releases by these customers.

    MANUFACTURING. Our manufacturing processes are highly automated and involve the use of specialized equipment for the production of memory products. Our manufacturing lines have been optimized to support the placement of a large number of IC devices on each memory board. We believe we are able to achieve a high manufacturing yield and minimize direct labor costs as a result of our design efficiencies, high level of automation and general manufacturing expertise. Because our manufacturing lines can be easily configured for different memory products, we have the ability to offer our customers short manufacturing and test cycles on small and large projects. We also have developed an automated method of manufacturing our IC Tower stacking products which we believe results in further manufacturing efficiencies. Our OEM Division manufacturing is ISO 9001 certified.

    TEST. An important aspect of our manufacturing operations is our focus on product testing. We test 100% of our memory products upon completion of manufacturing, which results in lower returns due to product defects. We believe that our test expertise will continue to grow in importance as the speed and complexity of memory products increase. Our test engineering group develops proprietary testing processes which, together with our continued investment in advanced testing equipment, enables us to diagnose problems in system design and memory components.

RESEARCH AND DEVELOPMENT/TECHNOLOGY

    Our research and development efforts are focused on developing reliable, high performance and cost-effective memory products to address the needs of traditional and emerging memory applications. We believe that the timely development of new products is essential to maintaining our competitive position. Our engineering staff works closely with our OEM Division customers and provides services throughout the production cycle, including component selection, schematic design, layout, manufacturing and test development. We design our products to be compatible with existing industry standards and, where appropriate, develop and promote new standards. An important aspect of our engineering operations is to understand the challenges presented by our OEM Division customers' custom design requirements and satisfy them by utilizing our proprietary technologies and our technical expertise. In the course of meeting our customers' challenges, we are often required to develop new technologies and processes which are later added to our design library for use by our other customers. Our design library consists of over 1,000 designs that are available for all standard and custom configurations. We focus primarily on new high speed memory modules, improvements in test routines and related software, and improvements in manufacturing processes and technologies. We plan to continue to direct our research and development efforts toward the design of new memory products which address the requirements of our OEM and aftermarket customers.

    In the Flash market, our research and development is directed toward the design and introduction of new Flash products that provide improved storage capacities, higher speed read and write capabilities, smaller sizes and new interfaces. These products are intended for networking and communications, consumer electronics and industrial applications.

    Our IC Tower stacking technology enables us to produce high density DRAM and Flash products by manufacturing products in a three-dimensional form. These products offer higher speed capabilities than the traditional two-dimensional designs in the same footprint. We stack DRAM modules and Flash cards using standard memory chips which do not require modification. This capability enables us to shorten our customers' design cycles for high density modules to standard lead times normally associated with non-stacked modules.

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
PRODUCTS

    We design, manufacture and market a comprehensive line of over 2,500 memory, storage and connectivity products using our proprietary design and manufacturing technologies. Substantially all of our DRAM and Flash memory products comply with industry standards and are based on a variety of industry architectures. We offer DRAM, Flash, stacking, SRAM and other products, which include hard drive upgrade kits and connectivity products. Sales of memory products accounted for 90.2% of our revenues in the first half of 2000 and 89.8% of our revenues in 1999.

    DRAM PRODUCTS

    We offer DRAM products including a wide range of single in-line memory modules, or SIMMs, dual in-line memory modules, or DIMMs, and small outline dual in-line memory modules, or SO DIMMs. Our standard DRAM products are available in various configurations of up to 184-pins and densities of up to 512 megabytes. Many of these products are also offered in 3.3 volt or 5.0 volt configurations utilizing different DRAM architectures such as DDR, EDO, FPM, RDRAM and SDRAM.


    The following table describes certain of our non-stacking DRAM products as of September 25, 2000:


          DRAM                                      SPEED
     PRODUCT FAMILY       DENSITY     ARCHITECTURE   (MHZ)                  APPLICATIONS
184-pin DIMM              64-512MB    DDR          200-266     Servers and workstations
Rambus DIMM               64-256MB    RDRAM        600-800     Desktop PCs, embedded controls and
                                                               workstations
168-pin Registered DIMM   64-512MB    SDRAM        66-133      Desktop PCs, embedded controls,
                                                               networking and communications
                                                               equipment, printers, routers, servers
                                                               and workstations
168-pin DIMM              16-512MB    EDO, FPM,    10-133      Desktop PCs, embedded controls,
                                      SDRAM                    networking and communications
                                                               equipment, printers, routers, servers
                                                               and workstations
144-pin SO DIMM           16-256MB    EDO, FPM,    10-133      Embedded controls, networking and
                                      SDRAM                    communications equipment, notebook PCs,
                                                               printers and routers
100-pin DIMM              16-64MB     EDO, FPM,    33-133      Networking and communications
                                      SDRAM                    equipment, printers and Windows
                                                               terminals
72-pin SO DIMM            16-64MB     EDO, FPM     10-33       Networking and communications
                                                               equipment, and notebook PCs
72-pin SIMM               16-128MB    EDO, FPM     10-33       Desktop PCs, embedded controls,
                                                               networking and communications
                                                               equipment, printers, routers and
                                                               servers

    FLASH PRODUCTS

    We manufacture three types of Flash products: Flash modules, Linear Flash PC Cards and data storage Flash products. Flash modules and Linear Flash PC Cards are commonly used in program and code storage applications such as networking and communications and embedded applications. Data storage Flash products are commonly used where data storage is the primary function such as in digital cameras, MP3 digital audio players, certain networking and communications and embedded applications, and ruggedized computers built to withstand shock and vibration.

    FLASH MODULES. We offer standard, custom and application-specific Flash modules, including 168-pin Asynchronous DIMMs, 80-pin Asynchronous SIMMs and 72-pin DRAM/Flash combination SIMMs. Our Flash modules are available in densities of up to 64 megabytes. We also offer additional options such as on-board active reset control and system reset. Many of these products are also available in 3.3 volt or 5.0 volt configurations.


    The following table describes certain of our Flash modules as of September 25, 2000:


    FLASH MODULE
   PRODUCT FAMILY        DENSITY                ARCHITECTURE                         APPLICATIONS
168-pin DIMM           4-16MB          3.3 volt or 5.0 volt              Networking and communications
                                                                         equipment, printers and switches
80-pin SIMM            2-64MB          12.0 volt/5.0 volt programming,   Networking and communications
                                       5.0 volt only, 3.3 volt only,     equipment, printers and switches
                                       reset options
72-pin DRAM/Flash      8MB Flash       Plugs into the DRAM socket;       Networking and communications
  SIMM                 56MB DRAM       reads and writes like DRAM        equipment

    LINEAR FLASH PC CARDS. We offer standard, custom and application-specific Linear Flash PC Cards, with densities ranging from 512 kilobytes to 64 megabytes.


    The following table describes certain of our Linear Flash PC Cards as of September 25, 2000:


LINEAR FLASH PC CARD
   PRODUCT FAMILY        DENSITY                 FEATURES                           APPLICATIONS
68-pin PC Card         512KB-64MB     Plug and play, compatible to      Medical equipment, networking and
                                      Intel based series 1, 2, 2+ and   communications equipment, notebook
                                      Value Series 100 and 200 PC       PCs, PDAs and test equipment
                                      Cards
68-pin PC Card         1MB-64MB       Plug and play, compatible to      Medical equipment, networking and
                                      series C and D AMD cards          communications equipment, PDAs and
                                                                        test equipment

    DATA STORAGE FLASH PRODUCTS. We offer a broad line of data storage Flash products in various capacities, sizes and operating voltages and temperatures. Our current product families include CompactFlash, ATA Flash PC Cards and solid-state Flash storage. Our data storage Flash products are compatible with a majority of today's industry-standard computing and communications systems.

        COMPACTFLASH. Our CompactFlash products provide full PC Card ATA functionality but are only one-fourth the size of a standard PC Card. CompactFlash's small size, durability, low power consumption and ability to operate at either 3.3 volts or 5.0 volts make it well-suited for a range of current and next-generation, small size consumer applications such as audio recorders, digital cameras, MP3 digital audio players and PDAs. CompactFlash products provide interoperability with systems based on the PC Card ATA standard by using a low cost passive adapter.

        ATA FLASH PC CARDS. Our ATA Flash PC Cards are used in storage, data backup and data logging applications. Our products are available in PC Card Type I, II and III form factors.

        SOLID-STATE FLASH STORAGE. Our solid-state Flash storage products are available in 2.5 inch and 3.5 inch hard disk sizes and are targeted at applications that require embedded data storage devices. Our solid-state Flash storage products offer rugged, portable, low power data storage and are compatible replacements for rotating hard drives, making them ideal for notebook computers, communication devices, and networking and communications applications requiring embedded storage.


    The following table describes certain of our data storage Flash products as of September 25, 2000:


          DATA STORAGE FLASH
            PRODUCT FAMILY               DENSITY                       SIZE
CompactFlash                             8-128MB      Type I (36.4mm X 42.8mm X 3.3mm)
ATA Flash PC Card                        8MB-1GB      Type I (54.0mm X 85.6mm X 3.3mm)
                                                      Type II (54.0mm X 85.6mm X 5.0mm)
                                                      Type III (54.0mm X 85.6mm X 10.0mm)
Solid-state Flash storage                8MB-1GB      2.5 inch and 3.5 inch

    STACKING DRAM AND FLASH CARD PRODUCTS

    DRAM MODULES AND FLASH CARD PRODUCTS. We offer custom and application-specific stacking DRAM modules including a wide range of DIMMs and SO DIMMs. Our stacking DRAM modules are available in various configurations of up to 200-pins and densities of up to 1 gigabyte. Many of these modules are also offered in both 3.3 volt and 5.0 volt configurations utilizing different DRAM architectures such as EDO, FPM and SDRAM. Our IC Tower stacking technology has enabled us to offer a 320 megabyte Type II CompactFlash card, which is one of the highest capacity CompactFlash cards currently available.


    The following tables describe certain of our stacking DRAM and Flash card products as of September 25, 2000:


     STACKING DRAM                                               SPEED
    PRODUCT FAMILY          DENSITY         ARCHITECTURE         (MHZ)           APPLICATIONS
200-pin Registered DIMM    256-512MB      SDRAM                  66-133      Servers
168-pin Registered DIMM    256MB-1GB      SDRAM                  66-133      Desktop PCs,
                                                                             embedded controls,
                                                                             networking and
                                                                             communications
                                                                             equipment, printers,
                                                                             routers, servers and
                                                                             workstations
168-pin DIMM               256MB-1GB      EDO, FPM, SDRAM        10-133      Desktop PCs,
                                                                             embedded controls,
                                                                             networking and
                                                                             communications
                                                                             equipment, printers,
                                                                             routers, servers and
                                                                             workstations
144-pin SO DIMM            128MB-1GB      SDRAM                  66-133      Embedded controls,
                                                                             networking and
                                                                             communications
                                                                             equipment, notebook
                                                                             PCs and routers

           STACKING FLASH CARD
             PRODUCT FAMILY                DENSITY                      SIZE
CompactFlash                               320MB      Type II (36.4mm X 42.8mm X 5.0mm)

    IC TOWER STACKING COMPONENTS. Our patented IC Tower stacking technology is a high density memory design architecture that uses standard DRAM IC devices to create high capacity components. We offer a wide selection of stacked components to be used on memory modules and on our customers' specific applications. This technology is used in complex, high capacity module designs and systems and offers chip density that is less expensive than non-stacked components on a per megabit basis.


    The following table describes certain of our IC Tower stacking components as of September 25, 2000:


 IC TOWER STACKING PRODUCT FAMILY    DENSITY     ARCHITECTURE  SPEED (MHZ)            APPLICATIONS
DDR                                 128-512MB    2 High         200-266      Standard and application-
                                                 (64-256MB)                  specific memory modules and
                                                                             systems
SDRAM                               128-512MB    2 High         66-133       Standard and application-
                                                 (64-256MB)                  specific memory modules and
                                                                             systems
EDO/FPM                             128MB        2 High         10-33        Standard and application-
                                                 (64MB)                      specific memory modules and
                                                                             systems

    SRAM PRODUCTS

    We offer a comprehensive line of standard, custom and application-specific SRAM modules and PC Cards, including synchronous, asynchronous and battery backup low power SRAM devices. Our SRAM products are available in densities of up to 8 megabytes. Many of these products are also available in 3.3 volt or 5.0 volt configurations.


    The following table describes certain of our SRAM products as of September 25, 2000:


                                                         SPEED
          SRAM PRODUCT FAMILY              DENSITY       (MHZ)                APPLICATIONS
Custom ZBT                                4-8MB          133-200     Networking and communications
                                                                     equipment
PC Card                                   512KB-6MB      6.6-10      Embedded systems, industrial
                                                                     control test equipment and
                                                                     networking and communications
                                                                     equipment
72-pin SIMM                               2-8MB          66-100      Networking and communications
                                                                     equipment
64-pin SIMM                               1MB            66-83       Networking and communications
                                                                     equipment

    OTHER PRODUCTS


    HARD DRIVE UPGRADE KITS. We offer hard drive upgrade kits for many major brands of notebook PCs. Our products range from 6 to 30 gigabytes. The primary use of these products is to enhance the storage capacity of notebook PCs. We also offer USB data transfer/backup kits for desktop and notebook PCs.

    CONNECTIVITY PRODUCTS. We offer connectivity products that connect PC Cards, CompactFlash cards and hard drive upgrade kits to a PC's parallel port or USB port. These products allow the user to move information from their PC Card, CompactFlash card or hard drive to their desktop or notebook PC.

CUSTOMERS

    OEM DIVISION

    In 1999 our OEM Division sold to over 200 direct customers and industrial distributors. No OEM Division customer accounted for more than 10.0% of our total revenues in the first half of 2000 or 1999. Our largest OEM Division customer accounted for 17.0% of our OEM Division revenues or 6.1% of our total revenues in the first half of 2000 and 24.0% of our OEM Division revenues or 6.2% of our total revenues in 1999. The following table lists our top ten OEM Division customers in 1999 comprising an aggregate of 75.4% of our OEM Division revenues or 19.4% of our total revenues in 1999. We have no long-term contracts with these customers.

CUSTOMER                                                MARKET SEGMENT/DISTRIBUTION CHANNEL
--------                                                -----------------------------------
Alcatel Internetworking, Inc.........................   Networking equipment
Bell Microproducts, Inc..............................   Industrial distribution
Dell Products L.P....................................   Desktop PCs, enterprise servers and notebook PCs
EMC Corporation......................................   Network attached storage
Fujitsu Microelectronics, Inc./                         Desktop PCs, enterprise servers, notebook PCs
  Fujitsu Personal Systems, Inc......................   and workstations
Mitsubishi Electronics America, Inc..................   Desktop PCs, enterprise servers and notebook PCs
Motorola, Inc........................................   Single board computers
Pioneer-Standard Electronics, Inc....................   Industrial distribution
Unisys Corporation...................................   Mainframes and servers
Xerox Corporation....................................   Office equipment

    AFTERMARKET DIVISION

    In 1999 our Aftermarket Division sold to over 1,500 customers through a variety of distribution channels including VAR, mail order, commercial and industrial distribution, and retail. Our largest Aftermarket Division customer, CDW Computer Centers, Inc., accounted for 30.0% of our Aftermarket Division revenues or 19.2% of our total revenues in the first half of 2000 and 26.1% of our Aftermarket Division revenues or 19.4% of our total revenues in 1999. No other Aftermarket Division customer accounted for more than 10.0% of our total revenues in the first half of 2000 or 1999. The following table lists our top ten Aftermarket Division customers in 1999 comprising an aggregate of 47.6% of our Aftermarket Division revenues or 35.3% of our total revenues in 1999. We have no long-term contracts with these customers.

CUSTOMER                                                DISTRIBUTION CHANNEL
--------                                                --------------------
Avnet Computer.......................................   Industrial distribution
Best Buy Co., Inc....................................   Retail
CDW Computer Centers, Inc............................   Mail order
Costco Wholesale Corporation.........................   Retail
Ingram Micro Inc.....................................   Commercial distribution
Micro Warehouse, Inc.................................   Mail order
PC Connection, Inc...................................   Mail order
PC Service Source....................................   VAR
WestGroup International Pty Ltd......................   VAR
Wyle Electronics.....................................   Industrial distribution

    In addition, through our commercial distribution arrangements, we supply certain of our products to e-commerce companies, including Buy.com and Egghead.com, for their sale of these products on the Internet.

    We expect that sales of our products to a small number of customers will continue to contribute materially to our revenues for the foreseeable future and believe that our financial results will depend in significant part upon the success of our customers' products. We have also experienced changes in the composition of our major customer base from quarter to quarter as the market demand for our customers' products changes and we expect this variability will continue in the future.

SALES AND MARKETING

    OEM DIVISION

    Our OEM Division uses an internal direct sales force complemented by an external sales force of manufacturers' representatives and industrial distributors for sales to OEM Division customers in the United States and internationally. We pursue our customer base on both a geographic and account specific basis. We believe these combined sales forces have the local presence, market knowledge and strategic insight to allow us to more effectively market our products to a larger number of OEM Division customers. In addition, as part of our sales and marketing efforts, our experienced applications engineers work closely with our OEM Division customers in designing our products into OEMs' systems.

    AFTERMARKET DIVISION

    We ship Simple Technology brand-name products directly to VARs, mail order customers, commercial and industrial distributors, and retailers. As of June 30, 2000 our products were available in more than 800 stores. In addition to in-house sales representatives, our sales efforts in the aftermarket channel are supported by manufacturers' representatives. For the mail order and retail channels, we implement direct advertising in magazines and newspapers as a way of bringing end-users to our customers' locations. Some of our aftermarket customers also feature our products in their advertisements in exchange for a fee. We offer certain VARs volume rebates and work with their customers to qualify our products for their information system departments. Volume rebates are used to incentivize resellers, rewarding them with a rebate for our products sold. Total volume rebates issued to our VARs were approximately $76,000 in the first half of 2000, $321,000 in 1999, $161,000 in 1998 and $153,000 in 1997. For
commercial distributors, we purchase corporate image advertising, offer volume rebates and joint marketing programs, and generate leads at electronics trade shows and refer those potential customers to our distributors. Through joint marketing programs, we work together with resellers to incorporate the Simple Technology brand in the resellers' existing marketing plans, such as catalogs and web banner ads. Expenses relating to joint marketing programs were approximately

$1.8 million in the first half of 2000, $2.8 million in 1999, $2.3 million in 1998 and $2.6 million in 1997. Lead generation comes from end users who visit our website, fill out our product registration cards, visit our booths at trade shows, and call us in response to advertisements and direct mail. Expenses relating to lead generation were approximately $21,000 in the first half of 2000, $114,000 in 1999, $94,000 in 1998 and $197,000 in 1997. In addition, we have developed direct advertising programs with certain of our commercial distributors' e-commerce customers in which we market our products on their websites. We also offer account manager incentives which include sales contests and reward programs designed to sustain reseller loyalty while also creating excitement for increased sales activity. Total account manager incentives were approximately $691,000 in the first half of 2000, $524,000 in 1999, $310,000 in
1998 and $316,000 in 1997.

CUSTOMER SERVICE AND SUPPORT

    We provide our customers with comprehensive product service and support. We work closely with our OEM Division customers to monitor the performance of their product designs and to provide application design and support. This also provides us with insight into defining their subsequent generations of products. Our standard OEM support package is generally offered with all product sales and includes full technical documentation and application design assistance. During our OEM Division customers' production phase, we provide failure analysis and replacement of defective components. In some cases, we also offer more extensive support which includes training, system-level design, implementation and integration support. We believe that tailoring our technical support to our OEM Division customers' needs is essential for the success of our product introductions and customer satisfaction. Our aftermarket customers receive technical support on an unlimited, toll-free basis and are assigned a dedicated technician familiar with their account. We also train the account managers of certain aftermarket customers to keep them informed about changes in our product lines. In addition, we offer aftermarket customers on-line pricing and navigation tools, and a personalized web page available through our extranet which features personalized information such as promotions, new products and contact information.

COMPETITION

    We conduct business in an industry characterized by intense competition, rapid technological change, evolving industry standards, declining average sales prices and rapid product obsolescence. Our competitors include many large domestic and international companies that have substantially greater financial, technical, marketing, distribution and other resources, broader product lines, lower cost structures, greater brand recognition and longer-standing relationships with customers and suppliers.

    Our primary competitors include:

COMPONENT MANUFACTURERS                 MODULE/PC CARD ASSEMBLERS               STACKING MEMORY MANUFACTURERS
-----------------------                 -------------------------               -----------------------------
- Advanced Micro Devices, Inc.          - Celestica Inc.                        - Dense-Pac Microsystems, Inc.
- Hitachi Semiconductor                 - Centennial Technologies               - StakTek Corporation
   (America) Inc.                       - Kingston Technology
- Intel Corporation                     Company
- Micron Semiconductor                  - SanDisk Corporation
   Electronics, Inc.                    - Silicon Storage Technology, Inc.
- NEC Electronics, Inc.                 - Solectron Corporation
- Samsung Electronics                   - Viking Components, Inc.
   Company Ltd.
- Toshiba America Electronic
   Components, Inc.

    We expect to face competition from existing competitors and new and emerging companies that may enter our existing or future markets that have similar or alternative products which may be less costly or provide additional features. In addition, some of our significant suppliers, including Advanced

Micro Devices, Inc., Hitachi Semiconductor (America) Inc., NEC Electronics, Inc. and Toshiba America Electronic Components, Inc., are also our competitors. These suppliers may have the ability to manufacture competitive products at lower costs as a result of their higher levels of integration. We also face competition from current and prospective customers that evaluate our capabilities against the merits of manufacturing products internally. Competition also may arise due to the development of cooperative relationships among our current and potential competitors or third parties to increase the ability of their products to address the needs of our prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share.

    We compete in our target markets based primarily on quality and price, design and manufacturing technology, and responsiveness to our customers' needs. We expect our competitors will continue to improve the performance of their current products, reduce their current product sales prices and introduce new products that may offer greater performance and improved pricing, any of which could cause a decline in sales or loss of market acceptance of our products.

    To remain competitive, we must, among other things:

    - Compete favorably on the basis of price;

    - Maintain quality levels;

    - Provide technologically advanced products;

    - Offer flexible delivery schedules;

    - Deliver finished products on a timely basis in sufficient volume to satisfy our customers' requirements;

    - Successfully protect our intellectual property rights;

    - Provide efficient and high volume manufacturing and testing services; and

    - Accurately anticipate and prepare for new technological trends and standards in the industry.

    The Flash memory market is in the early stage of development. There is currently an absence of a single Flash memory standard. It is possible that Flash memory standards other than those to which our products conform will emerge as the industry standard. If we are unable to anticipate and adequately allocate our resources in a timely and efficient manner toward the production and development of industry-standard Flash memory products, we may experience significant delays in releasing new and commercially viable products. In addition, if a competing technology replaces or takes significant market share from the Flash memory market, we would not be able to sell our Flash products.

SUPPLIERS

    IC devices represent approximately 95% of our component costs. We purchase these IC devices from a small number of suppliers. In 1999 our significant suppliers of IC devices included:

DRAM IC DEVICE SUPPLIERS                               FLASH IC DEVICE SUPPLIERS
------------------------                               -------------------------
- Fujitsu Microelectronics, Inc.                       - Advanced Micro Devices, Inc.
- Hyundai Electronics America, Inc.                    - Hitachi Semiconductor (America) Inc.
- NEC Electronics, Inc.                                - Sharp Microelectronics of the Americas
- Toshiba America Electronic Components, Inc.          - Toshiba America Electronic Components, Inc.
- Vanguard International Semiconductor Corporation

    Hitachi Semiconductor (America) Inc. supplies substantially all of the IC devices used in our Flash memory products. In addition, Hitachi Semiconductor (America) Inc., Hyundai Electronics America, Inc., NEC Electronics, Inc. and Samsung Semiconductor, Inc. currently supply a majority of the DRAM IC devices used in our DRAM memory products. We have no long-term supply contracts. A disruption in or termination of our supply relationship with any of these significant suppliers would, among other things, cause delays, disruptions or reductions in product shipments or increase costs and/or prices and would harm our business. In particular, if our supply relationship with Hitachi Semiconductor (America) Inc. is disrupted or terminated, our ability to manufacture and sell our Flash products would be limited.

    We are continuing to identify and establish additional sources of supply where we have supplier concentrations, although there can be no assurance that these efforts will be successful. In the future, if the demand for our products exceeds our suppliers' ability to deliver needed components, we may be placed on supplier allocation and we may be unable to meet customer demand.

BACKLOG

    Sales of our memory products are made under short-term cancelable purchase orders. We include in our backlog only those customer orders for which we have accepted purchase orders and to which we have assigned shipment dates within the upcoming six months. Since orders constituting our backlog are subject to change due to, among other things, customer cancellations and reschedulings, and our ability to procure necessary components, backlog is not necessarily an indication of future revenues. In addition, there can be no assurance that current backlog will necessarily lead to revenues in any future period. Our combined backlog was $20.5 million as of June 30, 2000, $13.2 million as of December 31, 1999 and $2.0 million as of December 31, 1998. Our OEM Division backlog was $18.1 million as of June 30, 2000, $12.7 million as of December 31, 1999 and $1.5 million as of December 31, 1998, compared to our Aftermarket Division backlog of $2.4 million as of June 30, 2000, $485,000 as of December 31, 1999 and $480,000 as of December 31, 1998. The increase in OEM Division backlog from December 31, 1999 to June 30, 2000 was primarily due to increasing OEM orders and the lengthening of the time between our receipt of an OEM order and the required ship date of the order. Aftermarket backlog is typically nominal since substantially all aftermarket orders are filled on a same-day or next-day basis. Our ability to predict future sales is limited because a majority of our quarterly product revenues come from orders that are received and fulfilled in the same quarter.

INTELLECTUAL PROPERTY RIGHTS

    We regard our patents, trademarks, trade secrets and other intellectual property as critical to our success. We rely on a combination of patents, trademarks, copyrights and trade secret laws, confidentiality procedures, and employee disclosure and invention assignment agreements to protect our intellectual property rights.


    As of September 25, 2000, we owned eight U.S. patents, including U.S. Patent No. 5,514,907 related to our IC Tower stacking products, and two additional patent applications were pending. We currently do not license any of our technology or products to third parties. We have recently entered into a license agreement with Micron Electronics, Inc. for the use, sale and importation into the United States of certain memory modules incorporating Micron's proprietary technology. The license agreement was entered into in connection with our August 22, 2000 settlement of a lawsuit originally filed by Micron on April 6, 2000 against 18 computer memory manufacturers, including us, for our alleged infringement of certain of Micron's patents. A Stipulation and Order was executed by us on August 22, 2000 and by Micron on August 23, 2000 which would dismiss the Micron lawsuit with prejudice. The impact of the license for all periods presented in the financial statements would have been immaterial.


    The following table describes our patents and their expiration dates.

U.S. PATENT NO.      EXPIRATION DATE                          DESCRIPTION
  5,514,907         May 6, 2013           Apparatus for stacking semiconductor chips
  5,555,209         September 9, 2013     Circuit for latching data signals from DRAM memory
  5,562,504         October 7, 2013       Communications card with integral transmission media
                                          line adaptor
  5,596,757         January 20, 2014      System and method for selectively providing
                                          termination power to a SCSI bus terminator from a
                                          host device
  5,660,568         August 25, 2014       Communications card with integral transmission media
                                          line adaptor
  5,673,419         September 29, 2014    Parity bit emulator with write parity bit checking
  5,826,174         January 22, 2016      Method and apparatus for improving data transmission
                                          over a wireless system by optical spectrum
                                          positioning
  D405,764          April 21, 2018        Adaptor for a media line connector

    Although we consider the patents currently held by us to be critical to our success, there can be no assurance that any patents currently held by us or any patents which may be granted to us in the future will not be challenged, invalidated or circumvented, or that rights granted thereunder will provide meaningful protection or other commercial advantage to us. There can be no assurance that third parties will not develop similar products, duplicate our products or design around the patents currently owned by us or which may be granted to us in the future. Because we view intellectual property rights as critical to our success, we intend to pursue future patents and other intellectual property rights in the U.S. There can be no assurance that we will be successful in these endeavors. In addition there can be no assurance that our trade secrets and know-how may not become known to third parties, or become part of the public domain, which in either case would harm our financial performance and business operations.

    We have not applied and do not expect to apply for patent protection in foreign countries. In addition, the laws of foreign countries may not adequately protect our intellectual property rights. Many U.S. companies have encountered substantial infringement problems in some foreign countries. Because we sell some of our products overseas, we have exposure to foreign intellectual property risks.

    The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights. We believe that it may be necessary, from time to time, to initiate litigation against one or more third parties to preserve our intellectual property rights. In addition, from time to time, third parties may bring suits against us. For details regarding our pending intellectual property lawsuits, see "--Legal Proceedings" and "Risk Factors--We are involved from time to time in litigation over intellectual property rights, which may adversely affect our ability to manufacture and sell our products."

    In the event of an adverse result in any such litigation, we could be required to pay substantial damages, cease the manufacture, use and sale of certain products, expend significant resources to develop non-infringing technology, discontinue the use of certain processes or obtain licenses to use the infringed technology. Any litigation, whether as plaintiff or as defendant, would likely result in significant expense to us and divert the efforts of our technical and management personnel, whether or not such litigation is ultimately determined in our favor. In addition, the results of any litigation are inherently uncertain. For a discussion of our expected legal expenses for 2000, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    In the event we desire to incorporate third-party technology into our products or our products are found to infringe on others' patents or intellectual property rights, we may be required to license such patents or intellectual property rights. If we obtain licenses from third parties, we may be required to pay license fees or make royalty payments, which could reduce our gross margins. If we are unable to obtain a license from a third party for technology, we could incur substantial liabilities or be required to expend substantial resources redesigning our products to eliminate the infringement. There can be no assurance that we would be successful in redesigning our products or that we could obtain licenses on commercially reasonable terms, if at all. In addition, any development or license negotiations could require substantial expenditures of time and other resources by us.

    As is common in the industry, we currently have in effect a number of agreements in which we have agreed to defend, indemnify and hold harmless certain of our suppliers and customers from damages and costs which may arise from the infringement by our products of third-party patents, trademarks or other proprietary rights. The scope of such indemnity varies, but may, in some instances, include indemnification for damages and expenses, including attorneys' fees. We may from time to time be engaged in litigation as a result of such indemnification obligations. In addition, our insurance does not cover intellectual property infringement.

    In our efforts to maintain the confidentiality and ownership of trade secrets and other confidential information, all of our employees are required to sign employee non-disclosure and invention assignment agreements. This agreement requires our employees to disclose, document and assign their interest in all inventions, patents and copyrights developed while employed with us. Our employees further agree to preserve all of our confidential information including trade secrets, customer information, know-how and other business information. There can be no assurance that these agreements will provide meaningful protection of our trade secrets or other confidential information in the event of unauthorized use or disclosure of such information. See "Risk Factors--Our proprietary technology and intellectual property may not be adequately protected, which could harm our competitive position."

LEGAL PROCEEDINGS

    DENSE-PAC MICROSYSTEMS, INC.--PATENT INFRINGEMENT

    On September 23, 1998, we filed a lawsuit against Dense-Pac
Microsystems, Inc. in the United States District Court for the Central District of California for infringement of our IC Tower stacking patent, U.S. Patent
No. 5,514,907. We are seeking damages, including prejudgment interest, totaling $22.8 million as of June 30, 2000, an injunction against further infringement of our patent by Dense-Pac, treble damages and attorneys' fees. We are also seeking a declaratory judgment declaring Dense-Pac's stacking patent, U.S. Patent
No. 4,956,694, invalid and not infringed by us. On October 15, 1998, Dense-Pac filed an answer to our complaint denying our claim of infringement, asserted a defense of patent invalidity against our IC Tower stacking patent and asserted a counterclaim against us alleging infringement of its stacking patent. On November 12, 1998, we filed an answer to Dense-Pac's counterclaim denying Dense-Pac's claim of infringement against us and asserting a defense of patent invalidity. Dense-Pac is seeking injunctive relief and damages equal to 2% of the sales of our IC Tower stacking products found to infringe its patent, plus interest. As of June 30, 2000, Dense-Pac sought damages, including interest, totaling approximately $689,000. For the six months ended June 30, 2000 and the year ended December 31, 1999, less than 10.0% of our total revenues related to products which Dense-Pac alleges infringe on its '694 patent. Dense-Pac has also requested an award of attorneys' fees and treble damages and has reserved the right to seek unspecified lost profits as a result of the alleged infringement. Trial is set for February 2001.

    DENSE-PAC MICROSYSTEMS, INC.--TECHNOLOGY MISAPPROPRIATION

    On April 10, 2000, Dense-Pac Microsystems, Inc. filed a lawsuit against us and Mark Moshayedi, our Chief Operating Officer, Chief Technical Officer and Secretary, in the Superior Court of Orange County, California, seeking unspecified damages, including punitive damages, injunctive relief, attorneys' fees and costs arising from our alleged misappropriation of Dense-Pac's technology based on its U.S. Patent No. 4,956,694 and the sale of our products incorporating such technology alleged to have been misappropriated. Dense-Pac's complaint sets forth various causes of action against us and Mark Moshayedi, including common law misappropriation, intentional and negligent interference with prospective business advantage, unfair competition, unjust enrichment and trade secret misappropriation. On May 26, 2000, we filed an answer to Dense-Pac's complaint denying Dense-Pac's allegations against us and Mark Moshayedi and asserting a number of defenses, including failure to state a claim, waiver and estoppel. We are defending and indemnifying Mark Moshayedi in this lawsuit as part of our obligation under our indemnification agreement. This lawsuit is in the very early stages.

    INTERACTIVE FLIGHT TECHNOLOGIES, INC.

    On June 8, 1998, Interactive Flight Technologies, Inc. filed a lawsuit against Avnet, Inc. in the Superior Court of Maricopa County, Arizona seeking an award for direct and consequential damages arising from our sale of allegedly defective hard disk drives to Avnet for inclusion in an in-flight entertainment system manufactured by Interactive Flight. We purchased the hard disk drives from Integral Peripherals, Inc., the manufacturer, through its distributor, Bell Microsystems, Inc. Integral has since declared bankruptcy and is not a party to this lawsuit. On July 16, 1998, Avnet filed a third-party complaint against us for indemnification under the terms of a distribution agreement between Avnet and us. On September 18, 1998, we filed an answer denying the third-party complaint and filed a third-party complaint against, among others, Bell Microsystems seeking indemnification and contribution. On May 24, 1999, Interactive Flight filed a first amended complaint to add us as an additional defendant based on the terms of our written one-year warranty which they contend was assigned to them by Avnet. On June 8, 1999, Avnet filed a cross claim against us seeking indemnification. On June 18, 1999, we answered the first amended complaint and Avnet's cross claim. Interactive Flight is seeking out-of-pocket damages of approximately $4.1 million from both Avnet and us and consequential damages from Avnet only arising from the alleged loss of contracts with several airline carriers totaling an additional $10.0 million.


    On August 18, 2000, the court entered a ruling granting Avnet's motion for summary judgment requiring us to indemnify Avnet for damages and attorneys' fees incurred in its defense of Interactive Flight's lawsuit. We are planning to file with the court a motion to reconsider this order and appeal from this order if necessary. On September 1, 2000, the court entered a ruling in favor of Avnet and us by granting our joint motion for partial summary judgment against Interactive Flight. The effect of this ruling is to ban Interactive Flight from pursuing claims for either incidental or consequential damages against Avnet and us. It is possible that this ruling may be reversed if Interactive Flight decides to file a motion for reconsideration or appeal. On September 13, 2000, the court granted a motion for summary judgment in favor of Bell Microsystems and against us, effectively eliminating our claim against Bell Microsystems for indemnification. There are other summary judgment motions pending. There can be no assurance that these motions will be determined in our favor. Trial is set for September 2000.


    We are the beneficiary of a potential insurance claim against the Chubb Group based on a $2.0 million policy of insurance originally issued to Integral and assigned to us as part of a settlement reached in Integral's bankruptcy proceedings. Such policy applies only to property damage. To date, Chubb has denied our claims under the policy.

    We are currently not a party to any other material legal proceedings. However, we are involved in several other suits and claims in the ordinary course of business, and we may from time to time become a party to other legal proceedings arising in the ordinary course of business.

EMPLOYEES


    As of June 30, 2000, we had 354 full-time employees, consisting of 173 in manufacturing (including test, quality assurance and material management), 96 in sales and marketing, 46 in finance and administration and 39 in design and product development. Our employees are not represented by any collective bargaining agreements and we have never experienced a work stoppage. Management believes that relations with our employees are good.


FACILITIES

    We occupy two leased facilities of approximately 24,500 and 48,600 square feet in Santa Ana, California, in which our executive offices, manufacturing, engineering, research and development and testing operations are located. We lease the 24,500 square foot facility from MDC Land LLC, a limited liability company owned by Manouch Moshayedi, Mike Moshayedi and Mark Moshayedi, each of whom is an executive officer and director of Simple Technology. This lease expires in March 2005 and the base rent is approximately $17,000 per month. We also lease the 48,600 square foot facility from MDC Land LLC. This lease expires in May 2005, and the base rent is approximately $33,000 per month. In addition, we lease various small facilities for our sales offices. We believe that our existing leased space is adequate for our current operations and that suitable replacement and additional spaces will be available in the future on commercially reasonable terms. See "Certain Transactions--MDC Land Corporation and MDC Land LLC."

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND OTHER KEY EMPLOYEES


    Set forth below is certain information concerning our executive officers, current and proposed directors and other key employees as of September 25, 2000.



NAME                                   AGE      POSITION
----                                 --------   --------
Manouch Moshayedi..................     41      Chief Executive Officer and Chairman of the Board
                                                of Directors
Mike Moshayedi.....................     45      President and Director
Mark Moshayedi.....................     38      Chief Operating Officer, Chief Technical Officer,
                                                Secretary and Director
Dan Moses..........................     33      Chief Financial Officer and Director
Michael Hajeck.....................     40      Vice President of OEM Sales
Carl Swartz........................     60      Vice President of Strategic Planning and General
                                                Counsel
Shane Mortazavi....................     47      Vice President of Operations
Mark R. Hollinger(1)...............     42      Director
F. Michael Ball(1).................     45      Director
Thomas A. Beaver(1)................     57      Director


------------------------

(1) Has agreed to be appointed a director and member of our audit and compensation committees upon the completion of this offering.

    MANOUCH MOSHAYEDI, a co-founder of Simple Technology, has served as our President or Chief Executive Officer and Chairman of the Board of Directors since our inception in March 1990. From our inception in March 1990 to September 1994, Mr. Moshayedi also served as our Chief Financial Officer. Mr. Moshayedi graduated with a B.S. in engineering from California State University, Fullerton and an M.B.A. from Long Island University in New York. Mr. Moshayedi is the brother of Mike Moshayedi and Mark Moshayedi, both of whom are our executive officers and directors.

    MIKE MOSHAYEDI, a co-founder of Simple Technology, has served as our director since our inception in March 1990 and our President since January 1995. From our inception in March 1990 to December 1994, Mr. Moshayedi served as our Senior Vice President or President of Sales and Marketing and Secretary.
Mr. Moshayedi graduated with a B.S. in engineering from California State University, Long Beach. Mr. Moshayedi is the brother of Manouch Moshayedi and Mark Moshayedi, both of whom are our executive officers and directors.

    MARK MOSHAYEDI has served as our director since April 1992 and our Chief Operating Officer, Chief Technical Officer and Secretary since January 1995. From June 1994 to December 1994, Mr. Moshayedi served as our President of Research and Development. From our inception in March 1990 to June 1994,
Mr. Moshayedi served as our Senior Vice President. Mr. Moshayedi graduated with a B.S. in engineering from the University of California, Irvine and an M.B.A. from Pepperdine University. Mr. Moshayedi is the brother of Manouch Moshayedi and Mike Moshayedi, both of whom are our executive officers and directors.

    DAN MOSES has served as our Chief Financial Officer since September 1994 and our director since March 2000. From October 1992 to August 1994, Mr. Moses served as our Controller. Before joining Simple Technology, Mr. Moses was a Senior Auditor with PricewaterhouseCoopers LLP from May 1990 to October 1992. Mr. Moses graduated with a B.S. in business administration from the University of California, Riverside and a Master's of Accounting from the University of Southern California. Mr. Moses is a Certified Public Accountant.

    MICHAEL HAJECK joined Simple Technology as our Vice President of OEM Sales in January 1998. From October 1997 to January 1998, Mr. Hajeck was an independent consultant. From October 1996 to October 1997, Mr. Hajeck was Vice President of Sales, Americas at SanDisk Corporation, a manufacturer of Flash memory storage products. From January 1993 to October 1996, Mr. Hajeck was Director of Sales at SanDisk Corporation. Mr. Hajeck graduated with a B.S. and Master's in Engineering from Rensselaer Polytechnic Institute.

    CARL SWARTZ joined Simple Technology as our Vice President of Strategic Planning and General Counsel in January 2000. From October 1999 to
January 2000, Mr. Swartz was Chief Operating Officer with American
BioScience, Inc., a biotechnology research and technology company. From
January 1995 to October 1999, Mr. Swartz was our Vice President of Strategic Planning and General Counsel. Mr. Swartz graduated with a B.S. in engineering from the United States Naval Academy, an M.S. in engineering from the University of California, Los Angeles and a J.D. from Georgetown University.

    SHANE MORTAZAVI joined Simple Technology as our Vice President of Operations in March 2000. From June 1992 to February 2000, Mr. Mortazavi was Manufacturing Operations Manager at General Monitors, Inc., a manufacturer of combustible and toxic gas monitoring and flame detection products. Mr. Mortazavi graduated with a B.S. in industrial engineering and an M.S. in operations research from the University of California, Berkeley.

    MARK R. HOLLINGER will join Simple Technology as our director and member of our audit and compensation committees upon the completion of this offering. Since September 1999, Mr. Hollinger has been President and Chief Executive Officer of Merix Corporation, a manufacturer of printed circuit boards.
Mr. Hollinger has been a director of Merix Corporation since May 1999. From May 1999 to September 1999, Mr. Hollinger was President and Chief Operating Officer of Merix Corporation. From August 1998 to May 1999, Mr. Hollinger was Senior Vice President of Operations and Chief Operating Officer of Merix Corporation. From September 1997 to August 1998, Mr. Hollinger was Senior Vice President of Merix Corporation. From October 1994 to September 1997, Mr. Hollinger was Vice President Operations of Continental Circuits Corp., a manufacturer of printed circuit boards. Mr. Hollinger graduated with a B.A. in marketing from Capital University and an M.B.A. from Ohio State University.

    F. MICHAEL BALL will join Simple Technology as our director and member of our audit and compensation committees upon the completion of this offering. Since April 1996, Mr. Ball has been Corporate Vice President and President, North America Region of Allergan, Inc., a pharmaceutical company. From April 1995 to April 1996, Mr. Ball was Senior Vice President of Allergan, Inc.
Mr. Ball graduated with a B.S. in science and an M.B.A. from Queen's University, Canada.

    THOMAS A. BEAVER will join Simple Technology as our director and member of our audit and compensation committees upon the completion of this offering. Since February 2000, Mr. Beaver has been the Chief Executive Officer of Wyle Electronics, Inc., a distributor of semiconductor products. From October 1999 to February 2000, Mr. Beaver was Executive Vice President of Worldwide Sales and Marketing of Astec Power, Inc., a supplier of power conversion products. Prior to Astec, Mr. Beaver spent more than 30 years with Motorola Corp., a provider of communications and semiconductor products, where he held a succession of increasingly responsible sales, marketing and senior management positions of which the most recent was Corporate Vice President and Director of Marketing and Sales of the Company's Networking and Computing Systems Group. Mr. Beaver graduated with B.S. in electrical engineering from Marquette University and an M.B.A. from the University of Minnesota.

BOARD OF DIRECTORS

    Upon the completion of this offering, our board of directors will be composed of seven members, including three directors who are not employees and who are otherwise independent. Each director currently serves until the next annual meeting of shareholders or until his or her successor is duly elected and qualified. At each annual meeting of shareholders, the successors to directors whose term will then expire will be elected to serve until the next annual meeting of shareholders. In addition, our amended and restated bylaws provide that the authorized number of directors will be between four and seven, with the exact number to be determined by a majority of our board of directors or shareholders.

COMMITTEES OF THE BOARD OF DIRECTORS

    Following the completion of this offering, our board of directors intends to establish an audit committee to be composed of three independent directors, including Messrs. Hollinger, Ball and Beaver. The audit committee will generally meet with and consider suggestions from members of management and our internal accounting personnel, as well as our independent accountants, concerning our financial operations.

    The audit committee also has the responsibility to:

    - Review the audit committee charter at least annually and recommend any changes to our board of directors;

    - Review our annual financial statements and any other relevant reports or other financial information;

    - Review the regular internal financial reports prepared by management and any internal auditing department;

    - Recommend to the board of directors the selection of the independent accountants and approve the fees and other compensation to be paid to the independent accountants;

    - Review and discuss with the accountants all significant relationships the accountants have with us to determine the accountants' independence;

    - Review the performance of the independent accountants and approve any proposed discharge of the independent accountants when circumstances warrant; and

    - Following completion of the annual audit, review separately with the independent accountants, the internal auditing department, if any, and management any significant difficulties encountered during the course of the audit.

    Following the completion of this offering, our board of directors intends to establish a compensation committee to be composed of three independent directors, including Messrs. Hollinger, Ball and Beaver. The compensation committee will be responsible for the design, review, recommendation and approval of compensation arrangements for our directors, executive officers and key employees, and for the administration of our 2000 Stock Incentive Plan, including the approval of grants under such plan to our employees, consultants and directors, and our 2000 Employee Stock Purchase Plan.

    Our board of directors may establish, from time to time, other committees to facilitate the management of our business.

BOARD COMPENSATION

    We do not provide cash compensation to employee directors for serving on our board of directors or for attendance of meetings of committees of the board of directors. Each non-employee member of our board of directors receives $3,000 for attendance at each meeting of the board of directors, however, they do not receive compensation for attendance at meetings of committees of the board of directors. In addition, non-employee directors are reimbursed for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the board of directors and committees of the board of directors. Employee directors are eligible to receive options and be issued shares of common stock directly under our 2000 Stock Incentive Plan. Non-employee directors will, upon their initial election or appointment to the board, receive an automatic option grant to purchase 30,000 shares of common stock that will vest in equal annual installments over the five-year period from the grant date. See "--Stock Plans/Employee Compensation Programs."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    We did not have a compensation committee or other board committee performing equivalent functions in 1999. Manouch Moshayedi, Mike Moshayedi and Mark Moshayedi participated in deliberations of our board of directors concerning executive officer compensation. MDC Land Corporation, MDC Land LLC, XYZ, Inc. and QualCenter, Inc. are companies owned by Manouch Moshayedi, Mike Moshayedi and Mark Moshayedi. In addition to being the owners of these companies, Manouch Moshayedi, Mike Moshayedi and Mark Moshayedi are each also a director and/or executive officer of each of these companies. Following the completion of this offering, our board of directors will establish a compensation committee composed of three independent directors, including Messrs. Hollinger, Ball and Beaver that will result in none of our executive officers being a member of our compensation committee.

EMPLOYMENT AGREEMENTS

    We renewed our employment agreement with Manouch Moshayedi, our Chief Executive Officer and Chairman of the Board of Directors, in March 2000. Under this agreement, Mr. Moshayedi is entitled to an annual base salary of $440,000 and is required to devote all of his working time and attention to our business. In addition, this agreement contains non-competition restrictions and covenants, including provisions prohibiting Mr. Moshayedi from competing with us during his employment and for a one-year period after his employment with us.
Mr. Moshayedi's employment is at-will and may be terminated by either party at any time, with or without notice, and with or without cause. In addition, Mr. Moshayedi has entered into a non-disclosure agreement relating to our intellectual property and proprietary information under which he has agreed to assign all intellectual property rights developed during the course of his employment to us.

    We renewed our employment agreement with Mike Moshayedi, our President, in March 2000. Under this agreement, Mr. Moshayedi is entitled to an annual base salary of $440,000 and is required to devote all of his working time and attention to our business. In addition, this agreement contains non-competition restrictions and covenants, including provisions prohibiting Mr. Moshayedi from competing with us during his employment and for a one-year period after his employment with us. Mr. Moshayedi's employment is at-will and may be terminated by either party at any time, with or without notice, and with or without cause. In addition, Mr. Moshayedi has entered into a non-disclosure agreement relating to our intellectual property and proprietary information under which he has agreed to assign all intellectual property rights developed during the course of his employment to us.

    We renewed our employment agreement with Mark Moshayedi, our Chief Operating Officer, Chief Technical Officer and Secretary, in March 2000. Under this agreement, Mr. Moshayedi is entitled to an annual base salary of $440,000 and is required to devote all of his working time and attention to our business. In addition, this agreement contains non-competition restrictions and covenants, including provisions prohibiting Mr. Moshayedi from competing with us during his employment and for a one-year period after his employment with us.
Mr. Moshayedi's employment is at-will and may be terminated by either party at any time, with or without notice, and with or without cause. In addition, Mr. Moshayedi has entered into a non-disclosure agreement relating to our intellectual property and proprietary information under which he has agreed to assign all intellectual property rights developed during the course of his employment to us.

    We renewed our employment agreement with Dan Moses, our Chief Financial Officer, in March 2000. Under this agreement, Mr. Moses is entitled to an annual base salary of $150,000 and is required to devote all of his working time and attention to our business. In addition, this agreement contains non-competition restrictions and covenants, including provisions prohibiting Mr. Moses from competing with us during his employment and for a one-year period after his employment with us. Mr. Moses' employment is at-will and may be terminated by either party at any time, with or without notice, and with or without cause. In addition, Mr. Moses has entered into a non-disclosure agreement relating to our intellectual property and proprietary information under which he has agreed to assign all intellectual property rights developed during the course of his employment to us.

    We renewed our employment agreement with Michael Hajeck, our Vice President of OEM Sales, in March 2000. Under this agreement and his employment offer letter, Mr. Hajeck is entitled to an annual base salary of $250,000 and a monthly commission based on the dollar value of net sales of products sold by the OEM Division for that particular month. Under his employment agreement, Mr. Hajeck is required to devote all of his working time and attention to our business. In addition, his employment agreement contains non-competition restrictions and covenants, including provisions prohibiting Mr. Hajeck from competing with us during his employment and for a one-year period after his employment with us. Mr. Hajeck's employment is at-will and may be terminated by either party at any time, with or without notice, and with or without cause. In addition, Mr. Hajeck has entered into a non-disclosure agreement relating to our intellectual property and proprietary information under which he has agreed to assign all intellectual property rights developed during the course of his employment to us.

    We renewed our employment agreement with Carl Swartz, our Vice President of Strategic Planning and General Counsel, in March 2000. Under this agreement,
Mr. Swartz is entitled to an annual base salary of $200,000 and is required to devote all of his working time and attention to our business. In addition, this agreement contains non-competition restrictions and covenants, including provisions prohibiting Mr. Swartz from competing with us during his employment and for a one-year period after his employment with us. Mr. Swartz's employment is at-will and may be terminated by either party at any time, with or without notice, and with or without cause. In addition, Mr. Swartz has entered into a non-disclosure agreement relating to our intellectual property and proprietary information under which he has agreed to assign all intellectual property rights developed during the course of his employment to us.

    We entered into an employment agreement with Shane Mortazavi, our Vice President of Operations, in March 2000. Under this agreement and his employment offer letter, Mr. Mortazavi is entitled to an annual base salary of $160,000 and incentive compensation of up to $40,000 annually if Mr. Mortazavi achieves certain performance goals, and is required to devote all of his working time and attention to our business. In addition, this agreement contains non-competition restrictions and covenants, including provisions prohibiting Mr. Mortazavi from competing with us during his employment and for a one-year period after his employment with us. Mr. Mortazavi's employment is at-will and may be terminated by either party at any time, with or without notice, and with or without cause. In addition, Mr. Mortazavi has entered into a non-disclosure agreement relating to our intellectual property and proprietary information under which he has agreed to assign all intellectual property rights developed during the course of his employment to us.

EXECUTIVE COMPENSATION

    The following table sets forth all compensation awarded to, earned by or paid to our Chief Executive Officer and each of our other five highest paid executive officers whose annual salary and bonus exceeded $100,000 during 1999 for services rendered in all capacities to us during the year ended
December 31, 1999. These officers are referred to in this prospectus as the "Named Executive Officers." All option grants were made under our 1996 Stock Option Plan, which will be succeeded by our 2000 Stock Incentive Plan upon the completion of this offering. See "--Stock Plans/Employee Compensation Programs."

                           SUMMARY COMPENSATION TABLE

                                                                                       LONG TERM
                                                                                     COMPENSATION
                                                                                        AWARDS
                                                                                     -------------
                                       ANNUAL COMPENSATION                            SECURITIES
                                  -----------------------------     OTHER ANNUAL      UNDERLYING        ALL OTHER
NAME AND PRINCIPAL POSITION         SALARY($)       BONUS($)      COMPENSATION($)     OPTIONS(#)     COMPENSATION($)
---------------------------       -------------   -------------   ----------------   -------------   ----------------
Manouch Moshayedi(1)............     440,000              --          104,100(4)             --           18,600(5)
  Chief Executive Officer and
    Chairman of the Board of
    Directors

Mike Moshayedi(2)...............     440,000              --           79,900(6)             --           18,600(7)
  President and Director

Mark Moshayedi(3)...............     428,000              --           66,800(8)             --           18,600(9)
  Chief Operating Officer, Chief
    Technical Officer, Secretary
    and Director

Dan Moses.......................     138,200(10)          --               --                --            5,000(11)
  Chief Financial Officer and
    Director

Michael Hajeck..................     236,500         150,100               --           339,989            5,000(12)
  Vice President of OEM Sales

Carl Swartz.....................     192,300(13)          --               --                --            5,000(14)
  Vice President of Strategic
    Planning and General Counsel

------------------------------

 (1) In 1999, as our beneficial shareholder, Manouch Moshayedi received S corporation distributions for personal income taxes and other purposes of approximately $556,000 as described under "S Corporation Status and Conversion."

 (2) In 1999, as our beneficial shareholder, Mike Moshayedi received S corporation distributions for personal income taxes and other purposes of approximately $578,000 as described under "S Corporation Status and Conversion."

 (3) In 1999, as our beneficial shareholder, Mark Moshayedi received S corporation distributions for personal income taxes and other purposes of approximately $503,000 as described under "S Corporation Status and Conversion."

 (4) Includes (a) $55,700 for personal travel and entertainment expenses,
     (b) $11,700 for personal use of our company automobiles, (c) $1,700 for personal use of company services and equipment, (d) $8,000 for professional services paid by us, (e) $500 for auto insurance premiums paid on Manouch Moshayedi's behalf and (f) interest income of $26,500 in connection with below-market interest rate loans by us to affiliates owned by Manouch Moshayedi.

 (5) Includes (a) $13,600 for life insurance premiums paid on Manouch Moshayedi's behalf and (b) $5,000 in 401(k) matching contributions paid by us.

 (6) Includes (a) $28,500 for personal travel and entertainment expenses,
     (b) $13,600 for personal use of our company automobiles, (c) $1,700 for personal use of company services and equipment, (d) $8,000 for professional services paid by us, (e) $1,600 for auto insurance premiums paid on Mike Moshayedi's behalf and (f) interest income of $26,500 in connection with below-market interest rate loans by us to affiliates owned by Mike Moshayedi.

 (7) Includes (a) $13,600 for life insurance premiums paid on Mike Moshayedi's behalf and (b) $5,000 in 401(k) matching contributions paid by us.

 (8) Includes (a) $16,700 for personal travel and entertainment expenses,
     (b) $12,700 for personal use of our company automobiles, (c) $1,700 for personal use of company services and equipment, (d) $8,000 for professional services paid by us, (e) $1,200 for auto insurance premiums on Mark Moshayedi's behalf and (f) interest income of $26,500 in connection with below-market interest rate loans by us to affiliates owned by Mark Moshayedi.

 (9) Includes (a) $13,600 for life insurance premiums paid on Mark Moshayedi's behalf and (b) $5,000 in 401(k) matching contributions paid by us.

(10) Includes an automobile allowance of $6,300.

(11) Represents 401(k) matching contributions paid by us.

(12) Represents 401(k) matching contributions paid by us.

(13) Represents salary earned for the period from January 1, 1999 through October 5, 1999.

(14) Represents 401(k) matching contributions paid by us.

STOCK OPTION GRANTS IN LAST FISCAL YEAR

    The following table sets forth information regarding options granted to our Named Executive Officers during the year ended December 31, 1999. We did not grant any stock appreciation rights during the year ended December 31, 1999. In determining the fair market value of the common stock, the board of directors considered various factors, including our financial condition and business prospects, operating results, the absence of a market for the common stock and risks normally associated with investments in companies engaged in similar businesses.

    During the year ended December 31, 1999, we granted options to purchase 518,960 shares of common stock. All options were granted under our 1996 Stock Option Plan, which will be succeeded by our 2000 Stock Incentive Plan upon the completion of this offering. The exercise price may be paid in cash, check, promissory note, shares of our common stock valued at fair market value on the exercise date or a cashless exercise procedure involving a same-day sale of the purchased shares.

                                                       INDIVIDUAL GRANTS
                                       --------------------------------------------------   POTENTIAL REALIZABLE
                                       NUMBER OF                                              VALUE AT ASSUMED
                                       SHARES OF                                               ANNUAL RATES OF
                                         COMMON      % OF TOTAL                                  STOCK PRICE
                                         STOCK        OPTIONS      EXERCISE                   APPRECIATION FOR
                                       UNDERLYING    GRANTED TO    PRICE PER                     OPTION TERM
                                        OPTIONS     EMPLOYEES IN     SHARE     EXPIRATION   ---------------------
NAME                                   GRANTED(#)       1999       ($/SHARE)      DATE        5%($)      10%($)
----                                   ----------   ------------   ---------   ----------   ---------   ---------
Manouch Moshayedi....................        --           --           --             --          --          --
Mike Moshayedi.......................        --           --           --             --          --          --
Mark Moshayedi.......................        --           --           --             --          --          --
Dan Moses............................        --           --           --             --          --          --
Michael Hajeck.......................    79,416(1)      15.3         1.18       01/25/09     152,645     243,061
                                        260,573(2)      50.2         1.18       01/25/09     500,844     797,510
Carl Swartz..........................        --           --           --             --          --          --

------------------------------

(1) Non-statutory stock options

(2) Incentive stock options

    The term of each option granted is generally ten years from the date of the grant. Options may terminate before their expiration date if the optionee's status as an employee is terminated or upon the optionee's death or disability. Each option listed in the table was granted under our 1996 Stock Option Plan, which will be succeeded by our 2000 Stock Incentive Plan upon the completion of this offering.

    Mr. Hajeck's non-statutory stock options for 79,416 shares are subject to the following vesting schedule:

    - 502 shares shall vest upon the completion of one year of employment measured from January 16, 1998;

    - 77,910 shares shall vest in equal monthly installments of approximately 7,082 shares each over the 11 month period following the one year anniversary of employment;

    - 502 shares shall vest upon completion of employment through December 16, 2000; and

    - 502 shares shall vest upon completion of employment through December 16, 2001.

    Mr. Hajeck's incentive stock options for 260,573 shares are subject to the following vesting schedule:

    - 84,496 shares shall vest upon the completion of one year of employment measured from January 16, 1998; and

    - the balance of 176,076 shares shall vest in equal monthly installments of approximately 7,083 shares each over the 25 month period measured from December 16, 1999, except that on December 16, 2000 and 2001, 6,585 shares shall vest. See "--Stock Plans/Employee Compensation Programs."


    Potential realizable values are net of exercise price, but before the payment of taxes associated with exercise. Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent our estimate or projection of our future common stock prices. These amounts represent assumed rates of appreciation in the value of the common stock from the fair market value on the date of grant. Actual gains, if any, on stock option exercises are dependent on the future performance of the common stock and overall stock market conditions. The amounts reflected in the table may not necessarily be achieved.

AGGREGATE OPTION EXERCISES AND YEAR-END OPTION VALUES

    The following table sets forth the number and value of unexercised options held by our Named Executive Officers at December 31, 1999. There was no public trading market for the common stock as of December 31, 1999. Accordingly, the value of unexercised options has been calculated by subtracting the exercise price from the fair market value of $3.94 per share of common stock on December 31, 1999, as determined by the board of directors, multiplied by the number of shares underlying the option. None of our Named Executive Officers exercised options in 1999.


                                                     NUMBER OF SHARES OF
                                                   COMMON STOCK UNDERLYING     VALUE OF UNEXERCISED IN-THE-
                                                   UNEXERCISED OPTIONS AT            MONEY OPTIONS AT
                                                      DECEMBER 31, 1999              DECEMBER 31, 1999
                                                 ---------------------------   -----------------------------
NAME                                             EXERCISABLE   UNEXERCISABLE   EXERCISABLE    UNEXERCISABLE
----                                             -----------   -------------   ------------   --------------
Manouch Moshayedi..............................         --             --              --              --
Mike Moshayedi.................................         --             --              --              --
Mark Moshayedi.................................         --             --              --              --
Dan Moses......................................    339,989             --        $979,168              --
Michael Hajeck.................................    162,908        177,081         449,626        $488,744
Carl Swartz....................................    339,989             --         979,168              --


STOCK PLANS/EMPLOYEE COMPENSATION PROGRAMS

    2000 STOCK INCENTIVE PLAN

    INTRODUCTION. Our 2000 Stock Incentive Plan is intended to serve as the successor equity incentive program to our 1996 Stock Option Plan. For details regarding our 1996 Stock Option Plan, see note 10 of the notes to our consolidated financial statements. Our 2000 Stock Incentive Plan was adopted by our board of directors in June 2000 and approved by our shareholders in June 2000. Our 2000 Stock Incentive Plan will become effective on the date the underwriting agreement for this offering is signed. At that time, all outstanding options under the 1996 Stock Option Plan will be transferred to our 2000 Stock Incentive Plan, and no further option grants will be made under that predecessor plan. The transferred options will continue to be governed by their existing terms, unless our compensation committee elects to extend one or more features of our 2000 Stock Incentive Plan to those options. Except as otherwise noted below, the transferred options have substantially the same terms as will be in effect for grants made under the discretionary option grant program of our 2000 Stock Incentive Plan.

    We intend to grant options to purchase a total of approximately 3,400,000 shares to our employees, consultants and independent directors other than our Chief Executive Officer, President and Chief

Operating Officer, effective upon the completion of this offering. The exercise price per share for such options will be the initial public offering price per share in this offering.


    SHARE RESERVE. 7,033,005 shares of common stock have been reserved for issuance under our 2000 Stock Incentive Plan. Such share reserve consists of the number of shares we estimate will be carried over from our 1996 Stock Option Plan, including 3,385,061 shares subject to outstanding options thereunder as of September 25, 2000, plus an additional increase of approximately
2,500,000 shares. The initial reserve cannot exceed 7,033,005 shares. The number of shares of common stock reserved for issuance under our 2000 Stock Incentive Plan will automatically increase on the first trading day in January of each calendar year, beginning in calendar year 2001, by an amount equal to 4% of the total number of shares of common stock outstanding on the last trading day in December of the prior calendar year, but in no event will any such annual increase exceed 2,500,000 shares. In addition, no participant in our 2000 Stock Incentive Plan may be granted stock options, separately exercisable stock appreciation rights and direct stock issuances for more than 500,000 shares of common stock per calendar year.


    EQUITY INCENTIVE PROGRAMS. Our 2000 Stock Incentive Plan is divided into five separate components:

    - The discretionary option grant program, under which eligible individuals in our employ or service may be granted options to purchase shares of common stock at an exercise price not less than 100% of the fair market value of those shares on the grant date.

    - The stock issuance program, under which eligible individuals may be issued shares of common stock directly, through the purchase of such shares at a price not less than 100% of their fair market value at the time of issuance or as a bonus tied to the attainment of performance milestones or the completion of a specified period of service.

    - The salary investment option grant program, under which our executive officers and other highly compensated employees may be given the opportunity to apply a portion of their base salary to the acquisition of special below-market stock option grants.

    - The automatic option grant program, under which option grants will automatically be made to new non-employee board members to purchase shares of common stock at an exercise price equal to 100% of the fair market value of those shares on the date those individuals are first elected or appointed to the board.

    - The director fee option grant program, under which our non-employee board members may be given the opportunity to apply a portion of the annual retainer fee, if any, otherwise payable to them in cash each year to the acquisition of special below-market option grants.

    ELIGIBILITY. The individuals eligible to participate in our 2000 Stock Incentive Plan include our officers and other employees, our non-employee board members and any consultants we hire.

    ADMINISTRATION. The discretionary option grant program and the stock issuance program will be administered by the compensation committee. This committee will determine which eligible individuals are to receive option grants or stock issuances under those programs, the time or times when such option grants or stock issuances are to be made, the number of shares subject to each such grant or issuance, the status of any granted option as either an incentive stock option or a non-statutory stock option under the federal tax laws, the vesting schedule to be in effect for the option grant or stock issuance and the maximum term for which any granted option is to remain outstanding. The compensation committee will also have the exclusive authority to select the executive officers and other highly compensated employees who may participate in the salary investment option grant program in the event that program is activated for one or more calendar years.

    PLAN FEATURES. Our 2000 Stock Incentive Plan will include the following features:

    - The exercise price for the shares of common stock subject to option grants made under our 2000 Stock Incentive Plan may be paid in cash or in shares of common stock valued at fair market value on the exercise date. The option may also be exercised through a same-day sale program without any cash outlay by the optionee. In addition, the plan administrator may provide financial assistance to one or more optionees in the exercise of their outstanding options or the purchase of their unvested shares by allowing such individuals to deliver a full-recourse, interest-bearing promissory note in payment of the exercise price and any associated withholding taxes incurred in connection with such exercise or purchase.

    - The compensation committee will have the authority to cancel outstanding options under the discretionary option grant program, including options transferred from the 1996 Stock Option Plan, in return for the grant of new options for the same or a different number of option shares with an exercise price per share based upon the fair market value of our common stock on the new grant date.

    - Stock appreciation rights may be issued under the discretionary option grant program. Such rights will provide the holders with the election to surrender their outstanding options for an appreciation distribution from us equal to the fair market value of the vested shares of common stock subject to the surrendered option, less the aggregate exercise price payable for those shares. Such appreciation distribution may be made in cash or in shares of common stock. None of the outstanding options under our 1996 Stock Option Plan contain any stock appreciation rights.

    CHANGE IN CONTROL. The 2000 Stock Incentive Plan will include the following change in control provisions which may result in the accelerated vesting of outstanding option grants and stock issuances:

    - In the event that we are acquired by merger or asset sale, each outstanding option under the discretionary option grant program which is not assumed by the successor corporation will automatically accelerate in full, and all unvested shares under the discretionary option grant and stock issuance programs will immediately vest, except to the extent our repurchase rights with respect to those shares are to be assigned to the successor corporation.

    - The compensation committee will have complete discretion to structure one or more options under the discretionary option grant program so those options will vest as to all the option shares in the event those options are assumed in the acquisition but the optionee's service with us or the acquiring entity is subsequently terminated. The vesting of outstanding shares under the stock issuance program may be accelerated upon similar terms and conditions.

    - The compensation committee will also have the authority to grant options which will immediately vest in the event we are acquired, whether or not those options are assumed by the successor corporation.

    - The compensation committee may grant options and structure repurchase rights so that the shares subject to those options or repurchase rights will immediately vest in connection with a successful tender offer for more than 50% of our outstanding voting stock or a change in the majority of our board through one or more contested elections for board membership. Such accelerated vesting may occur either at the time of such transaction or upon the subsequent termination of the individual's service.

    - The options currently outstanding under our 1996 Stock Option Plan will immediately vest in the event we are acquired by merger or sale of substantially all of our assets, unless those options are assumed by the acquiring entity or our repurchase rights with respect to any unvested shares subject to those options are assigned to such entity.

    SALARY INVESTMENT OPTION GRANT PROGRAM. In the event the compensation committee elects to activate the salary investment option grant program for one or more calendar years, each of our executive officers and other highly compensated employees selected for participation may elect, before the start of the calendar year, to reduce his or her base salary for that calendar year by a specified dollar amount not less than $10,000 nor more than $50,000. Each selected individual who files such a timely election will automatically be granted, on the first trading day in January of the calendar year for which his or her salary reduction is to be in effect, an option to purchase that number of shares of common stock determined by dividing the salary reduction amount by two-thirds of the fair market value per share of our common stock on the grant date. The option will be exercisable at a price per share equal to one-third of the fair market value of the option shares on the grant date. As a result, the option will be structured so that the fair market value of the option shares on the grant date less the exercise price payable for those shares will be equal to the amount by which the optionee's salary is reduced under the program. The option will become exercisable in a series of 12 equal monthly installments over the calendar year for which the salary reduction is to be in effect.

    AUTOMATIC OPTION GRANT PROGRAM. Under the automatic option grant program, each individual who first becomes a non-employee board member at any time after the completion of this offering will automatically receive an option grant for 30,000 shares on the date such individual joins the board, provided such individual has not been in our prior employ.

    Each automatic grant will have an exercise price per share equal to the fair market value per share of our common stock on the grant date and will have a term of ten years, subject to earlier termination following the optionee's cessation of board service. The option will be immediately exercisable for all of the option shares; however, we may repurchase, at the exercise price paid per share, any shares purchased under the option which are not vested at the time of the optionee's cessation of board service. The shares subject to each automatic option grant will vest in a series of five successive annual installments upon the optionee's completion of each year of board service over the five-year period measured from the grant date. However, the shares will immediately vest in full upon certain changes in control or ownership of Simple Technology or upon the optionee's death or disability while serving as a board member.

    DIRECTOR FEE OPTION GRANT PROGRAM. Should the director fee option grant program be activated in the future, each non-employee board member will have the opportunity to apply all or a portion of any cash retainer fee for the year to the acquisition of a below-market option grant. The option grant will automatically be made on the first trading day in January in the year for which the retainer fee would otherwise be payable in cash. The option will have an exercise price per share equal to one-third of the fair market value of the option shares on the grant date, and the number of shares subject to the option will be determined by dividing the amount of the retainer fee applied to the program by two-thirds of the fair market value per share of our common stock on the grant date. As a result, the option will be structured so that the fair market value of the option shares on the grant date less the exercise price payable for those shares will be equal to the portion of the retainer fee applied to that option. The option will become exercisable in a series of 12 equal monthly installments over the calendar year for which the election is to be in effect. However, the option will become immediately exercisable for all the option shares upon the optionee's death or disability while serving as a board member.

    Our 2000 Stock Incentive Plan will also have the following features:

    - Outstanding options under the salary investment and director fee option grant programs will immediately vest if we are acquired by a merger or asset sale or if there is a successful tender offer for more than 50% of our outstanding voting stock or a change in the majority of our board through one or more contested elections.

    - Limited stock appreciation rights will automatically be included as part of each grant made under the salary investment option grant program and the automatic and director fee option grant programs, and these rights may also be granted to one or more officers as part of their option grants under the discretionary option grant program. Options with this feature may be surrendered to us upon the successful completion of a hostile tender offer for more than 50% of our outstanding voting stock. In return for the surrendered option, the optionee will be entitled to a cash distribution from us in an amount per surrendered option share based upon the highest price per share of our common stock paid in that tender offer.

    - The board will be able to amend or modify the 2000 Stock Incentive Plan at any time, subject to any required shareholder approval. The 2000 Stock Incentive Plan will terminate no later than February 2010.

    2000 EMPLOYEE STOCK PURCHASE PLAN

    INTRODUCTION. Our 2000 Employee Stock Purchase Plan was adopted by the board of directors and approved by our shareholders in June 2000. The plan will become effective immediately upon the signing of the underwriting agreement for this offering. The plan is designed to allow our eligible employees and the eligible employees of our participating subsidiaries to purchase shares of our common stock, at semi-annual intervals, with their accumulated payroll deductions.

    SHARE RESERVE. 360,000 shares of our common stock will initially be reserved for issuance. The reserve will automatically increase on the first trading day in January of each calendar year, beginning in calendar year 2001, by an amount equal to 1% of the total number of outstanding shares of our common stock on the last trading day in December of the prior calendar year. In no event will any such annual increase exceed 400,000 shares.

    OFFERING PERIODS. The plan will have a series of successive overlapping offering periods, with a new offering period beginning on the first business day of February and August each year. Each offering period will have a duration of 24 months, unless otherwise determined by the compensation committee. However, the initial offering period may have a duration in excess of 24 months and will start on the date the underwriting agreement for this offering is signed and will end on the last business day in July 2002. The next offering period will start on the first business day in February 2001.

    ELIGIBLE EMPLOYEES. Individuals scheduled to work more than 20 hours per week for more than five calendar months per year may join an offering period on the start date of that period. However, employees may participate in only one offering period at a time.

    PAYROLL DEDUCTIONS. A participant may contribute up to 15% of his or her cash earnings through payroll deductions, and the accumulated payroll deductions will be applied to the purchase of shares on the participant's behalf on each semi-annual purchase date. The purchase price per share will be equal to 85% of the fair market value per share on the start date of the offering period in which the participant is enrolled or, if lower, 85% of the fair market value per share on the semi-annual purchase date. Semi-annual purchase dates will occur on the last business day of January and July each year. However, a participant may not purchase more than 500 shares on any purchase date, and not more than 50,000 shares may be purchased in total by all participants on any purchase date. Our compensation committee will have the authority to change these limitations for any subsequent offering period.

    RESET FEATURE. If the fair market value per share of our common stock on any purchase date within a two year offering period is less than the fair market value per share on the start date of that offering period, then the offering period will automatically terminate, and a new two-year offering period will begin on the next business day. All participants in the terminated offering will be transferred to the new offering period.

    CHANGE IN CONTROL. Should we be acquired by merger or sale of substantially all of our assets or more than fifty percent of our voting securities, then all outstanding purchase rights will automatically be exercised immediately before the effective date of the acquisition. The purchase price will be equal to 85% of the fair market value per share on the start date of the offering period in which the participant is enrolled at the time of the acquisition, or, if lower, 85% of the fair market value per share immediately before the acquisition.

    PLAN PROVISIONS. The following provisions will also be in effect under our 2000 Employee Stock Purchase Plan:

    - The plan will terminate no later than the last business day of July 2010.

    - The board may at any time amend, suspend or discontinue the plan. However, certain amendments may require shareholder approval.

401(K) PROFIT SHARING PLAN

    We adopted a 401(k) profit sharing plan on January 1, 1991. The plan covers all full-time employees on our U.S. payroll who are at least 21 years of age. Employees become eligible to participate in the plan after they have worked at least six months, commencing on the date of hire. The plan provides for voluntary employee contributions of up to 20% of their annual pre-tax compensation, subject to the maximum limit allowed by the Internal Revenue Service guidelines, which is currently $10,500 annually. We make matching contributions to each participating employee based on his or her voluntary contributions to the plan. We currently match one-half of an employee's matchable contributions to the plan which cannot exceed 10% of their salary. Our matching contributions to the plan are subject to vesting at the rate of 20% per year beginning after the employee's second year of employment with us. The plan is intended to qualify under Section 401 of the Internal Revenue Code so that contributions by employees or by us to the plan, and income earned on the plan contributions, are not taxable to employees until withdrawn from the plan, and so that contributions by us, if any, will be deductible by us when made. The trustee under the plan, at the discretion of each participant, invests the employee contributions to the plan in selected investment options. For the year ended December 31, 1999, we made matching contributions of approximately $339,000 to the plan.

    We may also make, in our discretion, annual profit sharing contributions on behalf of eligible employees. Each employee who is a plan participant on the last day of the plan year and who has completed at least 1,000 hours of service during the year is entitled to a share of any profit sharing contribution we make for the plan year. Our profit sharing contributions are subject to vesting at the rate of 20% per year beginning after the employee's second year of employment with us. We did not make any profit sharing contributions to the plan for the year ended December 31, 1999.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Our amended and restated articles of incorporation limit the personal liability of our directors for monetary damages to the fullest extent permitted by the California General Corporation Law. Under California law, a director's liability to a company or its shareholders may not be limited:

    - For acts or omissions that involve intentional misconduct or a knowing and culpable violation of law;

    - For acts or omissions that a director believes to be contrary to the best interests of the company or its shareholders or that involve the absence of good faith on the part of the director;

    - For any transaction from which a director derived an improper personal benefit;

    - For acts or omissions that show a reckless disregard for the director's duty to the company or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing the director's duties, of a risk of serious injury to the company or its shareholders;

    - For acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the company or its shareholders;

    - Under Section 310 of the California General Corporation Law concerning contracts or transactions between the company and a director; or

    - Under Section 316 of the California General Corporation Law concerning directors' liability for improper dividends, loans and guarantees.

    The limitation of liability does not affect the availability of injunctions and other equitable remedies available to our shareholders for any violation by a director of the director's fiduciary duty to us or our shareholders.

    Our amended and restated articles of incorporation also include an authorization for us to indemnify our "agents," as defined in Section 317 of the California General Corporation Law, through bylaw provisions, by agreement with the agents, vote of our shareholders or disinterested directors, or otherwise, to the fullest extent permitted by law. Under this provision, our amended and restated bylaws provide for indemnification of our directors, officers and employees. In addition, we may, at our discretion, provide indemnification to persons whom we are not obligated to indemnify. The amended and restated bylaws also allow us to enter into indemnification agreements with individual directors, officers, employees and other agents.

    We have entered into indemnification agreements with each of our officers and directors. These agreements contain provisions that may require us, among other things, to indemnify these officers and directors against liabilities that may arise because of their status or service as officers or directors, except for liabilities arising from willful misconduct of a culpable nature, advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and obtain officers' and directors' liability insurance if it is maintained for other officers and directors. These agreements do not require us to indemnify our directors and officers in situations where:

    - The remuneration rendered against our officer or director is determined by final judgment or other final adjudication that such remuneration was in violation of law;

    - A judgment is rendered against the director or officer for an accounting of profits made from the purchase or sale of our securities under the provisions of Section 16(b) of the Securities Exchange Act of 1934, as amended, or similar provisions of any federal, state or local statutory laws;

    - The officer's or director's conduct is adjudged to have been knowingly fraudulent or deliberately dishonest, or constitutes willful misconduct; or

    - A court determines that indemnification under the circumstances is not lawful.

    Before the completion of this offering, we intend to obtain directors' and officers' liability insurance. At present, we are not aware of any pending or threatened litigation or proceeding involving a director, officer, employee or agent in which indemnification would be required or permitted, except for the Dense-Pac technology misappropration litigation, in which we have agreed to defend and indemnify Mark Moshayedi, our Chief Operating Officer, Chief Technical Officer and Secretary, who was sued individually. We believe that our charter provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

                              CERTAIN TRANSACTIONS

    THE TRANSACTIONS SET FORTH BELOW WERE MADE WHILE WE WERE A PRIVATELY HELD CORPORATION AND CERTAIN OF THE TRANSACTIONS AS INDICATED BELOW HAVE BEEN ON TERMS MORE FAVORABLE TO OUR OFFICERS, DIRECTORS AND PRINCIPAL SHAREHOLDERS AND THEIR AFFILIATES THAN THEY COULD OBTAIN IN A TRANSACTION WITH AN UNAFFILIATED THIRD PARTY. ALL FUTURE TRANSACTIONS, INCLUDING LOANS, IF ANY, BETWEEN US AND OUR OFFICERS, DIRECTORS AND PRINCIPAL SHAREHOLDERS AND THEIR AFFILIATES, AND ANY TRANSACTIONS BETWEEN US AND ANY ENTITY WITH WHICH OUR OFFICERS, DIRECTORS OR PRINCIPAL SHAREHOLDERS OR THEIR AFFILIATES ARE AFFILIATED, WILL BE APPROVED BY A MAJORITY OF OUR BOARD OF DIRECTORS, INCLUDING A MAJORITY OF THE INDEPENDENT AND DISINTERESTED OUTSIDE DIRECTORS OF OUR BOARD OF DIRECTORS, AND WILL BE ON TERMS NO LESS FAVORABLE TO US THAN COULD BE OBTAINED FROM UNAFFILIATED THIRD PARTIES.

S CORPORATION DISTRIBUTIONS TO SHAREHOLDERS FOR TAXES AND OTHER ITEMS

    We have made cash distributions of a portion of our earnings to certain of our existing shareholders for reasons including payment of our existing shareholders' overall personal income tax liabilities as described under "S Corporation Status and Conversion." All of these amounts have been treated as distributed to our existing shareholders for financial statement purposes. However, to comply with applicable tax laws regarding distribution rights on S corporation stock, some of our existing shareholders have transferred a portion of the amount which was in excess of their pro rata share of the distributions to some of our other existing shareholders so as to make the distributions proportional to all shareholders. The remaining portion of the excess distributions, to the extent not transferred as provided in the preceding sentence, have been treated as loans to the existing shareholders from us for income tax purposes. In addition to the distributions, during certain periods our existing shareholders have received income tax refunds which have been remitted to us as contributions to capital for financial statement purposes and as repayment of shareholder loans for tax purposes.

    On the date immediately before the completion of this offering we will distribute to our existing shareholders, in proportion to their ownership of our shares, notes in an aggregate principal amount equal to our undistributed earnings from the date of our formation through the date immediately before the completion of this offering. Upon the completion of this offering, we will use a portion of the net proceeds from this offering to pay off the principal amount of these undistributed earnings notes as described under "Use of Proceeds." As of June 30, 2000, the aggregate principal amount of the undistributed earnings notes would have been approximately $16.6 million. The actual principal amount of the undistributed earnings notes will be increased by the amount of our earnings from July 1, 2000 through the date immediately before the completion of this offering, less distributions made to our existing shareholders during such period. Our issuance and payment of the undistributed earnings notes through June 30, 2000 are reflected in the pro forma financial data contained in this prospectus. See "S Corporation Status and Conversion."

MDC LAND CORPORATION AND MDC LAND LLC

    We occupy two leased facilities of approximately 24,500 and 48,600 square feet in Santa Ana, California, in which our executive offices, manufacturing, engineering, research and development, and testing operations are located. At various times, we have leased these facilities from MDC Land Corporation, MDC Land LLC and a third party. MDC Land LLC and MDC Land Corporation are wholly-owned by Manouch Moshayedi, Mark Moshayedi, and Mike Moshayedi, each of whom is an executive officer and director of Simple Technology, and have no operations other than their transactions with us. We also lease some of the equipment used in our manufacturing and testing operations from MDC Land Corporation. Our relationships with MDC Land Corporation and MDC Land LLC involve various obligations that have been offset and are reflected in our consolidated financial statements as described below.

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
    24,500 SQUARE FOOT FACILITY. The 24,500 square foot facility was originally owned by MDC Land Corporation. MDC Land Corporation purchased this building in February 1994 financed with a $1,053,000 mortgage loan from First Security Bank. The loan was guaranteed by us, Manouch Moshayedi, Mike Moshayedi, Mark Moshayedi and the U.S. Small Business Administration. In February 1994, we made a non-interest bearing advance of approximately $500,000 to MDC Land Corporation to enable it to make leasehold improvements, including the build-out of our office and manufacturing space, which was completed in 1994.

    MDC Land Corporation sold the facility in February 1999 and transferred the mortgage note in April 1999 to MDC Land LLC. However, MDC Land Corporation remained obligated on the leasehold improvement advance. As of March 31, 2000 the entire balance of this advance had been repaid to us. Our guarantee was released, as of April 1, 2000, concurrent with the refinancing of the mortgage loan by MDC Land LLC. As a tenant, our guarantee and non-interest bearing advance were made on terms less favorable to us than would be generally available. Our lease for this facility expires in March 2005 and the base rent is approximately $17,000 per month. Our lease of the 24,500 square foot facility with MDC Land LLC is on terms no less favorable to us than could be obtained from an unaffiliated third party.

    Historically, we have made the mortgage, property tax, leasehold improvement and other miscellaneous payments on behalf of MDC Land Corporation and MDC Land LLC related to the mortgage loan during their respective periods as lessors. These payments totaled approximately $270,000 in 1999, $132,000 in 1998 and $165,000 in 1997. The outstanding balance on the mortgage loan was approximately $995,000 on December 31, 1999, $1,010,000 on December 31, 1998 and $1,023,000 on
December 31, 1997.

    48,600 SQUARE FOOT FACILITY. We lease the 48,600 square foot facility from MDC Land LLC for a base rent of approximately $33,000 per month. This lease expires in May 2005. Under the terms of our previous lease, a third-party lessor granted us an option to purchase this facility for approximately $2.7 million, as adjusted by the increase in the cost of living index between April 1997 and the date the option is exercised. In November 1998, we transferred this option to MDC Land LLC at its nominal historic value, since we are under common ownership with MDC Land LLC. At the time of the transfer, the fair market value of the facility may have exceeded the option exercise price. Therefore, our transfer of the option may have been on terms less favorable to us than would be generally available. In March 2000, MDC Land LLC exercised the option and subsequently purchased the facility. Our lease of the 48,600 square foot facility with MDC Land LLC is on terms no less favorable to us than could be obtained from an unaffiliated third party.

    LEASE OF EQUIPMENT. We lease some of the equipment used in our manufacturing and testing operations from MDC Land Corporation. We have entered into six equipment leases, each for a period of 60 months, at interest rates ranging from 8.4% to 9.6%. The expiration dates of the leases range from May 2001 to March 2002. Our aggregate annual lease payments to MDC Land Corporation were approximately $574,000 in each of 1999 and 1998, and $568,000 in 1997. In order to secure financing for the equipment, MDC Land Corporation entered into a loan and security agreement with United Capital, formerly known as Lyon Credit Corporation, in March 1996. We guaranteed MDC Land Corporation's obligations and indebtedness under this agreement. As a lessee, our guarantee was made on terms less favorable to us than would be generally available. However, the Moshayedis, who control MDC Land Corporation, have agreed to cause MDC Land Corporation to repay the balance owed to United Capital upon the completion of this offering, resulting in the release of our guarantee.

    Historically, we have paid the monthly debt service, sales tax, loan payments and down payments on behalf of MDC Land Corporation related to the equipment we have leased from MDC Land Corporation. These payments totaled approximately $460,000 in each of 1999 and 1998, and $418,000 in 1997. The outstanding balance on the equipment loan from United Capital to MDC Land Corporation

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
was approximately $752,000 on December 31, 1999, $1.1 million on December 31, 1998 and $1.5 million on December 31, 1997. Our remaining capital lease obligation due to MDC Land Corporation was approximately $900,000 on December 31, 1999, $1.4 million on December 31, 1998 and $1.8 million on December 31, 1997.

    MDC LAND CORPORATION RECEIVABLE ACCOUNT AND MDC LAND LLC PAYABLE
ACCOUNT. We have created a receivable account, with rights of offset, to reflect the payments by Simple Technology on behalf of MDC Land Corporation. This account includes mortgage, property tax, leasehold improvement and other miscellaneous payments related to the 24,500 square foot facility, and the monthly debt service, sales tax, loan payments and down payments related to the equipment we have leased from MDC Land Corporation. Rather than making lease payments to MDC Land Corporation, we reduced the receivable account by the amount of the rental payments equal to approximately $605,000 in 1999, $802,000 in 1998 and $774,000 in 1997. As a result, the outstanding balance on the receivable account was approximately $73,000 on December 31, 1999, $112,000 on December 31, 1998 and $339,000 on December 31, 1997. In March 2000, MDC Land Corporation paid the entire receivable balance to us. We will remit all future equipment rental payments directly to MDC Land Corporation, and MDC Land Corporation will remit all future debt service payments directly to United Capital under the equipment loan agreement.

    We have created a payable account, with rights of offset, to reflect the rental payments owed by Simple Technology to MDC Land LLC related to the 24,500 square foot facility. Rather than making these payments, equal to approximately $197,000 in 1999, we reduced the payable account by the mortgage, property tax, leasehold improvement and other miscellaneous payments we made on behalf of MDC Land LLC of $164,000 in 1999. As a result, the outstanding balance on the payable account was approximately $33,000 on December 31, 1999. In March 2000, we paid the entire payable balance to MDC Land LLC. We will remit all future rental payments directly to MDC Land LLC, and MDC Land LLC will remit all future mortgage, property tax and other miscellaneous payments.

    Our consolidated financial statements, as of December 31, 1999, reflect a related party receivable balance of $40,000, which is the net of the $73,000 receivable balance with MDC Land Corporation and the $33,000 payable balance with MDC Land LLC.

SIMPLE TECHNOLOGY SUBSIDIARY OWNERSHIP

    In February 1995, we formed Simple Technology Canada Ltd., a Canadian corporation with headquarters in Mississauga, Canada, with Manouch Moshayedi, Mike Moshayedi and Mark Moshayedi, each of whom is an executive officer and director of Simple Technology. We initially owned 79% of the membership interests in Simple Technology Canada and the Moshayedis initially owned the remaining 21%. Simple Technology Canada was formed for the purpose of manufacturing, selling and marketing our products in Canada. Under U.S. law at the time of formation of Simple Technology Canada, we could not wholly own a subsidiary since we are an S corporation. Accordingly, we formed Simple Technology Canada with the Moshayedis to meet this ownership requirement. Simple Technology Canada has been inactive since April 1998 when we discontinued our Canadian operations, and we are presently in the process of dissolving the company. In June 2000, Simple Technology Canada distributed all of its assets totaling approximately $92,000 to its shareholders through the establishment of an escrow account. Subsequently, we made filings with the Canadian tax authorities to dissolve Simple Technology Canada and we are currently awaiting their approval. In June 2000, the Moshayedis sold their 21% interest to us for approximately $2.00, the then current fair market value. Upon dissolution, the amount held in escrow will be distributed to the Moshayedis and us in proportion to our previous ownership interests.

    In May 1996 we formed S.T.I., LLC, a California limited liability company, with Manouch Moshayedi, Mike Moshayedi and Mark Moshayedi, each of whom is an executive officer and director

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
of Simple Technology. We own 97% of the membership interests in S.T.I., LLC and the Moshayedis own the remaining 3%. S.T.I., LLC was formed to limit our potential liability from our European manufacturing, sales and marketing operations. Under California law at the time of formation of S.T.I., LLC, limited liability companies were required to have more than one member. Accordingly, we formed S.T.I., LLC with the Moshayedis to meet this ownership requirement. To date, there has been no withdrawal from, or distribution of any kind by, S.T.I., LLC in favor of any owner. Upon completion of this offering, we will acquire the Moshayedis' interest in S.T.I., LLC for approximately $100 and we intend to dissolve S.T.I., LLC in 2000 or as soon as possible thereafter.

    In June 1996, S.T.I., LLC and MDC Land Corporation formed Simple Technology Europe, a privately-held unlimited company registered in Scotland. Simple Technology Europe was set up to serve as the sales and marketing entity for our European operations and currently employs our sales and marketing team located in Scotland and England. S.T.I., LLC owns 99% and MDC Land Corporation owns 1% of the outstanding shares of capital stock of Simple Technology Europe. Other than the 1% ownership interest in Simple Technology Europe held by MDC Land Corporation, MDC Land Corporation does not have any other relationship, either business, financial or otherwise, with Simple Technology Europe. To date, there has been no withdrawal from, or distribution of any kind by, Simple Technology Europe in favor of any owner. Upon completion of this offering, we will acquire MDC Land Corporation's interest in Simple Technology Europe for $100 and we intend to dissolve Simple Technology Europe in 2000 or as soon as possible thereafter. Upon the dissolution of Simple Technology Europe, our sales and marketing activities in Europe will be transitioned to us.

    In January 1996, we launched Simple Technology Limited, a privately-held limited company registered in Scotland, to serve as the manufacturing entity for our European headquarters to take advantage of local U.K. tax laws. Simple Technology Limited is a wholly-owned subsidiary of Simple Technology Europe. Simple Technology Limited concluded its manufacturing operations in April 1999 and is currently inactive. To date, there has been no withdrawal from, or distribution of any kind by, Simple Technology Limited in favor of any owner. We intend to dissolve Simple Technology Limited in 2000 or as soon as possible thereafter.

ADVANCES TO LEXAR MEDIA, INC.

    During 1996, we made non-interest bearing advances totaling $3.0 million to Manouch Moshayedi, Mike Moshayedi and Mark Moshayedi, each of whom is an executive officer and director of Simple Technology. Because these advances did not bear interest, they were on terms less favorable to us than would be generally available. The purpose of these advances was to facilitate the Moshayedis' purchase of a controlling interest in a business unit of Cirrus Logic, Inc., now named Lexar Media, Inc. In addition, during 1996 and 1997, we made related non-interest bearing advances to Lexar totaling $2.3 million for its working capital needs. Because these advances did not bear interest, they were made on terms less favorable to us than would be generally available. In 1997, the Moshayedis sold their interest in Lexar and approximately
$5.3 million of such advances were repaid to us. The remaining amount of these advances, approximately $57,200, represented inventory purchases by us that were otherwise payable to Lexar but were ultimately offset against the remaining portion of the advances. Currently, neither we nor the Moshayedis have any type of relationship, either business, financial or otherwise, with Lexar.

ADVANCES TO QUALCENTER, INC.

    During 1998 and 1999, we made non-interest bearing advances totaling approximately $511,000 and $20,000, respectively, to QualCenter, Inc., a company wholly-owned by our existing shareholders. Because these advances did not bear interest they were made on terms less favorable to us than would be generally available. QualCenter is located in Houston, Texas and tests memory modules on an exclusive basis for Compaq Corporation under an arrangement whereby Compaq defines and specifies all test and evaluation procedures and methodologies. The advances were used for start-up costs and working capital requirements. The largest aggregate amount of indebtedness outstanding under these advances was approximately $499,000. QualCenter repaid approximately $343,000 through December 27, 1999. The remaining amount of these advances, approximately $188,000, was repaid in December 1999 in conjunction with shareholder distributions of approximately $188,000.

ADVANCES TO XYZ, INC.

    During 1999, we made non-interest bearing advances totaling approximately $898,000 to XYZ, Inc., a company wholly-owned by our existing shareholders. Because these advances did not bear interest, they were made on terms less favorable to us than would be generally available. XYZ sells DVD movies over the Internet and is located in Irvine, California. The advances were used for start-up costs and working capital requirements. The largest aggregate amount of indebtedness outstanding under these advances was approximately $898,000. These advances were repaid in full in December 1999 in conjunction with shareholder distributions of approximately $898,000.

TRANSACTIONS WITH WYLE ELECTRONICS, INC.

    Thomas A. Beaver has agreed to be appointed as a director and member of our audit and compensation committees upon the completion of this offering. Mr. Beaver is and has been the Chief Executive Officer of Wyle Electronics, Inc., a distributor of semiconductor products, since February 2000. Wyle Electronics is a customer of our memory and storage products as well as a supplier of raw material components for our products. In the first half of 2000 and for the years ended 1999, 1998 and 1997, sales of our memory and storage products to Wyle Electronics were approximately $1.1 million, $2.0 million, $2.3 million and $1.5 million, respectively. In the first half of 2000 and for the years ended 1999, 1998 and 1997, purchases of raw material components from Wyle Electronics were approximately $1.2 million, $600,000, $600,000 and $17,000, respectively. We believe our purchases from and sales to Wyle Electronics were on terms that were no less favorable than comparable purchases from and sales to unrelated third parties.

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
                             PRINCIPAL SHAREHOLDERS

    The following table sets forth information regarding the beneficial ownership of the shares of our common stock as of August 31, 2000, and as adjusted to reflect the sale of the 6,364,000 shares of common stock in this offering assuming (a) 30,601,027 shares of common stock outstanding as of August 31, 2000 and 36,965,027 shares outstanding immediately following the completion of this offering and (b) no exercise of the underwriters' over-allotment option, by:

    - Each person who we know to be the beneficial owner of 5% or more of our outstanding common stock;

    - Each Named Executive Officer;

    - Each of our current and proposed directors; and

    - All of our executive officers and current and proposed directors as a group.

    Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or become exercisable within 60 days of August 31, 2000, are deemed outstanding even if they have not actually been exercised. Those shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the shareholder's name, subject to community property laws where applicable. The address of each individual listed below is c/o 3001 Daimler Street, Santa Ana, California 92705-5812.

                                                                                     PERCENTAGE OF
                                                                                        SHARES
                                                                                  BENEFICIALLY OWNED
                                                                                  -------------------
                                                              NUMBER OF SHARES     BEFORE     AFTER
NAME OF BENEFICIAL OWNER                                     BENEFICIALLY OWNED   OFFERING   OFFERING
------------------------                                     ------------------   --------   --------
Named executive officers and directors:
  Manouch Moshayedi(1).....................................      10,094,496         33.0%      27.3%
  Mike Moshayedi(2)........................................       9,019,996         29.5       24.4
  Mark Moshayedi(3)........................................      11,486,535         37.5       31.1
  Dan Moses(4).............................................         339,989          1.1          *
  Michael Hajeck(5)........................................         311,651          1.0          *
  Carl Swartz(6)...........................................         339,989          1.1          *
  Shane Mortazavi..........................................               0           --         --
  Mark R. Hollinger........................................               0           --         --
  F. Michael Ball..........................................               0           --         --
  Thomas A. Beaver.........................................               0           --         --
All directors and executive officers as a group (10
  persons)(7)..............................................      31,592,656        100.0%      83.2%

------------------------

*Less than one percent

(1) Consists of 1,098,496 shares held by Manouch Moshayedi & Ali Dariushnia, as Trustees for the D. and N. Moshayedi Investment Trust, dated 9/25/98 for the benefit of Mark Moshayedi's children and 8,996,000 shares held by Manouch and Sophie Moshayedi, as Trustees for the M. and S. Moshayedi Revocable Trust, dated 11/16/95 for the benefit of Manouch Moshayedi's family. Manouch Moshayedi and Ali Dariushnia disclaim beneficial ownership of the shares held in the D. and N. Moshayedi Investment Trust, dated 9/25/98.

(2) Consists of 9,019,996 shares held by Mike & Parto Moshayedi, as Trustees for the M. and P. Moshayedi Revocable Trust, dated 12/30/96 for the benefit of Mike Moshayedi's family.

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
(3) Consists of 1,204,343 shares held by Mark Moshayedi, as Trustee for the M. and S. Moshayedi Investment Trust, dated 11/16/95 for the benefit of Manouch Moshayedi's children, 1,180,346 shares held by Mark Moshayedi and Kamran Ghadimi, as Trustees for the M. and P. Moshayedi Investment Trust, dated 12/30/96 for the benefit of Mike Moshayedi's children and 9,101,846 shares held by Mark and Semira Moshayedi, as Trustees for the M. and S. Moshayedi Revocable Trust, dated 9/25/98 for the benefit of Mark Moshayedi's family. Mark Moshayedi disclaims beneficial ownership of the shares held in the
    M. and S. Moshayedi Investment Trust, dated 11/16/95. Mark Moshayedi and Kamran Ghadimi disclaim beneficial ownership of the shares held in the M. and P. Moshayedi Investment Trust, dated 12/30/96.

(4) Consists of 339,989 shares subject to options, all of which are presently exercisable or will become exercisable within 60 days from August 31, 2000.

(5) Consists of 311,651 shares subject to options, all of which are presently exercisable or will become exercisable within 60 days from August 31, 2000.

(6) Consists of 339,989 shares subject to options, all of which are presently exercisable or will become exercisable within 60 days from August 31, 2000.

(7) Includes 977,463 shares subject to options, all of which are presently exercisable or will become exercisable within 60 days from August 31, 2000.

                          DESCRIPTION OF CAPITAL STOCK


    The following is a summary of our capital stock and certain provisions of our amended and restated articles of incorporation and amended and restated bylaws. It is qualified in its entirety by the provisions of the amended and restated articles of incorporation and amended and restated bylaws which have been filed as exhibits to the registration statement of which this prospectus is a part. Our amended and restated articles of incorporation authorize us to issue 100,000,000 shares of common stock, $0.001 par value, and 20,000,000 shares of preferred stock, $0.001 par value. As of September 25, 2000, there were 30,601,027 shares of common stock outstanding held by six shareholders of record and no shares of preferred stock outstanding. Options to purchase an aggregate of 3,385,061 shares of common stock were also outstanding at a weighted average exercise price of $1.08 per share. There will be 36,965,027 shares of common stock outstanding (assuming no exercise of the underwriters' over-allotment option or exercise of outstanding options as of September 25, 2000) after giving effect to the sale of the shares offered in this offering.


COMMON STOCK

    The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available for that purpose. In the event of liquidation, dissolution or winding up of Simple Technology, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the prior distribution rights of any outstanding preferred stock. The common stock has no preemptive or conversion rights or other subscription rights. The outstanding shares of common stock are, and the shares of common stock to be issued upon completion of this offering will be, fully paid and non-assessable.

PREFERRED STOCK

    The board of directors will have the authority, without further action by the shareholders, to issue up to 20,000,000 shares of preferred stock in one or more series. The board of directors will also have the authority to designate the price, rights, preferences, privileges and restrictions of each such series, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series, any or all of which may be greater than the rights of the common stock.

    The issuance of preferred stock might have the effect of delaying, deferring or preventing a change in control of Simple Technology without further action by the shareholders. The issuance of preferred stock with voting and conversion rights might also adversely affect the voting power of the holders of common stock. In some circumstances, an issuance of preferred stock could have the effect of decreasing the market price of the common stock. There are no shares of preferred stock currently outstanding and as of the completion of this offering, no shares of preferred stock will be outstanding. We currently have no plans to issue any shares of preferred stock.

AUTHORIZED BUT UNISSUED CAPITAL STOCK


    We estimate that following the completion of this offering we will have approximately 63,034,973 shares of authorized but unissued common stock, including an aggregate of 7,033,005 shares reserved for issuance upon the exercise of options under our 2000 Stock Incentive Plan, which amount includes 3,385,061 shares of common stock issuable upon exercise of stock options outstanding as of September 25, 2000 under our 1996 Stock Option Plan and 360,000 shares reserved for issuance under our 2000 Employee Stock Purchase Plan, and 20,000,000 shares of authorized preferred stock, none of which will be issued and outstanding. If the underwriters' over-allotment option is exercised in full, we will have approximately 62,080,373 shares of authorized but unissued common stock. However, the listing requirements of The Nasdaq Stock Market, Inc., which apply so long as the common stock remains included in that inter-dealer quotation system, require prior shareholder approval of specified issuances, including issuances of shares bearing voting power equal to or exceeding 20% of the pre-issuance outstanding voting power or pre-issuance outstanding number of shares of common stock. These additional shares could be used for a variety of corporate purposes, including, but not limited to, facilitating corporate acquisitions. We currently do not have any plans to issue additional shares of common stock or preferred stock, other than in connection with employee compensation plans. We intend to grant options to purchase a total of approximately 3,400,000 shares of common stock to our employees, consultants and independent directors, other than our Chief Executive Officer, President and Chief Operating Officer, effective upon the completion of this offering. The exercise price per share for such options will be the initial public offering price per share in this offering. See "Management--Stock Plans/Employee Compensation Programs." One of the effects of the existence of unissued and unreserved common stock and preferred stock may be to enable the board of directors to issue shares to persons who may agree or be inclined to vote in concert with current management on issues put to consideration of shareholders, which issuance could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and protect the continuity of our management and possibly deprive the shareholders of the opportunity to sell their shares of common stock at prices higher than prevailing market prices.


ANTI-TAKEOVER PROVISIONS

    Our amended and restated articles of incorporation and amended and restated bylaws contain provisions that could have the effect of discouraging potential acquisition proposals or making a tender offer or delaying or preventing a change in control of Simple Technology, including changes a shareholder might consider favorable. In particular, our amended and restated articles of incorporation and amended and restated bylaws, as applicable, among other things, will:

    - Provide that special meetings of shareholders can be called by the chairman of the board of directors, the president, the board of directors or by a majority of the shareholders. In addition, the business permitted to be conducted at any special meeting of shareholders is limited to the business brought before the meeting by the board of directors, the chairman of the board of directors, the president or any such shareholder;

    - Provide for an advance notice procedure with regard to the nomination, other than by or at the direction of the board of directors, of candidates for election as directors and with regard to business to be brought before a meeting of shareholders;

    - Eliminate cumulative voting in the election of directors. Under cumulative voting, a minority of shareholders holding a sufficient number of shares may be able to ensure the election of one or more directors. The absence of cumulative voting may have the effect of limiting the ability of minority shareholders to effect changes in the board of directors and, as a result, may have the effect of deterring a hostile takeover or delaying or preventing changes in control or management of Simple Technology;

    - Provide that vacancies on our board of directors may be filled by a majority of directors in office, although less than a quorum; and

    - Allow us to issue up to 20,000,000 shares of preferred stock with rights senior to those of the common stock and that otherwise could adversely affect the rights and powers, including voting rights, of the holders of common stock. In certain circumstances, this issuance could have the effect of decreasing the market price of the common stock, as well as having the anti-takeover effects discussed above.

    In addition, provisions of our 2000 Stock Incentive Plan allow for the automatic vesting of all outstanding options granted under the plan upon a change in control under certain circumstances. Such provisions may have the effect of discouraging a third party from acquiring us, even if doing so would be beneficial to our shareholders.

    These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by them, and to discourage certain types of transactions that may involve an actual or threatened change in control of Simple Technology. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure Simple Technology outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms. However, these provisions could have the effect of discouraging others from making tender offers for our shares that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in our management.

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for the common stock is American Stock Transfer & Trust Company.

LISTING

    We have applied for approval for quotation of our common stock on the Nasdaq National Market under the symbol "STEC."

                        SHARES ELIGIBLE FOR FUTURE SALE

    Before this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock, including shares issued upon exercise of outstanding options, in the public market could adversely affect prevailing market prices from time to time. Since only a limited number of shares will be available for sale shortly after this offering because of certain contractual and legal restrictions on resale, as described below, sales of substantial amount of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

    Upon completion of this offering, we will have 36,965,027 shares of common stock outstanding assuming the issuance of 6,364,000 shares of common stock in this offering, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding stock options after June 30, 2000. Of the total outstanding shares of common stock, the 6,364,000 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, except that any shares purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act of 1933, may generally only be sold in accordance with an effective registration statement under the Securities Act of 1933 or in compliance with the limitations of Rule 144 as described below.

    All of the remaining shares of common stock are "restricted securities" as that term is defined in Rule 144. 30,601,027 of these restricted securities will be available for sale in the public market under Rule 144 following the expiration of the 180 day lock-up agreement further described below. If Lehman Brothers Inc. elects to waive the lock-up period for any reason, these shares will be available for sale under Rule 144 before that time.

    Simple Technology, our officers, directors, existing shareholders and optionholders holding substantially all of the option shares have entered into contractual "lock-up" agreements generally providing that, subject to certain limited exceptions, they will not (1) offer for sale, sell, pledge or otherwise dispose of, directly or indirectly, any shares of common stock or securities convertible into or exchangeable for common stock owned by them on the date of the execution of the lock-up agreement or on the date of the completion of this offering, or (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of such shares of common stock whether any such transaction described in (1) or (2) is to be settled by delivery of common stock or other securities, in cash or otherwise, for a period of 180 days after the date of the final prospectus, without the prior written consent of Lehman Brothers Inc. Lehman Brothers Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. Lehman Brothers Inc. currently has no understandings, tacit or explicit, to release the securities subject to lock-up agreements prior to the expiration of the lock-up period. When determining whether or not to release shares from the lock-up agreements, Lehman Brothers Inc. will consider, among other factors, the shareholder's reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time. Following the expiration of the 180-day lock-up period, the restricted securities will be available for sale in the public market subject to compliance with Rule 144 or Rule 701.

    In general, under Rule 144 as currently in effect, any affiliate of ours or a person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner other than a person who may be deemed an affiliate of ours, is entitled to sell within any three-month period a number of shares of common stock that does not exceed the greater of:

    - One percent of the then-outstanding shares of common stock (approximately 369,650 shares after giving effect to this offering assuming no exercise of the underwriters' over-allotment option); and

    - The average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks prior to the filing of a Form 144 notice with respect to such sale.

    Sales under Rule 144 of the Securities Act of 1933 are subject to certain restrictions relating to manner of sale, notice and the availability of current public information about us. Under Rule 144(k), a person who is not an affiliate of ours at any time during the 90 days prior to a sale, and who has beneficially owned shares for at least two years, including the holding period of any prior owner other than a person who may be deemed an affiliate of ours, would be entitled to sell these shares immediately following this offering without regard to the volume limitations, manner of sale provisions or notice or other requirements of Rule 144 of the Securities Act of 1933. However, the transfer agent may require an opinion of counsel that a proposed sale of shares comes within the terms of Rule 144 of the Securities Act of 1933 before effecting a transfer of these shares.

    We are unable to estimate the number of shares that will be sold under Rule 144, as this will depend on the market price of our common stock, the personal circumstances of the sellers and other factors. Before this offering, there has been no public market for our common stock, and there can be no assurance that a significant public market for our common stock will develop or be sustained after this offering. Any future sale of substantial amounts of common stock in the open market may adversely affect the market price of the common stock offered by this prospectus.

    We will file, on or after the date of this prospectus, a Form S-8 registration statement under the Securities Act of 1933 to register all shares of common stock issuable under the 2000 Stock Incentive Plan and the 2000 Employee Stock Purchase Plan. Such registration statements will become effective immediately upon filing, and shares covered by those registration statements will thereupon be eligible for sale in the public markets, subject to any lock-up agreements applicable thereto and Rule 144 limitations applicable to affiliates. See "Management--Stock Plans/Employee Compensation Programs."

                                  UNDERWRITING

    Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below, for whom Lehman Brothers Inc., Banc of America Securities LLC and Fidelity Capital Markets, a division of National Financial Services LLC, are acting as representatives, has agreed to purchase from us the respective number of shares of common stock shown opposite its name below:

                                                              NUMBER OF
UNDERWRITER                                                    SHARES
-----------                                                   ---------
Lehman Brothers Inc.........................................
Banc of America Securities LLC..............................
Fidelity Capital Markets, a division of National Financial
  Services LLC..............................................
                                                               -------
  Total.....................................................
                                                               =======

    The underwriting agreement provides that the underwriters' obligations to purchase shares of common stock depend on the satisfaction of the conditions contained in the underwriting agreement. It also provides that, if any of the shares of common stock are purchased by the underwriters under the underwriting agreement, all of the shares of common stock that the underwriters have agreed to purchase under the underwriting agreement, must be purchased. The conditions contained in the underwriting agreement include the requirement that:

    - the representations and warranties made by us to the underwriters are true;

    - that there is no material change in the financial markets; and

    - we deliver to the underwriters customary closing documents.

    The representatives have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and to dealers, who may include the underwriters, at the public offering price less a selling concession not in
excess of $    per share. The underwriters may allow, and the dealers may
reallow, a concession not in excess of $    per share to brokers and dealers.
After completion of the offering, the underwriters may change the offering price and other selling terms.

    We have granted the underwriters an option to purchase up to 954,600 additional shares of common stock, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discount shown on the cover page of this prospectus. The underwriters may exercise this option at any time until 30 days after the date of the underwriting agreement. If this option is exercised, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to the underwriter's initial commitment as indicated in the table above, and we will be obligated, under the over-allotment option, to sell the shares of common stock to the underwriters.

    The underwriting discount is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common
stock. The underwriting discount is   % of the public offering price. We have
agreed to pay the underwriters the following total amount, assuming either no exercise or full exercise by the underwriters of their over-allotment option:

                                                                                 TOTAL
                                                                 --------------------------------------
                                                        FEE      WITHOUT EXERCISE    WITH FULL EXERCISE
                                                        PER      OF OVER-ALLOTMENT   OF OVER-ALLOTMENT
                                                       SHARE          OPTION               OPTION
                                                      --------   -----------------   ------------------
Underwriting discounts paid by Simple Technology....  $               $                    $

    In addition, we estimate that our share of the total expenses of this offering, excluding the underwriting discount, will be approximately
$    million.

    The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

    We, our officers and directors, existing shareholders and optionholders holding substantially all of the option shares have agreed that without the prior written consent of Lehman Brothers Inc., they will not (1) offer for sale, sell, pledge or otherwise dispose of, directly or indirectly, any shares of common stock or securities convertible into or exchangeable for common stock owned by them on the date of the execution of the lock-up letter agreement or on the date of the completion of this offering, or (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of such shares of common stock whether any such transaction described in (1) or (2) is to be settled by delivery of common stock or other securities, in cash or otherwise, for a period of 180 days after the date of the final prospectus. Lehman Brothers Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements.

    Fidelity Capital Markets, a division of National Financial Services LLC, is acting as an underwriter of this offering and will be facilitating electronic distribution through the Internet.

    We have agreed to indemnify the underwriters against liabilities relating to the offering, including liabilities under the Securities Act, liabilities arising from breaches of the representations and warranties contained in the underwriting agreement and liabilities incurred in connection with the directed share program referred to below, and to contribute to payments that the underwriters may be required to make for these liabilities.

    We have applied to list our common stock on the Nasdaq National Market under the trading symbol "STEC."

    Before this offering, there has been no public market for the shares of common stock. The initial public offering price was negotiated between the representatives and us. In determining the initial public offering price of the common stock, the representatives considered the following material factors in addition to prevailing market conditions:

    - the history and prospects for the industry in which we compete;

    - our historical results of operations and capital structure;

    - estimates of our business potential and earning prospects;

    - an overall assessment of our management; and

    - the consideration of the above factors in relation to market valuations of companies in related businesses.

    Until the distribution of the common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and selling group members to bid for and purchase shares of common stock. As an exception to these rules, the representatives are permitted to engage in transactions that stabilize the price of common stock. These transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock.

    The underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the issuer in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

    The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

    Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market.

    Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

    Any offers in Canada will be made only under exemption from the requirements to file a prospectus in the relevant province of Canada in which the sale is made.

    Purchasers of the shares of common stock offered in this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

    At our request, the underwriters have reserved up to 320,000 shares of the common stock offered by this prospectus for sale to our officers, directors, employees and their family members and to our business associates at the initial public offering price set forth on the cover page of this prospectus. These persons must commit to purchase no later than the close of business on the day following the date of this prospectus. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares.

                                 LEGAL MATTERS

    The validity of the common stock offered hereby will be passed upon for us by Brobeck, Phleger & Harrison LLP, Los Angeles, California. Latham & Watkins, Los Angeles, California, is acting as counsel for the underwriters in connection with selected legal matters relating to the shares of common stock offered by this prospectus.

                                    EXPERTS

    Our consolidated financial statements as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

    Simple Technology has filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act of 1933 with respect to the common stock offered hereby. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits thereto which has been omitted in accordance with the rules and regulations of the SEC. For further information with respect to Simple Technology and the common stock offered hereby, reference is made to the registration statement and to our material contracts and other documents included as exhibits thereto. Each statement about those contracts and documents is qualified in its entirety by that reference. You should be aware that when we discuss these contracts or documents in this prospectus we are assuming that you will read the exhibits to the registration statement for a more complete understanding of the contract or document.

    Following the offering we will become subject to the reporting requirements of the Securities Exchange Act of 1934. In accordance with that law, we will be required to file reports and other information with the SEC. The registration statement and exhibits, as well as those reports and other information when so filed, may be inspected without charge at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at Seven World Trade Center, 13th Floor, New York, New York 10048, and the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Copies of all or any part of the registration statement may be obtained from the SEC's offices upon payment of fees prescribed by the SEC. The SEC maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

    We will provide our shareholders with annual reports and unaudited quarterly reports for the first three quarters of each fiscal year. Annual reports will include audited consolidated financial statements prepared in accordance with generally accepted accounting principles. The consolidated financial statements included in the annual reports will be examined and reported upon, with an opinion expressed by, our independent auditors.

                            SIMPLE TECHNOLOGY, INC.
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
Report of Independent Accountants...........................    F-2

Consolidated Balance Sheets as of December 31, 1998, 1999
  and June 30, 2000 (unaudited).............................    F-3

Consolidated Statements of Operations for the years ended
  December 31, 1997, 1998 and 1999 and the six months ended
  June 30, 1999 (unaudited) and June 30, 2000 (unaudited)...    F-4

Consolidated Statements of Shareholders' Equity for the
  years ended December 31, 1997, 1998 and 1999 and the six
  months ended June 30, 2000 (unaudited)....................    F-5

Consolidated Statements of Cash Flows for the years ended
  December 31, 1997, 1998 and 1999 and the six months ended
  June 30, 1999 (unaudited) and June 30, 2000 (unaudited)...    F-6

Notes to Consolidated Financial Statements..................    F-8

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Shareholders and Board of Directors
Simple Technology, Inc.

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Simple Technology, Inc. and its subsidiaries (the "Company") at December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Costa Mesa, California
February 25, 2000

                            SIMPLE TECHNOLOGY, INC.
                          CONSOLIDATED BALANCE SHEETS

                                                           DECEMBER 31,                  JUNE 30,
                                                     -------------------------   -------------------------
                                                                                                PRO FORMA
                                                        1998          1999          2000          2000
                                                     -----------   -----------   -----------   -----------
                                                                                        (UNAUDITED)
                                          ASSETS:
CURRENT ASSETS:
Cash and cash equivalents..........................  $   816,525   $ 3,778,612   $    22,969   $    22,969
Accounts receivable, net of allowances of $725,803,
  $771,806 and $1,340,931 as of December 31, 1998
  and 1999 and June 30, 2000, respectively.........   12,421,309    23,704,448    24,577,255    24,577,255
Related party receivable...........................      594,434        40,396            --            --
Inventory, net.....................................   13,877,625    18,276,441    41,123,243    41,123,243
Deferred income taxes..............................      307,617       180,552       250,785     1,395,000
Other current assets...............................      452,314       544,608       552,443       552,443
                                                     -----------   -----------   -----------   -----------
    Total current assets...........................   28,469,824    46,525,057    66,526,695    67,670,910
Furniture, fixtures and equipment, net.............   11,092,013     7,968,259     7,421,908     7,421,908
Deferred income taxes..............................           --       637,417       395,748            --
Other noncurrent assets............................      525,000            --       937,739       937,739
                                                     -----------   -----------   -----------   -----------
    Total assets...................................  $40,086,837   $55,130,733   $75,282,090   $76,030,557
                                                     ===========   ===========   ===========   ===========

                           LIABILITIES AND SHAREHOLDERS' EQUITY:

CURRENT LIABILITIES:
Accounts payable...................................  $13,077,805   $20,033,184   $24,845,884   $24,845,884
Distribution payable to shareholders...............           --            --            --    19,587,018
Current maturities of long-term debt...............      351,581       697,079       728,677       728,677
Current maturities of capital lease obligations....    1,263,079       938,278       940,949       940,949
Accrued and other liabilities......................    2,493,975     2,001,799     3,765,870     3,765,870
                                                     -----------   -----------   -----------   -----------
    Total current liabilities......................   17,186,440    23,670,340    30,281,380    49,868,398
Line of credit.....................................   13,176,095    12,478,675    23,274,981    23,274,981
Long-term debt.....................................    1,094,133     1,844,033     1,471,704     1,471,704
Capital lease obligations..........................    3,861,464     1,357,878       899,249       899,249
Deferred income taxes..............................        8,399            --            --       418,000
                                                     -----------   -----------   -----------   -----------
    Total liabilities..............................   35,326,531    39,350,926    55,927,314    75,932,332
                                                     -----------   -----------   -----------   -----------
Commitments and contingencies (Note 9)
SHAREHOLDERS' EQUITY:
Preferred stock, par value $0.001, no shares
  authorized as of December 31, 1998 and 1999,
  20,000,000 shares authorized as of June 30, 2000,
  no shares outstanding............................           --            --            --            --
Common stock, no par value, 50,700,000 shares
  authorized, 30,601,027 shares issued and
  outstanding as of December 31, 1998 and 1999; par
  value $0.001, 100,000,000 shares authorized,
  30,601,027 shares issued and outstanding as of
  June 30, 2000....................................       30,000        30,000        30,601        30,601
Additional paid-in capital.........................    3,033,663     3,283,262     3,282,661       282,661
Unearned stock based compensation..................      (25,247)     (141,475)     (118,485)     (118,485)
Retained earnings..................................    1,838,327    12,704,572    16,256,551            --
Accumulated other comprehensive loss...............     (116,437)      (96,552)      (96,552)      (96,552)
                                                     -----------   -----------   -----------   -----------
    Total shareholders' equity.....................    4,760,306    15,779,807    19,354,776        98,225
                                                     -----------   -----------   -----------   -----------
    Total liabilities and shareholders' equity.....  $40,086,837   $55,130,733   $75,282,090   $76,030,557
                                                     ===========   ===========   ===========   ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                            SIMPLE TECHNOLOGY, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                             SIX MONTH PERIOD ENDED
                                                       YEAR ENDED DECEMBER 31,                      JUNE 30,
                                              ------------------------------------------   --------------------------
                                                  1997           1998           1999          1999           2000
                                              ------------   ------------   ------------   -----------   ------------
                                                                                                  (UNAUDITED)
Net revenues...............................   $159,087,716   $122,287,737   $192,593,273   $83,277,739   $132,647,145
Cost of revenues...........................    131,093,468     97,929,551    152,743,479    68,350,367    103,236,807
                                              ------------   ------------   ------------   -----------   ------------
    Gross profit...........................     27,994,248     24,358,186     39,849,794    14,927,372     29,410,338
                                              ------------   ------------   ------------   -----------   ------------
Sales and marketing........................     15,972,337     13,340,207     14,149,974     7,033,734      9,461,353
General and administrative (Note 11).......      8,779,535      9,380,713      9,755,476     4,295,978      6,264,613
Research and development...................      2,153,619      2,180,440      1,831,539       973,996      1,512,519
                                              ------------   ------------   ------------   -----------   ------------
    Total operating expenses...............     26,905,491     24,901,360     25,736,989    12,303,708     17,238,485
                                              ------------   ------------   ------------   -----------   ------------
    Income (loss) from operations..........      1,088,757       (543,174)    14,112,805     2,623,664     12,171,853
Interest income............................        (28,084)       (20,939)       (23,904)      (11,367)        (1,040)
Interest expense...........................      1,741,067      1,618,178      1,826,873       982,950        805,501
Other expense..............................             --             --        325,000            --             --
                                              ------------   ------------   ------------   -----------   ------------
    Income (loss) before provision
      (benefit) for income taxes...........       (624,226)    (2,140,413)    11,984,836     1,652,081     11,367,392
Provision (benefit) for income taxes.......          1,672         22,482       (517,968)      (71,401)       175,413
                                              ------------   ------------   ------------   -----------   ------------
    Net income (loss)......................   $   (625,898)  $ (2,162,895)  $ 12,502,804   $ 1,723,482   $ 11,191,979
                                              ============   ============   ============   ===========   ============
Unaudited pro forma data (Notes 2 and 13):
  Income (loss) before provision (benefit)
    for income taxes.......................   $   (624,226)  $ (2,140,413)  $ 11,984,836   $ 1,652,081   $ 11,367,392
  Provision (benefit) for income taxes.....       (237,206)      (813,357)     4,554,238       627,791      4,319,609
                                              ------------   ------------   ------------   -----------   ------------
  Pro forma net income (loss)..............   $   (387,020)  $ (1,327,056)  $  7,430,598   $ 1,024,290   $  7,047,783
                                              ============   ============   ============   ===========   ============
  Pro forma net income (loss) per share:
    Basic..................................   $      (0.01)  $      (0.04)  $       0.24   $      0.03   $       0.23
                                              ============   ============   ============   ===========   ============
    Diluted................................   $      (0.01)  $      (0.04)  $       0.23   $      0.03   $       0.21
                                              ============   ============   ============   ===========   ============
Weighted average shares outstanding:
    Basic..................................     30,601,027     30,601,027     30,601,027    30,601,027     30,601,027
                                              ============   ============   ============   ===========   ============
    Diluted................................     30,601,027     30,601,027     32,657,993    31,924,155     33,360,582
                                              ============   ============   ============   ===========   ============
Unaudited pro forma as adjusted data (Note
  2):
  Pro forma as adjusted net income per
    share:
    Diluted................................                                 $       0.22                 $       0.21
                                                                            ============                 ============
  Pro forma as adjusted weighted average
    shares outstanding:
    Diluted................................                                   33,122,415                   33,825,004
                                                                            ============                 ============

  The accompanying notes are an integral part of these consolidated financial statements.

                            SIMPLE TECHNOLOGY, INC.
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                                    ACCUMULATED
                                    COMMON STOCK        ADDITIONAL     UNEARNED                        OTHER            TOTAL
                                ---------------------    PAID-IN      STOCK BASED     RETAINED     COMPREHENSIVE    SHAREHOLDERS'
                                  SHARES      AMOUNT     CAPITAL     COMPENSATION     EARNINGS          LOSS           EQUITY
                                ----------   --------   ----------   -------------   -----------   --------------   -------------
Balances, December 31, 1996...  30,601,027   $30,000    $3,000,000     $      --     $ 4,902,659     $ (46,708)      $ 7,885,951
Comprehensive loss:
  Net loss....................                                                          (625,898)                       (625,898)
  Foreign currency translation
    adjustment................                                                                         (18,055)          (18,055)
                                                                                                                     -----------
    Total comprehensive
      loss....................                                                                                          (643,953)
Distributions to shareholders,
  net.........................                                                          (380,374)                       (380,374)
                                ----------   -------    ----------     ---------     -----------     ---------       -----------

Balances, December 31, 1997...  30,601,027    30,000    3,000,000             --       3,896,387       (64,763)        6,861,624
Comprehensive loss:
  Net loss....................                                                        (2,162,895)                     (2,162,895)
  Foreign currency translation
    adjustment................                                                                         (51,674)          (51,674)
                                                                                                                     -----------
    Total comprehensive
      loss....................                                                                                        (2,214,569)
Unearned compensation related
  to stock options granted for
  services to be rendered.....                             33,663        (33,663)                                             --
Compensation related to stock
  options vesting.............                                             8,416                                           8,416
Contributions from
  shareholders................                                                           104,835                         104,835
                                ----------   -------    ----------     ---------     -----------     ---------       -----------

Balances, December 31, 1998...  30,601,027    30,000    3,033,663        (25,247)      1,838,327      (116,437)        4,760,306
Comprehensive income:
  Net income..................                                                        12,502,804                      12,502,804
  Foreign currency translation
    adjustment................                                                                          19,885            19,885
                                                                                                                     -----------
    Total comprehensive
      income..................                                                                                        12,522,689
Reduction in unearned
  compensation due to
  termination of services.....                            (12,319)        12,319                                              --
Unearned compensation related
  to stock options granted to
  employees...................                            261,918       (261,918)                                             --
Compensation related to stock
  options vesting.............                                           133,371                                         133,371
Distributions to
  shareholders................                                                        (1,636,559)                     (1,636,559)
                                ----------   -------    ----------     ---------     -----------     ---------       -----------

Balances, December 31, 1999...  30,601,027    30,000    3,283,262       (141,475)     12,704,572       (96,552)       15,779,807
Comprehensive income:
  Net income (unaudited)......                                                        11,191,979                      11,191,979
                                                                                                                     -----------
    Total comprehensive
      income..................                                                                                        11,191,979
Compensation related to stock
  options vesting
  (unaudited).................                                            22,990                                          22,990
Change in par value of common
  stock (unaudited)...........                   601         (601)                                                            --
Distributions to shareholders
  (unaudited).................                                                        (7,640,000)                     (7,640,000)
                                ----------   -------    ----------     ---------     -----------     ---------       -----------
Balances, June 30, 2000
  (unaudited).................  30,601,027   $30,601    $3,282,661     $(118,485)    $16,256,551     $ (96,552)      $19,354,776
                                ==========   =======    ==========     =========     ===========     =========       ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                            SIMPLE TECHNOLOGY, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                   SIX MONTH PERIOD
                                                           YEAR ENDED DECEMBER 31,                  ENDED JUNE 30,
                                                   ----------------------------------------   --------------------------
                                                      1997          1998           1999          1999           2000
                                                   -----------   -----------   ------------   -----------   ------------
                                                                                                     (UNAUDITED)
Cash flows from operating activities:
  Net income (loss)..............................  $  (625,898)  $(2,162,895)  $ 12,502,804   $ 1,723,482   $ 11,191,979
  Adjustments to reconcile net income (loss) to
    net cash provided by (used in) operating
    activities:
    Depreciation and amortization................    1,913,000     3,418,578      3,580,963     1,856,499      1,361,271
    Loss (gain) on sale of furniture, fixtures
      and equipment..............................       (4,202)       17,844          6,511            --            688
    Charitable contribution of land held for
      investment.................................           --            --        325,000            --             --
    Accounts receivable allowances...............    1,363,341       565,432        485,561        32,982      1,249,152
    Inventory excess and obsolescence expense....      474,107       364,296      1,213,904       470,043        365,420
    Deferred income taxes........................     (124,849)           --       (518,751)           --        171,436
    Compensation related to stock options
      vesting....................................           --         8,416        133,371       111,928         22,990
    Foreign currency translation adjustment......      (18,055)      (51,674)        19,885        12,071             --
    Change in operating assets and liabilities:
      Accounts receivable........................     (545,813)    2,181,283    (11,768,700)   (3,639,693)    (2,121,959)
      Inventory..................................    2,257,474    (2,963,506)    (5,612,720)    3,011,943    (23,212,221)
      Other assets...............................      (11,928)      755,335        360,706       359,776         (7,835)
      Accounts payable...........................   (1,879,542)     (190,524)     6,955,379    (2,724,580)     4,812,700
      Accrued and other liabilities..............     (706,755)      360,267        110,824       320,643      1,764,071
                                                   -----------   -----------   ------------   -----------   ------------
        Net cash provided by (used in) operating
          activities.............................    2,090,880     2,302,852      7,794,737     1,535,094     (4,402,309)
                                                   -----------   -----------   ------------   -----------   ------------
Cash flows from investing activities:
  Advances to shareholders.......................   (1,864,698)     (511,152)      (918,075)     (506,095)            --
  Repayment of advances to shareholders..........    5,280,086        29,000      1,400,227       154,200             --
  Purchase of furniture, fixtures and
    equipment....................................   (1,592,407)   (2,160,392)    (1,240,663)     (291,579)    (1,043,603)
  Proceeds from sale of furniture, fixtures and
    equipment....................................      299,640        31,659         34,758        22,198        227,995
                                                   -----------   -----------   ------------   -----------   ------------
        Net cash provided by (used in) investing
          activities.............................    2,122,621    (2,610,885)      (723,753)     (621,276)      (815,608)
                                                   -----------   -----------   ------------   -----------   ------------
Cash flows from financing activities:
  Deferred offering costs........................           --            --             --            --       (937,739)
  Borrowings under (repayments of) line of
    credit, net..................................   (2,757,969)     (337,925)      (697,420)     (352,669)    10,796,306
  Repayment of long-term debt....................     (215,572)     (330,019)      (467,263)     (189,450)      (340,731)
  Payment on capital lease obligations...........     (757,603)   (1,110,804)    (1,379,541)     (717,559)      (455,958)
  Repayment of loans to related parties, net.....      204,531       226,598         71,886        32,198         40,396
  Distributions to shareholders..................     (510,644)           --     (1,636,559)     (221,540)    (7,640,000)
  Contributions from shareholders................      130,270       104,835             --            --             --
                                                   -----------   -----------   ------------   -----------   ------------
        Net cash provided by (used in) financing
          activities.............................   (3,906,987)   (1,447,315)    (4,108,897)   (1,449,020)     1,462,274
                                                   -----------   -----------   ------------   -----------   ------------
        Net increase (decrease) in cash..........      306,514    (1,755,348)     2,962,087      (535,202)    (3,755,643)
Cash and cash equivalents at beginning of
  period.........................................    2,265,359     2,571,873        816,525       816,525      3,778,612
                                                   -----------   -----------   ------------   -----------   ------------
Cash and cash equivalents at end of period.......  $ 2,571,873   $   816,525   $  3,778,612   $   281,323   $     22,969
                                                   ===========   ===========   ============   ===========   ============

  The accompanying notes are an integral part of these consolidated financial statements.

                            SIMPLE TECHNOLOGY, INC.
                CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED

                                                                                SIX MONTH PERIOD
                                              YEAR ENDED DECEMBER 31,            ENDED JUNE 30,
                                        ------------------------------------   -------------------
                                           1997         1998         1999        1999       2000
                                        ----------   ----------   ----------   --------   --------
                                                                                   (UNAUDITED)
Supplemental disclosure of cash flow
  information:
  Cash paid during the year:
    Income taxes                        $    6,100   $    6,862   $    6,100   $  6,100   $  6,790
    Interest                            $1,668,526   $1,650,593   $1,605,487   $978,176   $722,167

Noncash activities:
  Purchase of furniture, fixtures and
    equipment with:
    Long-term debt                      $1,734,933   $       --   $  113,815   $113,815   $     --
    Capital lease obligations           $2,074,947   $1,923,723   $       --   $     --   $     --

  Refinance of furniture, fixtures and
    equipment under capital lease
    obligations with long-term debt     $       --   $       --   $1,448,846   $     --   $     --

  Sale of equipment with a note
    receivable                          $       --   $       --   $  672,000   $672,000   $     --

  Default on note receivable and
    return of equipment                 $       --   $       --   $  419,000   $     --   $     --

  Reduction in unearned compensation
    due to termination of services      $       --   $       --   $   12,319   $ 12,319   $     --

  Advances to shareholders offset
    against
    accrued liabilities                 $   57,247   $       --   $       --   $     --   $     --

  Change in par value of
    common stock                        $       --   $       --   $       --   $     --   $    601

Refer to Note 3 for noncash activities with related parties.

  The accompanying notes are an integral part of these consolidated financial statements.

                            SIMPLE TECHNOLOGY, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  COMPANY ORGANIZATION:

    Simple Technology, Inc., incorporated in the state of California on March 13, 1990, designs, manufactures and markets a comprehensive line of memory, storage and connectivity products used in high performance computing, networking and communications, consumer electronics and industrial applications throughout the United States and internationally. During 1995 and 1996, Simple Technology, Inc. formed subsidiaries in California, Canada and Scotland.

    Such subsidiaries consist of the following entities: Simple Technology Canada Ltd., S.T.I., LLC, Simple Technology Europe and Simple Technology Limited.

    Simple Technology Canada Ltd. ("STC") was incorporated in Canada on February 21, 1995. The Company owns a 79% interest in STC and 21% is owned by Manouch Moshayedi, Mike Moshayedi, and Mark Moshayedi, each of whom is an executive officer and director of the Company. STC's operations were discontinued in April 1998 and management intends to dissolve this company in 2000 or as soon as possible thereafter. (Refer to Note 14 regarding subsequent events.)

    S.T.I., LLC ("STI") is a California limited liability company organized on May 24, 1996. The Company owns a 97% interest in STI and 3% is owned by Manouch Moshayedi, Mike Moshayedi, and Mark Moshayedi, each of whom is an executive officer and director of the Company. STI is a holding company for the Company's European subsidiaries. Management intends to dissolve this company in 2000 or as soon as possible thereafter.

    Simple Technology Europe ("STE"), a privately-held unlimited company registered in Scotland, was formed on June 27, 1996. STI owns a 99% interest in STE and MDC Land Corporation owns 1% (See Note 3). STE was set up to serve as the sales and marketing entity for the Company's European operations and currently employs the Company's sales and marketing team located in Scotland and England. Management intends to dissolve this company in 2000 or as soon as possible thereafter.

    The Company launched Simple Technology Limited ("STL"), a privately-held limited company registered in Scotland, on January 22, 1996. STL is a wholly-owned subsidiary of STE. This subsidiary was formed to serve as the manufacturing entity for the Company's European headquarters to take advantage of local U.K. tax laws. STL concluded its manufacturing operations in April 1999 and is currently inactive. Management intends to dissolve this company in 2000 or as soon as possible thereafter.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF CONSOLIDATION:

    The accompanying consolidated financial statements include the accounts of Simple Technology, Inc. and its subsidiaries in California, Canada and Scotland (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

INTERIM FINANCIAL INFORMATION:

    The financial information for the six month periods ended June 30, 1999 and June 30, 2000 is unaudited but includes all adjustments (consisting only of normal recurring adjustments) which the Company considers necessary for a fair presentation of the financial position at such date and the operating results and cash flows for those periods. Results of the June 30, 2000 period are not necessarily indicative of the results for the entire year.

                            SIMPLE TECHNOLOGY, INC.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
CASH AND CASH EQUIVALENTS:

    Cash and cash equivalents consist primarily of cash in banks and money market funds. All highly liquid investments with a maturity date of three months or less when acquired are considered to be cash equivalents. Cash and cash equivalents are carried at cost, which approximates market.

INVENTORY:

    Inventory is stated at the lower of cost or market, with cost being determined on the first-in, first-out ("FIFO") method of accounting.

FURNITURE, FIXTURES AND EQUIPMENT:

    Furniture, fixtures and equipment are stated at cost and depreciated using the straight-line method. The Company's estimated useful lives of the assets, other than leasehold improvements, range from four to five years for equipment to seven years for furniture and fixtures. Leasehold improvements and assets under capital leases are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the assets.

    Expenditures for major renewals and betterments are capitalized, while minor replacements, maintenance and repairs, which do not extend the asset lives, are charged to operations as incurred. Upon sale or disposition, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations.

    The Company continually monitors events and changes in circumstances that could indicate that the carrying balances of its furniture, fixtures and equipment may not be recoverable in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets.

LAND HELD FOR INVESTMENT:

    Land held for investment, included in other noncurrent assets at December 31, 1998, is recorded at the shareholders' contributed historical cost, which is less than or approximates fair market value. Such land, with a cost of $325,000, was contributed to charity in 1999 and is reflected in other expense.

LONG-TERM DEBT:

    The fair values of the Company's long-term debt have been estimated based on current rates offered to the Company for debt of the same remaining maturities. The carrying amounts of the Company's loans approximate their fair values.

REVENUE RECOGNITION:

    Revenue is generally recognized upon shipment of products to the customer if collectibility is probable. A substantial portion of the Company's sales through aftermarket channels includes limited rights to return unsold inventory. In addition, some customers have limited price protection rights for inventories of the Company's products held by them. If the Company reduces the list price of their products, these customers may be entitled to receive credits from the Company. The Company provides

                            SIMPLE TECHNOLOGY, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) for estimated future returns of inventory, limited price protection arrangements and the estimated costs of warranty at the time of sale based on historical experience. Actual results have been within management's expectations.

ADVERTISING COSTS:

    Advertising costs, which relate primarily to various print media expenditures, are expensed as incurred. For the years ended December 31, 1997, 1998 and 1999, advertising costs were approximately $2,650,000, $2,412,000 and $2,858,000, respectively.

FOREIGN CURRENCY TRANSLATION:

    The financial statements of subsidiaries outside the United States are generally measured using the local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the rates of exchange at the balance sheet date. The resultant translation adjustments are recorded as a separate component of shareholders' equity. Income and expense items are translated at average monthly rates of exchange. Included in operations are foreign currency transaction gains of $20,000 and $93,000 for the years ended December 31, 1997 and 1999, respectively, and foreign currency transaction losses of approximately $58,000 for the year ended December 31, 1998.

INCOME TAXES:

    Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred income tax assets to the amount expected to be realized. The provision for income taxes represents the tax payable for the year and the change during the year in deferred income tax assets and liabilities.

STOCK-BASED COMPENSATION:

    SFAS No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has elected to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the estimated market price of the Company's underlying stock at the date of grant over the exercise price of the option, amortized over the vesting period. The Company has adopted the disclosure-only provisions of SFAS No. 123.

PER SHARE INFORMATION:

    In 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings Per Share," which established standards for the computation, presentation and disclosure requirements for basic and diluted earnings per share for entities with publicly held common shares and potential common shares. Basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding. In computing diluted earnings per share, the weighted average number of shares outstanding is adjusted to additionally reflect the effect of potentially dilutive securities.

    No potential common shares were included in the diluted per share amounts for the years ended December 31, 1997 and 1998 as the effect would have been anti-dilutive. For the year ended

                            SIMPLE TECHNOLOGY, INC.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
December 31, 1999 and the six month periods ended June 30, 1999 and June 30, 2000, potentially dilutive securities consisted solely of options and resulted in potential common shares of 2,056,966, 1,323,128 (unaudited) and 2,759,555 (unaudited), respectively.

    All share and per share amounts have been adjusted to give retroactive effect to the 5.07 for 1.0 stock split (see Note 14) for all periods presented.

PRO FORMA NET INCOME:

    Pro forma net income is computed using an effective tax rate of 38% to reflect the estimated income tax expense of the Company as if it had been subject to C corporation federal and state income taxes for the period, instead of S corporation income taxes.

PRO FORMA AS ADJUSTED DATA:

    Pro forma as adjusted weighted average shares outstanding-diluted reflects a computational increase of 464,422 shares of common stock outstanding for each of the year ended December 31, 1999 and the six months ended June 30, 2000, representing the excess of the $19,587,018 pro forma aggregate distributions to existing shareholders as of June 30, 2000 (see Note 13) reduced by the Company's pro forma net income from January 1, 1999 through June 30, 2000, aggregating $14,478,381. Such excess of $5,108,637, divided by the assumed mid-range initial public offering price of $11.00 per share of common stock, represents the pro forma calculation of such 464,422 shares as of January 1, 1999 necessary to equal such excess.

COMPREHENSIVE INCOME:

    In 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which established standards for the reporting and display of comprehensive income. The Company adopted SFAS No. 130 effective January 1, 1998. Comprehensive income includes such items as foreign currency translation adjustments. These amounts are presented as a component of shareholders' equity, consistent with the Company's previous practice. SFAS No. 130 does not affect current principles of measurement of revenues and expenses and, accordingly, the adoption of SFAS No. 130 had no effect on the Company's results of operations or financial position.

    The balance of accumulated other comprehensive loss at December 31, 1998 and 1999 consists of accumulated foreign currency translation adjustments. None of the components of accumulated other comprehensive loss have been recorded net of any tax benefit as the Company does not expect to realize any significant tax benefit from these items.

SEGMENT REPORTING

    In 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which supercedes substantially all the reporting requirements previously required under SFAS No. 14, "Financial Reporting for Business Segments of an Enterprise," and establishes standards for the way the Company reports information about operating segments. It also establishes standards for related disclosures about products and services, geographic areas and major customers. Under SFAS No. 131, the determination of segments to be reported in the financial statements is to be consistent with the manner in which management organizes and evaluates the internal organization to make operating decisions and assess performance. The adoption of this statement did not have an impact upon the Company's operating results or financial position as this statement's provisions affect only the disclosure of certain segment information in the notes to the consolidated financial statements.

                            SIMPLE TECHNOLOGY, INC.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)

RISKS AND UNCERTAINTIES:

    Financial instruments, which potentially subject the Company to a concentration of credit risk, principally consist of cash and cash equivalents and accounts receivable. As of December 31, 1998 and 1999, approximately 28% and 35%, respectively, of accounts receivable were concentrated with three customers. With respect to one of these customers, the Company recorded sales totaling 16% and 19% of the Company's revenues for the years ended December 31, 1998 and 1999, respectively. No other single customer accounted for more than 10% of accounts receivable or revenues at December 31, 1999 or for each of the three years in the period ended December 31, 1999. The Company generally does not require collateral on accounts receivable as the majority of the Company's customers are large, well-established companies. Historically, bad debt allowances have been consistent with management's expectations.

    At December 31, 1998 and 1999, the Company had amounts on deposit with financial institutions that were in excess of the federally insured limit of $100,000.

    The manufacturing operations of the Company are concentrated in a facility located in Santa Ana, California. As a result of this geographic concentration, a disruption in the manufacturing process resulting from a natural disaster or other unforeseen event could have a material adverse effect on the Company's financial position and results of operations.

    Certain of the Company's products utilize components that are purchased from a small number of sources with whom the Company has no long-term contracts. An inability to obtain such components in the amounts needed on a timely basis or at commercially reasonable prices could result in delays in product introductions, interruptions in product shipments or increases in product costs, which could have a material adverse effect on the Company's financial position and results of operations.

MANAGEMENT ESTIMATES:

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS:

    Certain amounts in the prior year consolidated financial statements have been reclassified to conform to the current year presentation.

3.  RELATED PARTY TRANSACTIONS:

    During 1994, the Company commenced leasing a building from MDC Land Corporation, which is wholly-owned by Manouch Moshayedi, Mike Moshayedi and Mark Moshayedi, each of whom is an executive officer and director of the Company, and MDC Land Corporation has no operations other than leasing transactions with the Company. During 1999, this building and the underlying mortgage were transferred from MDC Land Corporation to MDC Land LLC (collectively known as "MDC"), which is also wholly-owned by Manouch Moshayedi, Mike Moshayedi, and Mark Moshayedi, each of whom is an executive officer and director of the Company, and MDC Land LLC has no operations other than leasing transactions with the Company. The term of the lease is 26 years, through 2020, with

                            SIMPLE TECHNOLOGY, INC.

3.  RELATED PARTY TRANSACTIONS: (CONTINUED)
scheduled rental payments of $19,000 per month. See Note 14 regarding the Company's new building lease. Building rent expense for the years ended
December 31, 1997, 1998 and 1999 amounted to $205,500, $228,000 and $228,000, respectively. During 1996, the Company began leasing equipment from MDC. Each lease has a term of five years and is accounted for as a capital lease. Equipment rental payments for the years ended December 31, 1997, 1998 and 1999 amounted to $568,000, $574,000 and $574,000, respectively. The Company has made the mortgage, property tax, leasehold improvement and other miscellaneous payments on behalf of MDC related to the building under lease. Such payments totaled approximately $165,000, $132,000 and $270,000 in 1997, 1998 and 1999,
respectively. Additionally, the Company paid the monthly debt service, sales tax, loan payments and down payments related to this equipment on behalf of MDC totaling approximately $418,000 in 1997 and $460,000 in each of 1998 and 1999. These payments on behalf of MDC, net of the monthly rental payments due MDC, resulted in a net related party receivable due to the Company. All such mortgage and equipment payments made by the Company on behalf of MDC are legally offset against amounts otherwise due to MDC by the Company.

    For the six month period ended June 30, 2000, building and equipment rental payments under the leases with MDC amounted to approximately $148,000 (unaudited) and $287,000 (unaudited), respectively. For the first two months of 2000, the Company continued to make the mortgage, property tax and other miscellaneous payments on behalf of MDC related to the building under lease. Additionally, for the first two months of 2000, the Company continued to make the monthly debt service and loan payments related to the equipment under lease with MDC. Such payments totaled approximately $16,600 (unaudited) and $76,600 (unaudited), respectively. As a result of the payments made to and on the behalf of MDC, net of monthly rental payments due MDC, the related party receivable due the Company was paid in full at March 31, 2000. Commencing in March 2000 through June 2000, the Company paid amounts due under the MDC building and equipment leases totaling approximately $76,700 (unaudited) and $191,200 (unaudited), respectively.

    In connection with the purchase of the building by MDC, the Company guaranteed, for no consideration, a mortgage note payable by MDC ($1,010,047 and $995,301 at December 31, 1998 and 1999, respectively). As of December 31, 1999, the note was 71% guaranteed by the U.S. Small Business Administration and 100% guaranteed by the Company. In June 2000, such guarantee was eliminated with the subsequent refinancing of the note payable (see Note 14). In connection with the financing of the equipment by MDC, the Company guaranteed, for no consideration, notes payable by MDC of $1,127,179, $751,839 and $551,021 (unaudited) at December 31, 1998, 1999 and June 30, 2000, respectively.

    In 1995, the Company entered into a separate 5 year lease agreement with a third party to lease a second building located adjacent to the building leased from MDC. One of the provisions of this agreement was an option to buy this building for an initial purchase price of $2,723,560, thereafter increased by a cost of living index. In November 1998, the Company transferred this option to MDC at its nominal historical value, since both entities are under common ownership. In March 2000, MDC exercised the option and subsequently purchased the facility and leased it back to the Company in June 2000 (see Note 14).

    During 1996, the Company made non-interest bearing advances to Manouch Moshayedi, Mike Moshayedi and Mark Moshayedi, each of whom is an executive officer and director of the Company, totaling $3,000,000 to provide acquisition funds in a development stage company in Fremont, California, in which the Moshayedis acquired a controlling interest. During 1996 and 1997, the Company made non-interest bearing advances to this development stage company totaling $472,635 and

                            SIMPLE TECHNOLOGY, INC.

3.  RELATED PARTY TRANSACTIONS: (CONTINUED)
$1,864,698, respectively, for its working capital needs. In 1997, the Moshayedis sold their interest in this development stage company and $5,280,086 of such advances were repaid to the Company. The remaining amount of these advances, $57,247, represented inventory purchases by the Company that were otherwise payable to the development stage company but were ultimately offset against the remaining portion of the advances.

    During 1998 and 1999, the Company made non-interest bearing advances to a development stage company in Houston, Texas owned by Manouch Moshayedi, Mike Moshayedi and Mark Moshayedi, each of whom is an executive officer and director of the Company, totaling $511,152 and $20,176, respectively, to finance the development and fund the working capital needs of this development stage company. At December 31, 1998, this receivable balance amounted to $482,152, which was included in the related party receivable. During 1998 and 1999, $29,000 and $314,200, respectively, were repaid by this development stage company. The remaining amount of these advances, $188,128, was repaid in conjunction with shareholder distributions in December 1999.

    During 1999, the Company made non-interest bearing advances totaling $897,899 to a development stage company in Irvine, California owned by Manouch Moshayedi, Mike Moshayedi and Mark Moshayedi, each of whom is an executive officer and director of the Company, to finance the development and fund the working capital needs of this development stage company. In
December 1999, these advances were repaid in full in conjunction with shareholder distributions.

4.  INVENTORY:

    Inventory consists of the following:

                                              DECEMBER 31,           JUNE 30,
                                        -------------------------   -----------
                                           1998          1999          2000
                                        -----------   -----------   -----------
                                                                    (UNAUDITED)
Raw materials.........................  $ 7,579,228   $11,283,408   $24,202,108
Work-in-progress......................      622,438     1,261,703     3,075,472
Finished goods........................    7,165,916     7,811,551    15,486,702
                                        -----------   -----------   -----------
                                         15,367,582    20,356,662    42,764,282
Valuation allowance...................   (1,489,957)   (2,080,221)   (1,641,039)
                                        -----------   -----------   -----------
                                        $13,877,625   $18,276,441   $41,123,243
                                        ===========   ===========   ===========

5.  FURNITURE, FIXTURES AND EQUIPMENT:

    Furniture, fixtures and equipment consist of the following:

                                                           DECEMBER 31,
                                                     -------------------------
                                                        1998          1999
                                                     -----------   -----------
Furniture and fixtures.............................  $   558,095   $    92,866
Equipment..........................................   17,155,390    14,748,300
                                                     -----------   -----------
                                                      17,713,485    14,841,166
Accumulated depreciation and amortization..........   (6,621,472)   (6,872,907)
                                                     -----------   -----------
                                                     $11,092,013   $ 7,968,259
                                                     ===========   ===========

    For the years ended December 31, 1997, 1998 and 1999, the Company recorded depreciation and amortization expense of approximately $1,883,000, $3,389,000 and $3,581,000, respectively.

                            SIMPLE TECHNOLOGY, INC.

5.  FURNITURE, FIXTURES AND EQUIPMENT: (CONTINUED)

    At December 31, 1998 and 1999, furniture, fixtures and equipment included approximately $10,114,000 and $7,499,000, respectively, of assets under capital leases with associated accumulated amortization of approximately $3,819,000 and $5,318,000, respectively. As discussed in Note 3, such 1998 and 1999 amounts include approximately $2,304,000 of assets under capital leases with a related party with associated accumulated amortization of approximately $1,060,000 and $1,520,000 at December 31, 1998 and 1999, respectively.

6.  LINE OF CREDIT:

    Effective August 3, 1999, the Company entered into a new line of credit agreement. Amounts borrowed thereunder are collateralized by substantially all of the Company's assets. Terms of the new agreement include a maximum borrowing amount of $20,000,000, subject to eligible accounts receivable and inventory balances, bearing interest at the prime rate plus 0.5% and expiring in August 2001, unless renewed. There was $13,176,095 and $12,478,675 outstanding on this line of credit and the previously existing line of credit, bearing interest at prime (7.75%) and prime plus 0.5% (9.0%) at December 31, 1998 and 1999, respectively. At June 30, 2000, the balance outstanding on the line of credit was $23,274,981 (unaudited).

    The provisions of the line of credit agreement contain various nonfinancial and financial covenants that, among other things, require the Company to maintain a minimum tangible net worth amount and a maximum debt to tangible net worth ratio. The covenants also limit capital expenditures, distributions and dividends that can be made by the Company. As of December 31, 1999, the Company was in compliance with all such covenants.

    In the event this line of credit agreement is terminated prior to August 2000 or August 2001, a termination fee of $400,000 or $200,000, respectively, will be assessed against the Company, unless the termination is due to the origination of a new credit facility with the bank. However, the Company believes it may pay down the line of credit to zero, and leave it unused until it expires, without incurring such termination fees.

    See Note 14 regarding subsequent amendments to the line of credit agreement.

7.  LONG-TERM DEBT:

    Long-term debt consists of the following:

                                                            DECEMBER 31,
                                                       -----------------------
                                                          1998         1999
                                                       ----------   ----------
Equipment notes payable, principal and interest
  payable in monthly installments of $70,671,
  maturing at various dates through December 2004,
  collateralized by equipment, interest ranging
  between 8.4% and 9.1%..............................  $1,368,628   $2,403,812
Automobile notes payable to bank, principal and
  interest payable in monthly installments totaling
  $3,418, maturing at various dates through
  May 2004, collateralized by automobiles, interest
  ranging between 7.5% and 8.2%......................      77,086      137,300
                                                       ----------   ----------
                                                        1,445,714    2,541,112
Less current portion.................................    (351,581)    (697,079)
                                                       ----------   ----------
                                                       $1,094,133   $1,844,033
                                                       ==========   ==========

                            SIMPLE TECHNOLOGY, INC.

7.  LONG-TERM DEBT: (CONTINUED)
    The equipment notes payable agreements contain various nonfinancial covenants that, among other things, limit distributions and dividends to shareholders and require the equipment to remain unencumbered by other liens.

    Scheduled principal payments, including the line of credit, during each of the years ending December 31 are as follows:


2000...........................................  $   697,079
2001...........................................   13,239,681
2002...........................................      775,403
2003...........................................      154,773
2004...........................................      152,851
                                                 -----------
                                                 $15,019,787
                                                 ===========

8.  INCOME TAXES:

    The Company has elected to be treated as an S corporation for U.S. federal income tax purposes. Under this election, the Company's shareholders, rather than the Company, are subject to federal income taxes on their respective share of the Company's taxable income. The Company has elected similar treatment for California franchise tax purposes which, in addition, requires a state income tax at the corporate level of 1.5%. On May 14, 1999, one of the Company's existing shareholders transferred a portion of his shares to a trust established for the benefit of one of his children. This trust did not make an election to be treated as an eligible S corporation shareholder within the time prescribed by law, and the failure of the trust to make the election in a timely manner caused an inadvertent termination of the Company's S corporation status as of May 13, 1999. However, the Company filed a statement with the IRS to obtain automatic approval of the trust's late election to be treated as an eligible
S corporation shareholder, and the Company has received verbal confirmation that the statement has been received and approved by the IRS. As a consequence of this approval, the trust's original failure to file a timely election did not cause a termination of the Company's S corporation status.

    The provision (benefit) for income taxes consists of the following:

                                                   YEAR ENDED DECEMBER 31,
                                               --------------------------------
                                                 1997        1998       1999
                                               ---------   --------   ---------
Current......................................  $ 126,522   $22,482    $     783
Deferred.....................................   (124,850)       --     (518,751)
                                               ---------   -------    ---------
                                               $   1,672   $22,482    $(517,968)
                                               =========   =======    =========

    For 1997 and 1998, the difference between the effective tax rate and the expected California tax rate is due primarily to state tax credits, offset by increases in the valuation allowance and losses without benefit. For 1999, the difference between the effective tax rate and the expected California tax rate is due primarily to state tax credits and decreases in the valuation allowance.

                            SIMPLE TECHNOLOGY, INC.

8.  INCOME TAXES: (CONTINUED)

    The components of deferred tax assets and liabilities are as follows:

                                                             DECEMBER 31,
                                                          -------------------
                                                            1998       1999
                                                          --------   --------
Current deferred tax assets (liabilities):
  Financial statement reserves..........................  $ 33,407   $ 36,485
  Accrued expenses......................................     2,485     12,237
  Credit carryforwards..................................   258,906    134,000
  Other.................................................    12,819     (2,170)
                                                          --------   --------
    Total current.......................................   307,617    180,552
                                                          --------   --------
Noncurrent deferred tax assets (liabilities):
  Depreciation and amortization.........................  (112,661)   (20,823)
  Operating loss carryforwards..........................   307,675    102,674
  Credit carryforwards..................................   364,816    651,446
  Other.................................................    (7,942)     6,794
                                                          --------   --------
                                                           551,888    740,091
  Valuation allowance...................................  (560,287)  (102,674)
                                                          --------   --------
    Total noncurrent....................................    (8,399)   637,417
                                                          --------   --------
                                                          $299,218   $817,969
                                                          ========   ========

    The components of tax credit assets relate primarily to California tax credit carryforwards for manufacturers' investment credits at December 31, 1998 and 1999, of $123,000 and $32,000, respectively, which begin to expire in the year 2004, and enterprise zone credits of $501,000 and $753,000, which have an unlimited carryover. Investment tax credits may be utilized prior to enterprise zone credits.

    For income tax purposes, the Company's foreign subsidiaries, Simple Technology Canada Ltd. and Simple Technology Limited, are treated as separate entities and, therefore, are not subject to U.S. taxation. These subsidiaries had net foreign deferred tax assets of approximately $193,000 and $103,000, which are primarily attributable to combined net operating loss carryforwards of approximately $464,000 and $428,000, as of December 31, 1998 and 1999, respectively. These losses begin to expire in 2002. Due to the subsidiaries' tax status, these losses may not be used to offset U.S. income. The Company has established a valuation allowance against these deferred tax assets since it is not more likely than not that the foreign subsidiaries' net operating loss carryforwards will be utilized.

    The Company's foreign subsidiary, Simple Technology Europe, is treated as a branch partnership for income tax purposes and, therefore, is subject to U.S. taxation.

9.  COMMITMENTS AND CONTINGENCIES:

DENSE-PAC MICROSYSTEMS, INC.--PATENT INFRINGEMENT

    On September 23, 1998, the Company filed a lawsuit against Dense-Pac Microsystems, Inc. in a United States District Court for infringement of the Company's IC Tower stacking patent. The Company is seeking damages, including prejudgment interest, totaling $22.8 million (unaudited) as of June 30, 2000, an injunction against further infringement of the IC Tower stacking patent by Dense-Pac, treble damages and attorneys' fees. The Company is also seeking a declaratory judgment declaring

                            SIMPLE TECHNOLOGY, INC.

9.  COMMITMENTS AND CONTINGENCIES: (CONTINUED)
Dense-Pac's stacking patent invalid and not infringed by the Company. On October 15, 1998, Dense-Pac filed an answer to the Company's complaint denying the claim of infringement, asserted a defense of patent invalidity against the IC Tower stacking patent and asserted a counterclaim against the Company for alleged infringement of its stacking patent. On November 12, 1998, the Company filed an answer to Dense-Pac's counterclaim denying Dense-Pac's claim of infringement against the Company and asserting a defense of patent invalidity. Dense-Pac is seeking injunctive relief and damages equal to 2% of the Company's sales of its IC Tower stacking products found to infringe its patent, plus interest. For the year ended December 31, 1999, less than 10% of the Company's total revenues related to products which Dense-Pac alleges infringe on its stacking patent. Dense-Pac has also requested an award of attorneys' fees and treble damages and has reserved the right to seek unspecified lost profits as a result of the alleged infringement. Trial is set for February 2001.

    The outcome of this lawsuit is uncertain. In connection with this lawsuit, the Company has incurred, and expects to continue to incur, substantial legal fees and expenses. The Dense-Pac lawsuit has also diverted, and is expected to continue to divert, the efforts and attention of key management and technical personnel. As a result, the Company's pursuit and defense of this lawsuit, regardless of its eventual outcome, has been, and will continue to be, costly and time consuming. Should the outcome of the lawsuit be adverse, the Company may be required to pay significant monetary damages to Dense-Pac and may be enjoined from selling those products found to infringe Dense-Pac's patent unless the Company is able to negotiate a license from Dense-Pac. In the event the Company were to obtain a license from Dense-Pac, the Company would likely be required to make royalty payments to Dense-Pac with respect to sales of the products covered by the license. Any such payments would increase cost of revenues and reduce gross profits. There can be no assurances that the Company could enter into a license agreement with Dense-Pac on commercially reasonable terms, if at all. If the Company is required to pay significant monetary damages, is enjoined from selling any of the products or is required to make substantial royalty payments pursuant to any such license agreement, the Company's business would be significantly harmed. In addition, if the IC Tower stacking patent is found to be invalid, the Company's ability to exclude competitors from making, using or selling the same or similar products to the IC Tower stacking products would cease and the Company's business would be harmed. For the years ended December 31, 1998 and 1999, approximately 2.2% (unaudited) and 7.9% (unaudited) of total revenues, respectively, related to products utilizing the Company's stacking technology covered by the Company's IC Tower stacking patent. An adverse outcome could be material to the Company's financial position or results of operations. See Note 14 regarding a subsequent lawsuit filed by Dense-Pac against the Company and an executive officer of the Company.

INTERACTIVE FLIGHT TECHNOLOGIES, INC.

    On June 8, 1998, Interactive Flight Technologies, Inc. ("Interactive Flight") filed a lawsuit against Avnet, Inc. in a Superior Court of Arizona seeking an award for direct and consequential damages arising from the sale by the Company of allegedly defective hard disk drives to Avnet for inclusion in an in-flight entertainment system manufactured by Interactive Flight. The Company purchased the hard disk drives from Integral Peripherals, Inc. ("Integral"), the manufacturer, through its distributor, Bell Microsystems, Inc. ("Bell"). Integral has since declared bankruptcy and is not party to this lawsuit. On July 16, 1998, Avnet filed a third-party complaint against the Company for indemnification pursuant to the terms of a distribution agreement between Avnet and the Company. On September 18, 1998, the Company filed an answer denying the third-party complaint and filed a third-party complaint against, among others, Bell seeking indemnification and contribution. On May 24, 1999, Interactive Flight filed

                            SIMPLE TECHNOLOGY, INC.

9. COMMITMENTS AND CONTINGENCIES: (CONTINUED) a first amended complaint to add the Company as an additional defendant based on the terms of the Company's one-year written warranty which Interactive Flight contends was assigned to them by Avnet. On June 8, 1999, Avnet filed a cross claim against the Company seeking indemnification. On June 18, 1999, the Company answered the first amended complaint and Avnet's cross claim. The Company is the beneficiary of a potential insurance claim against the Chubb Group based on a $2,000,000 policy of insurance originally issued to Integral and assigned to the Company as part of a settlement reached in Integral's bankruptcy proceedings. Such policy applies only to property damage. To date, Chubb has denied the Company's claims under the policy. Interactive Flight is seeking out-of-pocket damages of approximately $4,100,000 from both Avnet and the Company and consequential damages from Avnet only arising from the alleged loss of contracts with several airline carriers totaling an additional $10,000,000. Avnet is seeking indemnification from the Company for both the out-of-pocket damages and the consequential damages. There are various summary judgment motions pending, including motions by Avnet and Bell against the Company. There can be no assurance that these motions will be determined in the Company's favor. Trial is set for September 2000.

    The outcome of this lawsuit is uncertain. The Company has incurred, and expects to continue to incur, substantial legal fees and expenses. This lawsuit has diverted and is expected to continue to divert the efforts and attention of key management and technical personnel. As a result, the Company's pursuit and defense of this lawsuit, regardless of its eventual outcome, has been, and will continue to be, costly and time consuming. Should the outcome of this lawsuit be adverse, the Company would be required to pay significant monetary damages to Interactive Flight and Avnet and the Company's business would be harmed. In addition, the Company can give no assurance that Chubb will honor the claim for coverage or that the Company will prevail on its third-party complaint against Bell. An adverse outcome could be material to the Company's financial position or results of operations. See Note 14 regarding subsequent developments related to the Interactive Flight lawsuit.

MICRON ELECTRONICS, INC.

    On October 27, 1999, the Company received a letter from Micron Electronics, Inc. ("Micron"), requesting that the Company refrain from the manufacture, sale or offer to sell memory products which infringe on two of Micron's U.S. patents. The Company is presently evaluating Micron's patents and their relationship to the Company's memory products. See Note 14 regarding the subsequent filing of a lawsuit by Micron against the Company.

OTHER LEGAL PROCEEDINGS

    The Company is currently not a party to any other material legal proceedings. However, the Company is involved in other suits and claims in the ordinary course of business, and the Company may from time to time become a party to other legal proceedings arising in the ordinary course of business.

    As is common in the industry, the Company currently has in effect a number of agreements in which the Company has agreed to defend, indemnify and hold harmless certain of its suppliers and customers from damages and costs which may arise from the infringement by the Company's products of third-party patents, trademarks or other proprietary rights. The scope of such indemnity varies, but may, in some instances, include indemnification for damages and expenses, including attorneys' fees. The Company's insurance does not cover intellectual property infringement.

                            SIMPLE TECHNOLOGY, INC.

9.  COMMITMENTS AND CONTINGENCIES: (CONTINUED)
LEASE COMMITMENTS

    As discussed in Note 3, the Company leases one of its corporate office facilities and some manufacturing equipment from affiliates of Manouch Moshayedi, Mike Moshayedi and Mark Moshayedi, each of whom is an executive officer and director of the Company, and guarantees the related notes payable. In addition, the Company leases from unaffiliated third parties, under operating leases and capital leases, an office building and manufacturing equipment with initial noncancellable lease terms ranging from 4 to 6 years. Future scheduled minimum annual lease payments for the years ending December 31 are as follows:

                                                   CAPITAL                 OPERATING
                                                   LEASES       OTHER        LEASE        OTHER
                                                  (RELATED     CAPITAL      (RELATED    OPERATING
                                                   PARTY)       LEASES       PARTY)      LEASES
                                                  ---------   ----------   ----------   ---------
2000............................................  $ 573,600   $  516,539   $  231,195   $459,373
2001............................................    394,949      478,739      232,260    126,452
2002............................................      5,600      466,139      232,260         --
2003............................................         --      114,530      232,260         --
2004............................................         --           --      232,260         --
Thereafter......................................         --           --       58,065         --
                                                  ---------   ----------   ----------   --------
Net minimum lease payments......................    974,149    1,575,947   $1,218,300   $585,825
                                                                           ==========   ========
  Less, amounts representing interest...........    (74,616)    (179,324)
                                                  ---------   ----------
Present value of future minimum capital lease
  obligations...................................    899,533    1,396,623
  Less, current portion.........................   (514,105)    (424,173)
                                                  ---------   ----------
Capital lease obligations, less current
  portion.......................................  $ 385,428   $  972,450
                                                  =========   ==========

    Rent expense for the years ended December 31, 1997, 1998 and 1999 was approximately $1,092,000, $953,000 and $802,000, respectively. Refer to Note 3 for related party amounts.

    A new operating lease with MDC was signed effective April 1, 2000 (see Note
14). The lease term was decreased from 26 years to 5 years and the monthly base rent was changed from approximately $19,000 to approximately $17,000. The above table reflects the new lease terms. In addition, the Company and MDC, on June 1, 2000, entered into another lease agreement which is not reflected in the table above (see Note 14).

REPURCHASE AGREEMENTS

    The Company is contingently liable at December 31, 1999 to various financial institutions on repurchase agreements in connection with wholesale inventory financing. In general, inventory would be repurchased by the Company upon customer default with a financing institution and then resold through normal distribution channels. The amount of potential product returns is estimated and provided for in the period of the sale for financial reporting purposes. As of December 31, 1999, the Company has never been required to repurchase inventory in connection with the customer default agreements noted above. However, there can be no assurance that the Company will not be required to repurchase inventory, upon customer default, in the future. Sales under such agreements were approximately $3,600,000, $1,700,000 and $2,000,000 for the years ended December 31, 1997, 1998 and 1999, respectively.

                            SIMPLE TECHNOLOGY, INC.

9.  COMMITMENTS AND CONTINGENCIES: (CONTINUED)
401(k) PLAN

    The Company has a 401(k) profit sharing plan covering employees with at least six months of service. Employees may make voluntary contributions of up to 20% of their annual pre-tax compensation to the plan, subject to the maximum limit allowed by the IRS guidelines, which is currently $10,500 annually. The Company makes matching contributions equal to one-half of each participating employee's matchable contributions to the plan which cannot exceed 10% of their salary. The Company's matching contributions to the plan are subject to vesting at the rate of 20% per year beginning after the employee's second year of employment. For the years ended December 31, 1997, 1998 and 1999, the Company made matching contributions of approximately $254,000, $250,000 and $339,000, respectively.

10.  STOCK OPTION PLAN:

    The 1996 Stock Option Plan (the "Plan") provides for the direct sale of shares and the grant of options to purchase shares of the Company's common stock to employees, officers, consultants and directors. The Plan includes nonqualified stock options ("NQSOs") and incentive stock options ("ISOs"). The option price for the ISOs and NQSOs shall not be less than the fair market value of the shares of the Company's stock on the date of the grant. For ISOs, the exercise price per share may not be less than 110% of the fair market value of a share of common stock on the grant date for any individual possessing more than 10% of the total outstanding stock of the Company. The Board of Directors has the authority to determine the time or times at which options become exercisable. Options expire within a period of not more than ten years from the date of grant. The Plan provides for the issuance of up to 4,521,091 shares of common stock. A summary of the option activity under the Plan is as follows:

                                                                                   WEIGHTED
                                                                                    AVERAGE
                                                                                   PRICE PER
                                            INCENTIVE   NONQUALIFIED     TOTAL       SHARE
                                            ---------   ------------   ---------   ---------
Balances at December 31, 1996.............  2,818,737     485,280      3,304,017     $1.06
Granted...................................    101,400          --        101,400     $1.18
Exercised.................................         --          --             --        --
Forfeited and/or expired..................   (405,367)    (18,298)      (423,665)    $1.06
                                            ---------     -------      ---------
Balances at December 31, 1997.............  2,514,770     466,982      2,981,752     $1.06
Granted...................................     55,770      50,700        106,470     $1.18
Exercised.................................         --          --             --        --
Forfeited and/or expired..................    (61,357)         --        (61,357)    $1.13
                                            ---------     -------      ---------
Balances at December 31, 1998.............  2,509,183     517,682      3,026,865     $1.07
Granted...................................    439,544      79,416        518,960     $1.18
Exercised.................................         --          --             --        --
Forfeited and/or expired..................   (111,423)    (49,341)      (160,764)    $1.11
                                            ---------     -------      ---------
Balances at December 31, 1999.............  2,837,304     547,757      3,385,061     $1.08
                                            =========     =======      =========     =====
Exercisable at December 31, 1997..........  1,500,639     303,500      1,804,139     $1.06
                                            =========     =======      =========     =====
Exercisable at December 31, 1998..........  2,108,740     406,523      2,515,262     $1.06
                                            =========     =======      =========     =====
Exercisable at December 31, 1999..........  2,606,675     506,394      3,198,066     $1.07
                                            =========     =======      =========     =====

                            SIMPLE TECHNOLOGY, INC.

10.  STOCK OPTION PLAN: (CONTINUED)

    As of December 31, 1999, options outstanding have a range of per share exercise prices between $1.06 and $1.18 and a weighted average remaining contractual life of 6.9 years.

    No compensation expense was recorded as a result of stock options granted to employees through December 31, 1998 as the fair value approximated the per share exercise price of the respective options granted. With respect to options granted to employees in 1999, there were 446,459 shares under options granted in January 1999 with an estimated fair market value of $1.58 per share, 65,910 granted in April 1999 and 6,591 granted in May 1999 with an estimated fair market value of $2.37 per share, all of which were granted at an exercise price of $1.18 per share. The difference between the exercise price and the fair market value at the date of grant of $262,000 is accounted for as unearned compensation and will be amortized to expense over the related service period. The Company recorded a total of approximately $120,000 as compensation expense for the year ended December 31, 1999 related to options granted to employees in 1999. No options have been granted in 2000.

    Pursuant to SFAS No. 123, "Accounting for Stock-Based Compensation," the Company has elected to continue the intrinsic value method of accounting for stock options granted to employees and directors in accordance with APB Opinion No. 25 and related interpretations in accounting for stock option plans. Accordingly, no compensation cost has been recognized for its Plan other than that described above. Had compensation cost been determined based on the fair value at the grant dates for stock options under the Plan consistent with the method promulgated by SFAS No. 123, the Company's net income (loss) for the years ended December 31, 1997, 1998 and 1999 would have resulted in the pro forma amounts below:

                                                        YEAR ENDED DECEMBER 31,
                                                ---------------------------------------
                                                   1997          1998          1999
                                                -----------   -----------   -----------
Income (loss) before income taxes, as
  reported....................................  $  (624,226)  $(2,140,413)  $11,984,836
Additional compensation expense per SFAS No.
  123                                              (315,429)     (117,290)     (107,040)
                                                -----------   -----------   -----------
Pro forma income (loss) before provision
  (benefit) for income taxes..................     (939,655)   (2,257,703)   11,877,796
Pro forma provision (benefit) for income
  taxes.......................................        2,517        23,714      (513,342)
                                                -----------   -----------   -----------
Pro forma net income (loss)...................  $  (942,172)  $(2,281,417)  $12,391,138
                                                ===========   ===========   ===========
Net income (loss) as reported.................  $  (625,898)  $(2,162,895)  $12,502,804
                                                ===========   ===========   ===========
Basic net income (loss) per share:
  Pro forma...................................  $     (0.03)  $     (0.07)  $      0.40
                                                ===========   ===========   ===========
  As reported.................................  $     (0.02)  $     (0.07)  $      0.41
                                                ===========   ===========   ===========
Diluted net income (loss) per share:
  Pro forma...................................  $     (0.03)  $     (0.07)  $      0.38
                                                ===========   ===========   ===========
  As reported.................................  $     (0.02)  $     (0.07)  $      0.38
                                                ===========   ===========   ===========
Weighted average shares outstanding:
  Basic.......................................   30,601,027    30,601,027    30,601,027
                                                ===========   ===========   ===========
  Diluted.....................................   30,601,027    30,601,027    32,657,993
                                                ===========   ===========   ===========

    The fair value of each option grant under the Plan was estimated on the date of the grant using the minimum value method as the Company is a nonpublic entity. This value is the current stock price less the present value of the exercise price for a stock that does not pay dividends. The assumptions

                            SIMPLE TECHNOLOGY, INC.

10.  STOCK OPTION PLAN: (CONTINUED)
used for the minimum value computation for the years ended December 31, 1997, 1998 and 1999 are as follows: the risk-free interest rate ranges from 4.39% to 6.41%; the exercise price is equal to the fair market value of the underlying common stock at the grant date, except in 1999 when the estimated fair market value per share under options granted is higher; the expected life of the option is the term to expiration, generally 5 years; the forfeiture rate is 8.0%; and the common stock will pay no dividends.

11.  RESTRUCTURING OF OPERATIONS:

    In December 1998, the Company adopted a plan to restructure its operations in Scotland in response to the increasingly competitive market conditions. The restructuring consisted of a series of planned actions, including the consolidation of the office and warehouse facility, the sale and disposal of machinery and equipment and a reduction in the number of employees. The restructuring charge recorded in 1998, included in general and administrative expenses, was $397,000 and related primarily to estimated losses associated with the sale and disposal of machinery and equipment and the consolidation of the office and warehouse facility. The estimated severance costs associated with the reduction of 32 employees of approximately $157,000 were recognized in 1999 because the Company did not notify the employees affected by the plan until early 1999. Also in 1999, the Company recorded additional restructuring charges of approximately $241,000, offset by approximately $603,000 of deferred incentive grants, as described below.

    At December 31, 1998, the accrued restructuring charge of $397,000 was reflected on the Company's consolidated balance sheet in accrued and other liabilities. Also included in accrued and other liabilities at December 31, 1998 was approximately $1,007,000 of unutilized deferred incentive grants awarded by Scottish governmental agencies in 1996. The first grant was in the form of a two-year free rent period related to the Company's manufacturing facility. The second grant consisted of potential payments, to the Company, contingent on the Company establishing and maintaining specified levels of employee headcount and attaining certain levels of capital expenditures.

    During the free rent period, which consummated in 1998, the Company recorded rent expense on a straight-line basis over the 15-year life of the lease, which resulted in a deferred rent credit of $621,000 upon conclusion of the free rent period. The deferred rent credit would have been amortized over the remaining 13-year life of the lease, with the monthly amortized amount equal to the difference between the actual rental payments and the straight-line rent expense. When the restructuring decision was made in December 1998, the deferred rent credit balance was approximately $603,000 and was included in accrued and other liabilities. In September 1999, the Company assigned its rights and obligations under the operating lease of its manufacturing facility to an unrelated third party. In November 1999, shortly after this lease assignment, the government of Scotland notified the Company that no additional payments or repayments would be required. As a result, the remaining $603,000 was recorded as a reduction to general and administrative expenses in 1999.

    The Company was also awarded an incentive grant to be paid in five installments totaling up to approximately $2,700,000. Such payments were to be based on the Company's progress toward hiring and maintaining certain employee headcount levels up to 360 individuals and purchasing certain amounts of fixed assets up to approximately $5,800,000. The Company received the first payment of approximately $404,000 in 1997 and based on the terms outlined by the Scottish government, which require the repayment of grant money should the Company not comply with the terms of the agreement, the $404,000 was included in accrued and other liabilities. As a result of the 1998

                            SIMPLE TECHNOLOGY, INC.

11. RESTRUCTURING OF OPERATIONS: (CONTINUED) restructuring decision, the Company was no longer in compliance with the terms of this agreement. In late 1999, the Company negotiated a settlement with a Scottish governmental agency to repay approximately $101,000 of this incentive grant money in exchange for reduced headcount and capital expenditure requirements. The Company repaid the settlement amount of $101,000 during 1999. Under the revised terms, the agency agreed to waive repayment of the remaining $303,000 if the Company maintained at least 12 sales and marketing employees in Scotland through December 31, 2001. At December 31, 1999, the remaining $303,000 was included in accrued and other liabilities and the Company was in compliance with the amended terms of the agreement. The Company is not entitled to a pro rata portion of this remaining grant amount based on the passage of time.

    In 1999, the Company ultimately incurred approximately $638,000 of charges associated with the disposal of machinery and equipment and the consolidation of the office and warehouse facility in Scotland, of which $397,000 was applied to the original restructuring liability with the remainder of $241,000 recognized in 1999 as a component of general and administrative expenses.

12.  SEGMENT INFORMATION:

    The Company designs, manufactures and markets a comprehensive line of memory, storage and connectivity products used in high performance computing, networking and communications, consumer electronics and industrial applications. The Company provides both standard and custom memory solutions for two reportable operating segments, Original Equipment Manufacturer and Aftermarket, based on dynamic random access memory, static random access memory and Flash memory technologies. The accounting policies for each of the reportable operating segments are the same as those described in Note 2.

    Beginning in 1999, after completion of management information system enhancements, the Company used net sales and gross profit as the basis for evaluating the performance of its operating segments. The Company performed no such analysis in 1998 and 1997, since no such information was then available. The Company does not allocate operating expenses, interest or income taxes to operating segments. Due to the similarity of products manufactured for customers within each operating segment, the Company does not maintain separate records to identify assets by operating segment.

    Summarized financial information regarding the Company's reportable segments is shown in the following table:

                                                                               SIX MONTH PERIOD ENDED JUNE 30, 2000
                                     YEAR ENDED DECEMBER 31, 1999                          (UNAUDITED)
                              -------------------------------------------   ------------------------------------------
                                ORIGINAL                                      ORIGINAL
                                EQUIPMENT                                     EQUIPMENT
                              MANUFACTURER    AFTERMARKET    CONSOLIDATED   MANUFACTURER    AFTERMARKET   CONSOLIDATED
                              -------------   ------------   ------------   -------------   -----------   ------------
Net revenues................   $49,601,356    $142,991,917   $192,593,273    $47,689,663    $84,957,482   $132,647,145
Cost of revenues............    35,018,292    117,725,187    152,743,479      34,154,662    69,082,145     103,236,807
                               -----------    ------------   ------------    -----------    -----------   ------------
  Gross profit..............   $14,583,064    $25,266,730    $39,849,794     $13,535,001    $15,875,337   $ 29,410,338
                               ===========    ============   ============    ===========    ===========   ============

                            SIMPLE TECHNOLOGY, INC.

12.  SEGMENT INFORMATION: (CONTINUED)

    For the six month period ended June 30, 2000 and for the years ended December 31, 1997, 1998 and 1999, international sales comprised 16.0% (unaudited), 22.5%, 19.0% and 15.0% of the Company's revenues, respectively. During these periods, no single foreign country accounted for more than 10.0% of total revenues. Foreign sales are shipped directly from the Company's foreign subsidiaries, while export sales are shipped domestically to the Company's foreign customers. During early 1999, the Company restructured its operations in Scotland to a sales office, resulting in a substantial shift of foreign sales to export sales. Financial information regarding the Company's international revenues is shown in the following table:

                                                                                                         SIX MONTH
                                                                                                        PERIOD ENDED
                                                                      YEAR ENDED DECEMBER 31,             JUNE 30,
                                                              ---------------------------------------   ------------
                                                                 1997          1998          1999           2000
                                                              -----------   -----------   -----------   ------------
                                                                                                        (UNAUDITED)
Export......................................................  $12,685,942   $16,779,344   $28,852,113   $21,213,939
Foreign.....................................................   23,044,685     6,425,700       121,069            --
                                                              -----------   -----------   -----------   -----------
                                                              $35,730,627   $23,205,044   $28,973,182   $21,213,939
                                                              ===========   ===========   ===========   ===========

13.  UNAUDITED PRO FORMA INFORMATION:

   In connection with the completion of the initial public offering of the Company's common stock, the Company's S corporation status will terminate for tax purposes. In addition, the Company will be required to record a nonrecurring income tax benefit and a corresponding net increase in net deferred income tax assets, equal to the difference in the Company's basis for assets and liabilities for financial reporting and income tax purposes. Accordingly, the Company's unaudited pro forma consolidated balance sheet at June 30, 2000 includes a net increase of approximately $330,000 which includes an increase in deferred tax assets in the aggregate by approximately $1,505,000 and an increase in deferred tax liabilities by approximately $1,175,000, assuming the Company ceased to be treated as an S corporation on June 30, 2000. The actual amount of the benefit and corresponding increase in net deferred income tax assets will be adjusted through the date immediately before the completion of the initial public offering. The Company has calculated the pro forma deferred tax assets and liabilities and benefit for income taxes using the asset and liability approach in accordance with SFAS No. 109, "Accounting for Income Taxes."

    The following presents the unaudited pro forma deferred tax assets and liabilities assuming the Company ceased to be treated as an S corporation on June 30, 2000:


Financial statement reserves................................  $ 1,068,000
Accrued expenses............................................      163,000
Stock options...............................................       52,000
Net operating loss carryforwards............................      103,000
Tax credits.................................................      622,000
Other.......................................................      277,000
                                                              -----------
  Gross deferred tax asset..................................    2,285,000
  Less, Valuation allowance.................................     (103,000)
                                                              -----------
                                                                2,182,000
                                                              -----------
Effect of state taxes.......................................     (359,000)
Accumulated depreciation....................................     (608,000)
Other.......................................................     (238,000)
                                                              -----------
  Gross deferred tax liability..............................   (1,205,000)
                                                              -----------
Net deferred tax asset......................................  $   977,000
                                                              ===========

                            SIMPLE TECHNOLOGY, INC.

13.  UNAUDITED PRO FORMA INFORMATION: (CONTINUED)
    Additionally, the unaudited pro forma consolidated balance sheet at June 30, 2000 includes an adjustment to reflect a distribution to existing shareholders of an amount equal to the undistributed earnings from the date of the Company's formation through June 30, 2000, equal to approximately $16,257,000, an additional distribution to existing shareholders of additional paid-in capital previously invested by them equal to $3,000,000 and an increase in net deferred income tax assets of approximately $330,000 assuming the Company's S corporation status terminated on June 30, 2000. The unaudited pro forma consolidated balance sheet does not give effect to distributions, to be paid to the existing shareholders concurrently with the completion of the initial public offering related to the Company's earnings from July 1, 2000 through the date immediately before the completion of the initial public offering.

    The following provides a summary reconciliation of the effects of the unaudited pro forma adjustments to the Company's retained earnings and additional paid-in capital:


Retained earnings as of June 30, 2000.......................  $ 16,257,000
Distributions to existing shareholders......................   (16,587,000)
Pro forma income tax benefit, net...........................       330,000
                                                              ------------
  Pro forma retained earnings as of June 30, 2000...........  $         --
                                                              ============

Additional paid-in capital as of June 30, 2000..............  $  3,283,000
Distributions to existing shareholders......................    (3,000,000)
                                                              ------------
  Pro forma additional paid-in capital as of June 30,
    2000....................................................  $    283,000
                                                              ============

14.  SUBSEQUENT EVENTS (UNAUDITED):

STOCK SPLITS:

    In September 2000, the Company effected a 5.07 for 1.0 stock split of all outstanding common stock and common stock options. All share and per share amounts have been adjusted to give retroactive effect to the stock split for all periods presented.

2000 STOCK INCENTIVE PLAN:

    In June 2000, the 2000 Stock Incentive Plan was adopted by the Company's Board of Directors and approved by its shareholders. The 2000 Stock Incentive Plan will become effective on the date the underwriting agreement for an initial public offering is signed. At that time, all outstanding options under the Company's 1996 Stock Option Plan will be transferred to the 2000 Stock Incentive Plan, and no further option grants will be made under that predecessor plan. The transferred options will continue to be governed by their existing terms, unless the Company's compensation committee elects to extend one or more features of the 2000 Stock Incentive Plan to those options. The 2000 Stock Incentive Plan has the following five features: (1) a discretionary option grant program under which eligible individuals may be granted options to purchase shares of common stock at an exercise price not less than 100% of the fair market value of those shares on the grant date; (2) a stock issuance program under which eligible individuals may be issued shares of common stock directly, through the purchase of such shares at a price not less than 100% of their fair market value at the time of issuance or as a bonus tied to the attainment of performance milestones or the completion of a specified period of service; (3) a salary investment option grant program under which the Company's executive officers and other highly compensated employees may be given the opportunity to apply a portion of their base salary to the acquisition of special below-market stock option grants; (4) an automatic option grant program under which option grants will automatically be made to new non-employee board members to

                            SIMPLE TECHNOLOGY, INC.

14. SUBSEQUENT EVENTS (UNAUDITED): (CONTINUED) purchase shares of common stock at an exercise price equal to 100% of the fair market value of those shares on the date those individuals are first elected or appointed to the board; and (5) a director fee option grant program under which the Company's non-employee board members may be given the opportunity to apply a portion of the annual retainer fee, if any, otherwise payable to them in cash each year to the acquisition of special below-market option grants.

AMENDMENT TO LINE OF CREDIT:

    In May and June 2000, the Company's line of credit agreement (see Note 6) was amended to increase the maximum borrowing amount from $20,000,000 to $22,500,000 and $22,500,000 to $27,500,000, respectively. If the Company conducts an initial public offering with net proceeds to the Company between $35.0 million and $70.0 million, the available line of credit will be reduced to a range of $15.0 million to $20.0 million as determined by the bank in its sole and absolute discretion. If the net proceeds from an initial public offering are greater than $70.0 million, the available line of credit will be reduced to a range of $10.0 million to $15.0 million as determined by the bank in its sole and absolute discretion. In conjunction with the increase, the Company paid a facility advance fee of $28,125. Borrowings under the line of credit bear interest at the prime lending rate. The line of credit matures on August 3, 2002. In the event the Company terminates the credit facility on or before August 3, 2001, or on or before August 3, 2002, a termination fee of $275,000 and $137,500, respectively, will be assessed against the Company, unless the termination is due to the origination of a new credit facility with the bank.

MDC EXERCISE OF BUILDING PURCHASE OPTION AND BUILDING LEASE:

    In March 2000, MDC exercised an option to purchase a building from a third party (see Note 3) and subsequently purchased the facility. On June 1, 2000, the Company and MDC entered into a new operating lease for this building with a term of five years, expiring May 2005, with scheduled base rental payments of approximately $33,000 per month.

MDC MORTGAGE NOTE REFINANCE AND BUILDING LEASE:

    In April 2000, MDC refinanced its mortgage note payable (see Note 3) with a bank. In conjunction with this transaction, the Company is no longer required to guarantee the MDC mortgage note payable. The Company also terminated its existing building lease with MDC and entered into a new operating lease with MDC with a term of five years, expiring in March 2005, with scheduled base rental payments of approximately $17,000 per month.

AMENDED ARTICLES OF INCORPORATION:

    In March 2000, the Company amended its Articles of Incorporation and Bylaws so the Company would have the authorization to issue up to 100,000,000 common shares and 20,000,000 preferred shares, both with a $0.001 par value. Such authorizations have been reflected on the Company's consolidated balance sheet under shareholders' equity.

MICRON ELECTRONICS, INC.:


    On April 6, 2000, Micron Electronics, Inc. filed a lawsuit against 18 computer memory manufacturers, including the Company, in the United States District Court for the Northern District of California, seeking unspecified damages, including enhanced damages up to three times actual damages based on the Company's alleged willful infringement, injunctive relief, attorneys' fees and costs arising from the Company's alleged infringement of three of Micron's patents. On August 22, 2000, the

                            SIMPLE TECHNOLOGY, INC.

14.  SUBSEQUENT EVENTS (UNAUDITED): (CONTINUED)

Company entered into a license agreement with Micron for the use, sale and importation into the United States of certain memory modules incorporating Micron's proprietary technology. The license agreement requires a royalty payment of $0.40 per unit for such memory modules. Such payments are due quarterly through May, 2016. The license agreement was entered into in connection with the Company's August 22, 2000 settlement of a lawsuit originally filed by Micron on April 6, 2000 against 18 computer memory manufacturers, including the Company, for the Company's alleged infringement of certain of Micron's patents. A Stipulation and Order was executed by the Company on August 22, 2000 and by Micron on August 23, 2000 which would dismiss the Micron lawsuit with prejudice.


DENSE-PAC MICROSYSTEMS, INC.--TECHNOLOGY MISAPPROPRIATION:

    On April 10, 2000, Dense-Pac Microsystems, Inc. filed a lawsuit against the Company and Mark Moshayedi, a beneficial shareholder and the Company's Chief Operating Officer, Chief Technical Officer and Secretary, in the Superior Court of Orange County, California, seeking unspecified damages, including punitive damages, injunctive relief, attorneys' fees and costs arising from the Company's alleged misappropriation of Dense-Pac's technology based on one of Dense-Pac's patents and the sale of the Company's products incorporating such technology alleged to have been misappropriated. Dense-Pac's complaint sets forth various causes of action against the Company and Mark Moshayedi, including common law misappropriation, intentional and negligent interference with prospective business advantage, unfair competition, unjust enrichment and trade secret misappropriation. On May 26, 2000, the Company filed an answer to Dense-Pac's complaint denying Dense-Pac's allegations against the Company and Mark Moshayedi and asserting a number of defenses, including failure to state a claim, waiver and estoppel. The Company is defending and indemnifying Mark Moshayedi in this lawsuit as part of its obligation under their indemnification agreement. This lawsuit is in the very early stages. The outcome of this lawsuit is uncertain. The Company's defense of this lawsuit, regardless of its eventual outcome, will likely be costly and time consuming. If the Company is unsuccessful in this lawsuit, the Company may be required to pay significant monetary damages to Dense-Pac and may be enjoined from manufacturing and selling those products found to have been misappropriated from Dense-Pac unless the Company is able to negotiate a license from Dense-Pac. If the Company is required to pay significant monetary damages, is enjoined from manufacturing and selling any of its products or is required to make substantial royalty payments pursuant to any such license agreement, the Company's business would be harmed.

INTERACTIVE FLIGHT TECHNOLOGIES, INC.


    On August 18, 2000, the court entered a ruling granting Avnet's motion for summary judgement requiring the Company to indemnify Avnet for damages and attorneys' fees incurred by Avnet in its defense of Interactive Flight's lawsuit. On September 1, 2000, the court entered a ruling in favor of Avnet and the Company by granting a joint motion for partial summary judgment against Interactive Flight. The effect of this ruling is to ban Interactive Flight from pursuing claims for either incidental or consequential damages against Avnet or the Company. On September 13, 2000, the court granted a motion for summary judgment in favor of Bell Microsystems and against the Company, effectively eliminating the Company's claim against Bell Microsystems for indemnification.


SIMPLE TECHNOLOGY CANADA LTD.:

    In June 2000, Simple Technology Canada ("STC") distributed all of its assets totaling approximately $92,000 to its shareholders through the establishment of an escrow account. Subsequently, the Company made filings with the Canadian tax authorities to dissolve STC and the Company is currently awaiting their approval. Upon dissolution, the amount held in escrow will be distributed to the Company and the beneficial shareholders of the Company in proportion to their previous ownership interests in STC.

                               INSIDE BACK COVER

    The Simple Technology logo is in the center of a page divided into four equal pictures. The top left picture depicts an engineer examining a computer display showing a schematic of a memory module's placement on a circuit board. This picture is captioned, "The module design process." The bottom left picture depicts memory modules on two memory boards. The top right picture depicts two engineers testing and installing memory boards. This picture is captioned, "Product testing." The bottom right picture depicts a Simple Technology Compact Flash-TM- card.

                                6,364,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                                 --------------

                                   PROSPECTUS
                                           , 2000

                             ---------------------

                                LEHMAN BROTHERS
                         BANC OF AMERICA SECURITIES LLC

                            FIDELITY CAPITAL MARKETS
                 a division of National Financial Services LLC

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

DESCRIPTION
-----------
SEC registration fee........................................  $   23,185
NASD filing fee.............................................       9,282
Printing and engraving expenses.............................     350,000
Blue Sky fees and expenses..................................       5,000
Legal fees and expenses.....................................     600,000
Accounting fees and expenses................................     800,000
Directors and Officers Insurance............................     300,000
Nasdaq National Market listing fee..........................      95,000
Transfer agent and registrar fees and expenses..............      10,000
Miscellaneous...............................................      57,533
                                                              ----------
      Total.................................................  $2,250,000
                                                              ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Our Amended and Restated Articles of Incorporation limit the personal liability of our directors for monetary damages to the fullest extent permitted by the California General Corporation Law (the "California Law"). Under the California Law, a director's liability to a company or its shareholders may not be limited (i) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (ii) for acts or omissions that a director believes to be contrary to the best interests of the Company or its shareholders or that involve the absence of good faith on the part of the director, (iii) for any transaction from which a director derived an improper personal benefit, (iv) for acts or omissions that show a reckless disregard for the director's duty to the Company or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of a serious injury to the Company or its shareholders, (v) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Company or its shareholders, (vi) under Section 310 of the California Law concerning contracts or transactions between the Company and a director, or
(vii) under Section 316 of the California Law concerning directors' liability for improper dividends, loans and guarantees. The limitation of liability does not affect the availability of injunctions and other equitable remedies available to the Company's shareholders for any violation by a director of the director's fiduciary duty to the Company or its shareholders. The Company's Amended and Restated Articles of Incorporation also include an authorization for the Company to indemnify its "agents" (as defined in Section 317 of the California Law) through bylaw provisions, by agreement with the agents, vote of our shareholders or disinterested directors, or otherwise, to the fullest extent permitted by law. Pursuant to this provision, the Company's Amended and Restated Bylaws provide for indemnification of the Company's directors, officers and employees. In addition, the Company may, at its discretion, provide indemnification to persons whom the Company is not obligated to indemnify. The Amended and Restated Bylaws also allow the Company to enter into indemnity agreements with individual directors, officers, employees and other agents. These indemnity agreements have been entered into with all directors and executive officers and provide the maximum indemnification permitted by law.

These agreements, together with the Company's Amended and Restated Articles of Incorporation and Amended and Restated Bylaws, may require the Company, among other things, to indemnify these directors or executive officers (other than for liability resulting from willful misconduct of a culpable nature), to advance expenses to them as they are incurred, provided that they undertake to repay the amount advanced if it is ultimately determined by a court that they are not entitled to indemnification, and to obtain directors' and officers' insurance if available on reasonable terms. Section 317 of the California Law and the Company's Amended and Restated Bylaws make provision for the indemnification of officers, directors and other agents in terms sufficiently broad to indemnify such persons, under certain circumstances, for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933. The Company believes that the foregoing indemnification provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers. Other than the lawsuit filed on April 10, 2000 by Dense-Pac Microsystems, Inc. in the Superior Court of Orange County, California against the Company and Mark Moshayedi, the Company's Chief Operating Officer, Chief Technical Officer and Secretary, alleging misappropriation of Dense-Pac's technology based on its U.S. Patent No. 4,956,694, the Company is not aware of any pending litigation or proceeding involving any director, officer, employee or agent of the Company in which indemnification will be required or permitted or that might result in a claim for such indemnification. The Company plans to obtain directors' and officers' liability insurance upon the completion of this offering.

    The Underwriting Agreement provides for indemnification by the underwriters of Simple Technology and its officers and directors, and by Simple Technology of the underwriters, for certain liabilities arising under the Securities Act of 1933, or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

    The following is a summary of transactions by Simple Technology during the past three years involving sales of our securities that were not registered under the Securities Act of 1933:

    In January 1997, we granted options to purchase an aggregate of 76,050 shares of our common stock to our employees at a weighted average exercise price of $1.17 per share. None of these options have been exercised.

    From November 1998 to December 1998, we granted options to purchase on aggregate of 106,470 shares of common stock to our employees at an exercise price of $1.18 per share. None of these options have been exercised.

    From January 1999 to December 1999, we granted options to purchase 518,960 shares of our common stock to our executive officers at an exercise price of $1.18 per share. None of these options have been exercised.

    The sale and issuance of securities in the above transactions were deemed to be exempt from registration under the Securities Act of 1933 by virtue of
Section 4(2) or Rule 701 thereof, as transactions by an issuer not involving a public offering under the Securities Act of 1933. Appropriate legends have been or will be affixed to the stock certificates issued in such transactions.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits

    See Exhibit Index at page II-7.

(b) Financial Statement Schedules

    See page II-4.

    All other schedules are omitted because they are not required, not applicable or the information is included in our consolidated financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

    The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in denominations as required by the underwriters and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person of the Registrant in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of these securities at that time shall be deemed to be the initial bona fide offering thereof.

                      REPORT OF INDEPENDENT ACCOUNTANTS ON
                         FINANCIAL STATEMENT SCHEDULES

The Shareholders and Board of Directors

Simple Technology, Inc.

Our audits of the consolidated financial statements of Simple Technology, Inc. referred to in our report dated February 25, 2000 appearing in this registration statement on Form S-1 also included an audit of the financial statement schedule listed in Item (16)(b) of this Form S-1. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PricewaterhouseCoopers LLP

Costa Mesa, California
February 25, 2000

                            SIMPLE TECHNOLOGY, INC.
    SCHEDULE II--CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
               FOR THE YEARS ENDED DECEMBER 31, 1997, 1998, 1999

                                                                 ACCOUNTS               INVENTORY
                                                           RECEIVABLE ALLOWANCES   VALUATION ALLOWANCE
                                                           ---------------------   -------------------
Balance, December 31, 1996...............................       $  805,079             $  2,095,932
Charged to operations....................................        1,363,341                  474,107
Write-offs...............................................         (982,581)                (621,280)
                                                                ----------             ------------
Balance, December 31, 1997...............................        1,185,839                1,948,759
Charged to operations....................................          565,492                  364,296
Write-offs...............................................       (1,025,528)                (823,098)
                                                                ----------             ------------
Balance, December 31, 1998...............................          725,803                1,489,957
Charged to operations....................................          485,561                1,213,904
Write-offs...............................................         (439,558)                (623,640)
                                                                ----------             ------------
Balance, December 31, 1999...............................       $  771,806             $  2,080,221
                                                                ==========             ============

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 4 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Ana, State of California on September 25, 2000.


                                                       SIMPLE TECHNOLOGY, INC.

                                                       By:  /s/ DAN MOSES
                                                            -----------------------------------------
                                                            Dan Moses
                                                            CHIEF FINANCIAL OFFICER

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:


              SIGNATURE                                  TITLE                           DATE
              ---------                                  -----                           ----
MANOUCH MOSHAYEDI*                     Chief Executive Officer and Chairman of    September 25, 2000
----------------------------           the Board of Directors
Manouch Moshayedi

MIKE MOSHAYEDI*                        President and Director                     September 25, 2000
----------------------------
Mike Moshayedi

MARK MOSHAYEDI*                        Chief Operating Officer, Chief Technical   September 25, 2000
----------------------------           Officer, Secretary and Director
Mark Moshayedi

/s/ DAN MOSES                          Chief Financial Officer (Principal         September 25, 2000
----------------------------           Financial and Accounting Officer) and
Dan Moses                              Director


*By:                      /s/ DAN MOSES
             --------------------------------------
                            Dan Moses
                        ATTORNEY-IN-FACT

                                 EXHIBIT INDEX


       NUMBER              DESCRIPTION
---------------------      -----------
         1.1 +             Form of Underwriting Agreement

         3.1 +             Amended and Restated Articles of Incorporation of the
                           Registrant

         3.2 +             Amended and Restated Bylaws of the Registrant, as currently in effect

         3.3               Certificate of Amendment to the Amended and Restated
                           Articles of Incorporation of the Registrant, dated
                           August 31, 2000

         4.1 +             See Exhibits 3.1 and 3.2 for provisions of the Amended and
                           Restated Articles of Incorporation and Amended and Restated
                           Bylaws for the Registrant defining the rights of holders of
                           Common Stock of the Registrant

         4.2 +             Specimen Stock Certificate

         5.1               Opinion of Brobeck, Phleger & Harrison LLP

        10.1 + Amended and Restated Lease, dated April 1, 2000, by and between MDC Land LLC and the Registrant

        10.2 +             Amended and Restated Real Estate Lease, dated June 1, 2000, by and between MDC Land LLC and the Registrant

        10.3 +             Credit Agreement, dated August 3, 1999, between the
                           Registrant and Comerica Bank

        10.4 +             Security Agreement, dated August 3, 1999, by the Registrant and Comerica Bank

        10.5 +             2000 Stock Incentive Plan (as amended and restated)

        10.6 +             2000 Employee Stock Purchase Plan (as amended and restated)

        10.7 +             Form of Indemnification Agreement between the Registrant and each of its directors and officers

        10.8 +             Form of Employment Agreement for Executive Officers of the
                           Registrant (including a schedule of substantially identical agreements)

        10.9 +             Distribution and Tax Indemnity Agreement, dated       ,
                           2000, by and between the Registrant and each of the
                           Registrant's shareholders

        10.10              Reserved

        10.11+             Equipment Lease, dated June 1, 1996, by and between MDC Land
                           Corporation and the Registrant, as currently in effect

        10.12+             Equipment Lease, dated September 1, 1996, by and between MDC
                           Land Corporation and the Registrant, as currently in effect

        10.13+             Equipment Lease, dated October 1, 1996, by and between MDC
                           Land Corporation and the Registrant, as currently in effect

        10.14+             Equipment Lease, dated January 1, 1997, by and between MDC
                           Land Corporation and the Registrant, as currently in effect

        10.15+             Equipment Lease, dated February 1, 1997, by and between MDC
                           Land Corporation and the Registrant, as currently in effect

       NUMBER              DESCRIPTION
---------------------      -----------
        10.16+             Equipment Lease, dated April 1, 1997, by and between MDC
                           Land Corporation and the Registrant, as currently in effect

        10.17              Reserved

        10.18+             Guaranty, dated March 5, 1996, by the Registrant in favor of
                           Lyon Credit Corporation

        10.19+             First Amendment to Credit Agreement, dated as of December
                           29, 1999, by and between Comerica Bank and the Registrant

        10.20+             Second Amendment to Credit Agreement, dated as of May 19,
                           2000, by and between Comerica Bank and the Registrant

        10.21+             Third Amendment to Credit Agreement, dated as of May 19,
                           2000, by and between Comerica Bank and the Registrant

        10.22+             Fourth Amendment to Credit Agreement, dated as of June 27,
                           2000, by and between Comerica Bank and the Registrant

        10.23+             Fifth Amendment to Credit Agreement, dated as of June 27,
                           2000, by and between Comerica Bank and the Registrant

        10.24+             Grant Letter, dated December 9, 1996, from the Secretary of
                           State for Scotland to the Registrant

        10.25+             License Agreement, dated August 22, 2000, by and between
                           Micron Electronics and the Registrant

        21.1 +             List of subsidiaries of the Registrant

        23.1               Consent of PricewaterhouseCoopers LLP

        23.2 +             Consent of Counsel (included in Exhibit 5.1)

        23.3 +             Consent of F. Michael Ball, dated as of June 30, 2000

        23.4 +             Consent of Mark R. Hollinger, dated as of June 30, 2000

        23.5 +             Consent of Thomas A. Beaver, dated as of June 30, 2000

        24.1 +             Power of Attorney

        27.1 +             Financial Data Schedule


------------------------


+  Previously filed.